Exhibit 99.2

Huitao Technology Co., Ltd.

(formerly China Advanced Construction Materials Group, Inc.)

800 3rd Ave, Suite 2800, New York, NY 10022

April 7, 2020

Dear Shareholder:

You are cordially invited to attend our 2020 Annual Meeting of Shareholders (the “2020 Annual meeting”) to be held on April 27, at 10 a.m. local time at 800 3rd Ave, Suite 2800, New York, NY 10022.

If you owned our ordinary shares at the close of business on April 7, 2020 (“Record Date”), you are entitled to vote on the matters which are listed in the Notice of 2020 Annual Meeting.

The Board of Directors recommends a vote “FOR” each of the proposal listed in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2020 Annual meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2020 Annual meeting. Accordingly, whether or not you plan to attend the 2020 Annual meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2020 Annual Meeting.

We are proud that you have chosen to invest in Huitao Technology Co., Ltd. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2020 Annual Meeting of Shareholders.

Sincerely,

/s/ Yang (Sean) Liu
Yang (Sean) Liu
Chief Executive Officer and Chairman of the Board

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

Huitao Technology Co., Ltd.

9 North West Fourth Ring Road

800 3rd Ave, Suite 2800, New York, NY 10022

Notice of 2020 Annual Meeting of Shareholders

April 7, 2020

TIME AND DATE	10 A.M. LOCAL TIME, April 27, 2020

PLACE	800 3rd Ave, Suite 2800, New York, NY 10022

ITEMS OF BUSINESS

Item		Board Recommendation

1.	To approve and adopt a Share Purchase Agreement (the “SPA”) and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the “Disposition”) by Huitao Technology Co., Ltd. (the “Company”) of 100% of the outstanding capital stock of Xin Ao Construction Materials, Inc. (“BVI-ACM”), the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to Mr. Xianfu Han and Mr. Weili He (the “Purchasers”), in exchange for $600,000 (the “Purchase Price”).	“FOR”

2.	To elect Yang (Sean) Liu, Lili Jiang, Wei Fang, Xiaoyuan Zhang, and Wei Pei (the “Director Nominees”) to serve on the Company’s Board of Directors (the “Board”) for a term of one (1) year;	“FOR”

3.	To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, (the “Charter Amendment”), to change the Company’s name from “Huitao Technology Co., Ltd.” to “Color Star Technology Co., Ltd.” (the “Name Change”)	“FOR”

4.	To transact such other business as may properly come before the 2020 Annual Meeting of Shareholders or any adjournment or postponement thereof.	“FOR”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2020 Annual meeting (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2020 Annual meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2020 Annual meeting, or any adjournments or postponements thereof, was the close of business on April 7, 2020.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of April 7, 2020 will be available for inspection at the 2020 Annual meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2020 Annual meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2020 Annual meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about April 7, 2020, to all shareholders entitled to vote at the 2020 Annual meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under the cover of a Form 6-K. If you plan to attend the 2020 Annual meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2020 Annual meeting.

Whether or not you plan to attend the 2020 Annual meeting, it is important that your shares be represented and voted at the 2020 Annual meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 800 3rd Ave, Suite 2800, New York, NY 10022 not later than 11:59 p.m. EST on April 26, 2020 to be validly included in the tally of shares voted at the 2020 Annual meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Huitao Technology Co., Ltd.

/s/ Yang (Sean) Liu
Yang (Sean) Liu
Chief Executive Officer and Chairman of the Board

TABLE OF CONTENTS

PAGE

GENERAL INFORMATION	1
QUESTIONS AND ANSWERS ABOUT THE 2020 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES	1
PROPOSAL 1: TO APPROVE AND ADOPT THE SHARE PURCHASE AGREEMENT AND THE DISPOSITION	8
Background	8
Opinion of ViewTrade	11
Interests of Directors and Executive Officers in the Disposition	15
Regulatory Approvals Required for the Disposition	15
Appraisal Rights	15
The Share Purchase Agreement	15
Vote Required; Recommendation of the Board of Directors	16
PROPOSAL 2: ELECTION OF DIRECTORS	19
PROPOSAL 3: APPROVAL AND ADOPTION OF THE CHARTER AMENDMENT	29
DOCUMENTS ON DISPLAY	29
OTHER MATTERS	29

OTHER INFORMATION	29
Deadline for Submission of Shareholder Proposals for 2020 Annual Meeting of Shareholders	29
Proxy Solicitation	29
Annual Report	30
Delivery of Proxy Materials to Households	30
Legal Matters	30
Where You Can Find Additional Information	30

Appendix A: Share Purchase Agreement	A-1
Appendix B: ViewTrade Opinion	B-1
Appendix C: Annual Report for the fiscal year ended June 30, 2019 including the Audited Consolidated Financial Statements of Huitao Technology Co., Ltd. as of, and for the fiscal years ended, June 30, 2019 and 2018	C-1

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PROXY STATEMENT

HUITAO TECHNOLOGY CO., LTD. 2020 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Huitao Technology Co., Ltd. (formerly China Advanced Construction Materials Group, Inc.) (“we,” “us,” “HHT” or the “Company”), a Cayman Islands company, is soliciting proxies to be used at the 2020 Annual meeting of the Company to be held at 800 3rd Ave, Suite 2800, New York, NY 10022 on Monday, April 27, 2020, at 10 a.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about April 7, 2020. The Board is requesting that you permit your ordinary shares to be represented at the 2020 Annual meeting by the persons named as proxies for the 2020 Annual meeting.

The proxy solicitation materials, including the Notice of 2020 Annual meeting of Shareholders, this Proxy Statement, and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2020 Annual meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2020 Annual meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2020 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2020 Annual meeting. As a shareholder, you are invited to attend the 2020 Annual meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2020 Annual meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Yang (Sean) Liu has been designated as the Company’s proxy for the 2020 Annual meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2020 ANNUAL MEETING?

The following proposals will be voted on at the 2020 Annual meeting:

1.	To approve and adopt the Share Purchase Agreement and Disposition;

2.	To elect the Director Nominees to serve on the Company’s Board for a term of one (1) year;

2.	To transact such other business as may properly come before the 2020 Annual meeting of Shareholders or any adjournment or postponement thereof.

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HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

“FOR” the approval of the Share Purchase Agreement and the transactions contemplated thereby (Proposal No. 1);

“FOR” the election of each Director Nominee (Proposal No. 2);

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2020 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2020 Annual meeting, including, among other things, consideration of a motion to adjourn or postpone the 2020 Annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2020 Annual meeting.

WHO CAN VOTE AT THE 2020 ANNUAL MEETING?

Shareholders of record at the close of business on April 7, 2020, the date established by the Board for determining the shareholders entitled to vote at our 2020 Annual meeting (the “Record Date”), are entitled to vote at the 2020 Annual meeting.

On the Record Date, 17,970,489   shares of our ordinary shares were outstanding and entitled to vote at the 2020 Annual meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2020 Annual meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2020 Annual meeting.

A list of the shareholders of record as of the Record Date will be available for inspection at the 2020 Annual meeting.

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WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2020 Annual meeting in order to properly convene the 2020 Annual meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2020 Annual meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Action Stock Transfer Corp. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2020 Annual meeting, but you may not vote these shares in person at the 2020 Annual meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2020 Annual meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2020 Annual meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 800 3rd Ave, Suite 2800, New York, NY 10022 not later than 11:59 p.m. Eastern Time on April 26, 2020 to be validly included in the tally of shares voted at the 2020 Annual meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

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WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the approval of the Disposition (Proposal No. 1) and “FOR” the election of each Director Nominee (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2020 Annual meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that The Nasdaq Stock market LLC (“Nasdaq”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2020 Annual meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2020 Annual meeting, a valid, later-dated proxy. Attendance at the 2020 Annual meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2020 Annual meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2020 Annual meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2020 Annual meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2019 ANNUAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2020 Annual meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2020 Annual Meeting.

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WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2020 Annual meeting is required to approve and adopt the Share Purchase Agreement and the transactions contemplated thereby (Proposal No. 1), the election of directors (Proposal No. 2), and the approval and adoption of the Charter Amendment (Proposal No. 3).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2020 Annual meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2020 ANNUAL MEETING?

If you plan to attend the 2020 Annual meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2020 Annual meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business Eastern Time on April 7, 2020. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2020 Annual meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on June 30.

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RISK FACTORS

In addition to the other information contained in this proxy statement, you should carefully consider the following risk factors relating to the Disposition before you decide whether to vote for the proposals. You should also consider the other information in the proxy statement and our other reports on file with the SEC, including the annual report on Form 20-F for the fiscal year ended June 30, 2019 and the prospectus supplement filed on April 2, 2020. See “Where You Can Find More Information.”

The Disposition may not be completed if the parties fail to obtain shareholder approval or satisfy other closing conditions, or otherwise.

There will be uncertainties in completing the Disposition, which remains subject to conditions precedent involving, among other things, approval by the shareholders of the Company. See “Proposal #1: Approval and Adoption of the Share Purchase Agreement and the Disposition – Terms of the Share Purchase Agreement – Consideration and Closing.” The Transaction may be terminated by the Company or the Purchasers if one or more of the closing conditions are not met.

We will be liable to the Purchasers for a breach or violation of any representation, warranty, covenants or other obligation under the SPA.

The Company has made certain representations, warranties and covenants under the SPA. See “Proposal #1: Approval and Adoption of the Share Purchase Agreement and the Disposition – Terms of the Share Purchase Agreement – Representations and Warranties.” If there is any breach by the Company of any such representation, warranty, covenant or other obligation under the SPA, the Company may be liable, either before or after the closing of the Disposition.

The business to be retained by us after the consummation of the Disposition is significantly smaller than our current operations and still generates losses; we may not be able to rely on the retained business to sustain our business operations.

Immediately following the sale of BVI-ACM (which operates our concrete businesses) to the Purchasers, our business will consist of the education services business conducted via our wholly owned subsidiaries CACM Group NY, Inc. (“CACM”) and Sunway Kids International Education Group Ltd (“Sunway Kids”).

We intend to roll out our education services business in the U.S. via CACM and continue to integrate Sunway Kids. However, given that we have no substantial track record of operating education service businesses, we may not be successful in doing so.

We may also seek to maximize our profitability through further reducing corporate overhead costs. Because our business will be significantly smaller following the Disposition, we believe that there will be certain ways in which corporate overhead costs may be significantly reduced. However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability in this fashion may be impaired.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the Disposition. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome.

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Despite the completion of the Disposition, our ordinary shares may still be subject to delisting by the Nasdaq Capital Market.

On November 18, 2019, we received a notification letter from the Nasdaq Listing Qualifications Staff of Nasdaq notifying us that we are no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholder Equity Requirement”).The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Nasdaq had provided us with 45 calendar days, or until January 2, 2020, to submit a plan to regain compliance with the minimum stockholders’ equity standard. If our plan to regain compliance is accepted, Nasdaq could grant an extension of up to 180 calendar days from the date of the notification letter, or until May 16, 2020, to evidence compliance. On January 2, 2020, we submitted our plan of compliance to Nasdaq.

On January 24, 2020, we received a notice (the “Notice”) from Nasdaq stating that we were not able to regain compliance with the Stockholder Equity Requirement or the alternative criteria set forth in Nasdaq Listing Rule 5550(b) and that the Staff had determined to seek to delist the Company’s securities from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel (the “Panel”). On January 28, 2020 we requested a hearing before the Panel. Such request deferred any suspension or delisting action by Nasdaq pending the completion of the hearing process. On January 30, 2020, we received a hearing instruction letter from Nasdaq stating that the delisting action referenced in the Notice has been stayed, pending a final written decision by the Panel.

On March 7, 2020, we received a notification letter from Nasdaq notifying us that we are no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The notification received has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Under the Nasdaq Listing Rules, the Company has until September 1, 2020 to regain compliance. If at any time during such 180-day period the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance.

On March 12, 2020, the Company appeared before the Panel to demonstrate its ability to regain compliance with the Stockholder Equity Requirement and subsequently submitted supplemental information to the Panel on March 23, 2020 pursuant to the Panel’s request. The Company is currently awaiting the final written decision by the Panel.

Following the Disposition, our stockholders’ equity should increase. However, we may not be able to continue to satisfy the stockholder equity requirement in the long run if we incur significant debt or liabilities. If we are unable to satisfy the stockholder equity or other continued listing criteria of the Nasdaq Capital Market or regain compliance with the bid price requirement, our ordinary shares may be delisted from that market.

Any delisting of our ordinary shares from the Nasdaq Capital Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ordinary shares, reduce our flexibility to raise additional capital, reduce the price and volume at which our ordinary shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ordinary shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ordinary shares, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our ordinary shares and our business, financial condition and results of operations.

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PROPOSAL 1
APPROVAL AND ADOPTTION OF THE SHARE PURCHASE AGREEMENT AND THE DISPOSITION

The following is a discussion of the material terms of the SPA and the Disposition. You are urged to carefully read the SPA in its entirety, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

Summary of the Disposition

Before February 2020, the Company’s core business has been the concrete business in China. The Company’s concrete business is highly affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of the Company’s VIE entity Beijing Xin Ao Concrete Group Co., Ltd. (“Beijing Xin Ao”) were also severely affected. As a result of the Company’s deteriorating cash position, the Company defaulted on bank loans and experienced a substantial increase in contingent liabilities. As of December 31, 2019, there was a default on a bank loan of $24,345,129. As of December 31, 2019, Beijing Xin Ao is subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). During the six months ended December 31, 2019 and 2018, there were additional estimated claims of approximately $0.3 million and $1.1 million, respectively. The Company believes it would be very difficult, if not impossible, to turn around the concrete business. As such, the Company started to actively seeking to dispose of the concrete business.

In that regard, on March 11, 2020, the Company, BVI-ACM and the Purchasers entered into a non-binding letter of intent (“LOI”) pursuant to which the parties will pursue entering into a definitive agreement for the Purchasers to purchase all the issued and outstanding capital of BVI-ACM from the Company for a purchase price to be determined, within the range of $600,000 to $1,000,000.

On March 31, 2020, the Company, BVI-ACM and the Purchasers entered into certain share purchase agreement (the “SPA”). Pursuant to the SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000. The parties ultimately agreed upon the lower spectrum of the purchase price range due to the large outstanding and contingent liabilities of Beijing Xin Ao. Upon the closing of the transaction (the “Disposition”) contemplated by the SPA, the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the Disposition is subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders. The terms of the SPA are more fully described in the section entitled “The Share Purchase Agreement” starting on page A-1.

Background of the Disposition

The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of Beijing Xin Ao were also severely affected. As a result of the Company’s deteriorating cash position, we defaulted on bank loans and experienced a substantial increase in contingent liabilities.

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Due to the negative trend, on March 28, 2019, the Company employed Mr. Yang (Sean) Liu as its new Chief Executive Officer and Chairman of the board of directors to lead the Company in a new direction and to gradually shift away from the declining concrete industry.

On October 31, 2019, the Company entered into a non-binding letter of intent to acquire Sunway Kids, an education service provider headquartered in China. The Company would contemplate entering into a definitive acquisition agreement with Sunway Kids if the financial and legal due diligence results of Sunway Kids are satisfactory.

On November 4, 2019, the Company held a special meeting of its board of directors to discuss, among other matters, various potential acquisition targets for the Company that management has conducted preliminary due diligence on. Mr. Liu briefly introduced the three potential acquisition targets, Shenzhen Qian Mama Internet Finance Company, Hunan Xiao Mitao, and Sunway Kids. Based on the preliminary due diligence results of the three potential targets, management believed that Sunway Kids was the most promising target for an acquisition. The board authorized management to conduct further legal and financial due diligence on Sunway Kids.

On November 18, 2019, we received a notification letter from the Nasdaq Listing Qualifications Staff of Nasdaq notifying us that we are no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholder Equity Requirement”).The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Nasdaq had provided us with 45 calendar days, or until January 2, 2020, to submit a plan to regain compliance with the minimum stockholders’ equity standard. If our plan to regain compliance was accepted, Nasdaq could grant an extension of up to 180 calendar days from the date of the notification letter, or until May 16, 2020, to evidence compliance. On January 2, 2020, we submitted our plan of compliance to Nasdaq.

On December 31, 2019, the Company’s board of directors approved the acquisition of Sunway Kids upon review of the final due diligence results. On the same day, the Company entered into a definitive share exchange agreement (the “Exchange Agreement”), as amended on February 11, 2020, with Sunway Kids and its shareholders, pursuant to which the Company will acquire all of the outstanding issued shares and other equity interest in Sunway Kids from the shareholders of Sunway Kids.

On January 24, 2020, we received a notice (the “Notice”) from Nasdaq stating that we were not able to regain compliance with the Stockholder Equity Requirement or the alternative criteria set forth in Nasdaq Listing Rule 5550(b) and that the Staff had determined to seek to delist the Company’s securities from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel (the “Panel”). On January 28, 2020 we requested a hearing before the Panel. Such request would defer any suspension or delisting action by Nasdaq pending the completion of the hearing process. On January 30, 2020, we received a hearing instruction letter from Nasdaq stating that the delisting action referenced in the Notice has been stayed, pending a final written decision by the Panel.

On February 14, the transaction contemplated by the Exchange Agreement, as amended, consummated when the Company issued 1,989,262 ordinary shares of the Company to the Sunway Kids shareholders who instructed delivery of all the outstanding issued shares of Sunway Kids shares to the Company.

On March 7, 2020, we received a notification letter from Nasdaq notifying us that we are no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Under the Nasdaq Listing Rules, the Company has until September 1, 2020 to regain compliance. If at any time during such 180-day period the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance.

On March 11, 2020, the Company, BVI-ACM and the Purchasers entered into a non-binding letter of intent pursuant to which the parties would pursue entering into a definitive agreement for the Purchasers to purchase all the issued and outstanding capital of BVI-ACM from the Company for a purchase price to be determined, within the range of $600,000 to $1,000,000.

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On March 12, 2020, the Company appeared before the Panel to demonstrate its ability to regain compliance with the Stockholder Equity Requirement and subsequently submitted supplemental information to the Panel on March 23, 2020 pursuant to the Panel’s request. The Company is currently awaiting the final written decision by the Panel.

On March 31, 2020, the Company, BVI-ACM and the Purchasers entered into certain SPA. Pursuant to the SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000. Upon the closing of the Disposition contemplated by the SPA, the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and outstanding and contingent liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the Disposition is subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. (“ViewTrade”) and the approval of the Company’s shareholders.

Reasons for the Disposition

The Company’s board of directors has determined that the sale of the Company’s interests in BVI-ACM pursuant to the disposition SPA is in the best interest of the Company’s shareholders because it believes that the Company will have a better chance of increasing shareholder value by selling Beijing Xin Ao than it would if it retained Beijing Xin Ao and continued to operate it.

In reaching its decision to (i) approve the SPA and (ii) recommend that the Company’s shareholders approve the transaction as contemplated by the SPA, the board of directors consulted with members of the Company’s management and with the Company’s independent financial and legal advisors. The board of directors considered, among other things, the following factors:

1.	As of December 31, 2019, the Company was in default on a bank loan of $24,345,129. As of December 31, 2019, Beijing Xin Ao is subject to a large number of civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). During the six months ended December 31, 2019 and 2018, there were additional estimated claims of approximately $0.3 million and $1.1 million, respectively. The Company believes that it would be very difficult, if not impossible, to turn around the concrete business.

2.	Other anticipated benefits for the Company, including, without limitation, the Consideration, which may be used to develop further our childhood education business, as compared with the risks associated with maintaining the operations of Beijing Xin Ao, including, without limitation, those noted in the preceding factor and those risk factors discussed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2019.

3.	The fact that the Consideration is entirely in cash, which will provide the Company certainty of value and liquidity.

4.	The financial analysis of ViewTrade and opinion of ViewTrade to the effect that, based upon and subject to procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ViewTrade in preparing its opinion, the Consideration to be received by the Company in the Disposition was fair to the holders of the Company’s ordinary shares from a financial point of view.

The board of directors of the Company also considered and balanced against the potential benefits of the Disposition a number of potentially adverse and other factors concerning the Disposition, including the following:

1.	The risk that not all of the conditions to the parties’ obligations to complete the Disposition will be satisfied or waived in a timely manner or at all, and, as a result, it is possible that the Disposition may not be completed even if approved by our shareholders.

2.	The negative impact that termination of the SPA without consummation of the Disposition, and the announcement of such termination, could have on the business of the Company and its compliance with Nasdaq’s continued listing requirements.

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3.	The shareholders of the Company will have no on-going equity participation in Beijing Xin Ao following consummation of the Transaction, and accordingly will not participate in any future earnings or growth of Beijing Xin Ao.

4.	The other risks set forth in the “Risk Factors” section of this proxy statement, including the risk that the Company would not be able to maintain the listing of the Company’s ordinary shares on the Nasdaq Capital Market

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL #1, APPROVAL AND ADOPTTION OF THE SHARE PURCHASE AGREEMENT AND THE DISPOSITION.

Opinion of ViewTrade Securities to the Board of Directors

The Company engaged ViewTrade to render an opinion to opine on the fairness of the consideration to be received in the Disposition, from a financial point of view to the Company’s shareholders. ViewTrade is an investment bank that works regularly in the evaluation of businesses and their securities in connection with Dispositions, corporate restructuring, and financings. The Company’s board of directors decided to use its services given Viewtrade’s requisite experience in similar matters. ViewTrade rendered its oral opinion to the Company’s board of directors on April 3, 2020 (which was subsequently confirmed in writing by delivery of ViewTrade’s written opinion) that the consideration to be received in the Disposition was fair, from a financial point of view, to the Company’s shareholders.

ViewTrade’s opinion was provided to the board of directors of the Company in connection with its consideration of the Disposition and only addressed the fairness, from a financial point of view, of the Disposition to the Company’s shareholders pursuant to the SPA, in each case as of the date of the opinion, and did not address any other aspect or implication of the Disposition.

The summary of ViewTrade’s opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ViewTrade in preparing its opinion. However, neither ViewTrade’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed Disposition.

In arriving at its opinion, ViewTrade considered an assessment of general economic, market and financial conditions as well as similar transactions and securities valuations generally. Among other things, ViewTrade:

●	reviewed the SPA dated March 31, 2020 and other ancillary documents to be entered into in connection with the SPA (the “Transaction Documents”);

●	reviewed last three years’ of SEC filings of the Company (6-Ks, 20-F and other relevant filings), including, among others, the report of the Company’s independent auditors included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2019, containing the most recent audited financial statements available for the Company, which included a statement of Management’s assessment, agreed upon by the Company’s independent auditors that, among other things, the financial condition of the Company raised substantial doubt about the Company’s ability to continue as a going concern;

●	reviewed last three years’ of financial data of the Company;

●	reviewed the Company’s last year’s stock price and trading volume history;

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●	reviewed the cement industry and the Company’s market(s) as well as the cement industry outside the Company’s market(s) and preformed analysis to determine the relative value ranges and recent effects of their respective businesses and the subsectors thereof;

●	discussed at length with the Company’s CEO, among other things, the Company’s operating history, the current state of the Company’s business, status of its capital, revenues, future business prospects, financial and other challenges, the sector as a whole;

●	discussed at length with the Company’s CEO the terms of the Disposition, and the Purchase Price;

●	discussed at length with the Company’s CFO, the current and future financial status of the Company;

●	reviewed the financial models that were sent to ViewTrade that were prepared by the management team of the Company;

●	reviewed the business model, management, and management’s future expectations of the Company, received from the Company;

Additionally, in arriving at its opinion, ViewTrade’s analyses and methodologies included, but were not limited to qualitative and quantitative review of the following:

●	review of the Company’s operations, capital raising history and cash requirements;

●	performed a Comparable Company Analysis to determine the relative value ranges for public companies in the cement manufacturing/construction materials space that met similar criteria as BVI-ACM;

●	performed a Comparable Company Analysis to determine the relative value ranges for similar transactions that met similar criteria as BVI-ACM;

●	discussed, among other things, BVI-ACM’s current business, status of its capital, future business plan, revenue and prospects, financial and other challenges, the sector as whole, as well as the overview of the Disposition, benefits, advantages and challenges related to the sale to and/or by the Purchasers;

●	discussed, among other things, how the sale will be beneficial to the Company with the management of the Company, including effects on costs, sales channels, supply channels, etc.

ViewTrade has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to them and has further relied upon the assurances of the Company’s management that the Company was not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the projections reviewed, ViewTrade assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. ViewTrade has not evaluated the solvency or fair value of the Company under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. ViewTrade has not physically inspected the Company’s properties and facilities and has not made or obtained any evaluations or appraisals of the Company’s assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities). ViewTrade has not attempted to confirm whether the Company has good title to its assets.

ViewTrade has assumed that the Disposition will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. ViewTrade has assumed, with the Company’s consent, that the final executed forms of the Transaction Documents will not differ in any material respect from the drafts they have reviewed and that the Disposition will be consummated on the terms set forth in the Transaction Documents, without further amendments thereto, and without waiver by the Company of conditions to any of its obligations thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to the Company or its shareholders in any material respect. ViewTrade also has assumed, with the Company’s consent that obtaining the necessary regulatory or third-party approvals and consents for the Disposition will not have an adverse effect on the Company or the Disposition. ViewTrade also has assumed that the representations and warranties of the parties thereto contained in the Transaction Documents are true and correct and that each such party will perform all the covenants and agreements to be performed by it under the Transaction Documents. ViewTrade has not been asked to, nor do they offer any opinion as to the contractual terms of the Transaction Documents or the prospect that the conditions set forth in the Transaction Documents will be satisfied.

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Based upon a review of various financial data from the Company and certain other qualitative data, ViewTrade utilized several analyses and methodologies to support its opinion. ViewTrade did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion that the Transaction is fair, from a financial point of view, to the Company's shareholders. Instead, ViewTrade concluded that the analyses, taken as a whole, supported its determination. ViewTrade utilized the following analyses approaches:

●	Qualitative and Quantitative Review

●	Comparable Company Analysis

●	Review of M&A Transactions

●	Review of the Company’s Financial Model

Analysis Review of the Cement Industry Outside China

ViewTrade analyzed the valuation of six publicly-traded companies in the cement industry outside China. The selected companies included the following:

●	Summit Materials Inc.

●	Eagle Materials Inc.

●	U.S. Lime & Minerals Inc.

●	CRH PLC ADR

●	U.S. Concrete Inc.

●	Cementos Pacasmayo S.A.A. ADR

Company Name	Exchange	Symbol	Price	P/E (TTM)	Price to Sales	Market Cap	Revenue	Net Income	Net Income Growth	EBITDA Growth	1-Yr Return	3-Yr Return
Huitao Technology Co. Ltd.	NASDAQ	HHT	$0.95	N/A	0.18	$9,280,000	$43,651,900	$(14,388,500)	-94.44%	-265.21%	-63.47%	-62.69%
Summit Materials Inc.	NYSE	SUM	$14.15	15.15	0.73	$1,630,000,000	$2,222,000,000	$59,000,000	74.21%	17.59%	-22.59%	-38.02%
Eagle Materials Inc.	NYSE	EXP	$63.62	12.72	2.01	$2,910,000,000	$1,393,000,000	$69,000,000	-73.17%	0.04%	-18.53%	-29.82%
U.S. Lime & Minerals Inc.	NASDAQ	USLM	$67.10	16.63	2.74	$393,640,000	$158,277,000	$26,056,000	32.36%	27.32%	-10.31%	-10.56%
CRH PLC ADR	NYSE	CRH	$29.62	12.57	1.11	$24,960,000,000	$28,220,160,000	$1,818,880,000	12.18%	17.15%	-5.64%	-9.21%
U.S. Concrete Inc.	NASDAQ	USCR	$19.60	28.46	0.23	$340,990,000	$1,479,000,000	$15,000,000	-50.33%	-4.33%	-53.24%	-70.97%
Cementos Pacasmayo S.A.A. ADR	NYSE	CPAC	$8.88	19.00	1.79	$751,940,000	$403,970,000	$38,280,000	72.16%	8.16%	-7.91%	-16.87%
Global Averages				17.42	1.26				-3.86%	-28.47%	-25.96%	-34.02%

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The Company/BVI-ACM has the lowest valuation metrics in the Cement Industry group; likely due to its continued losses, increasing liabilities and the inability to predict with certainty, its total legal liabilities and other expenses.

Analysis Review Public Comparables - Education Services

ViewTrade also analyzed the valuation of nine publicly-traded Chinese education services companies and seven publicly-traded non-Chinese education services companies. The selected companies included the following:

Chinese Education Services Companies:

●	New Oriental Education & Technology Group Inc. ADR

●	Hailiang Education Group Inc. ADR

●	OneSmart International Education Group Ltd. ADR

●	Bright Scholar Education Holdings Ltd. ADR

●	China Online Education Group ADR

●	Ambow Education Holding Ltd. ADR

●	Puxin Ltd. ADR

●	RISE Education Cayman Ltd. ADR

●	RYB Education Inc. ADR

Non-Chinese Education Services Companies:

●	K12 Inc.

●	Graham Holdings Co.

●	Grand Canyon Education Inc.

●	American Public Education Inc.

●	Bright Horizons Family Solutions Inc.

●	Strategic Education Inc.

●	Kroton Educacional S/A ADR(Cogna Educational S/A ADR)

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Company Name	Exchange	Symbol	Price	P/E	Price to Sale	Market Cap	Revenue	Net Income	EBITDA

Chinese Education Services Companies
New Oriental Education & Technology Group Inc. ADR	NYSE	EDU	$124.66	45.80	6.00	$19,642.86	$3,088.00	$237.00	$415.00
Hailiang Education Group Inc. ADR	NASDAQ	HLG	$52.71	31.56	6.84	$1,296.63	$219.68	$43.00	$74.44
OneSmart International Education Group Ltd. ADR	NYSE	ONE	$4.90	39.34	1.33	$770.52	$582.53	$30.06	NA
Bright Scholar Education Holdings Ltd. ADR	NYSE	BEDU	$6.49	16.70	2.14	$791.87	$373.83	$35.17	$60.66
China Online Education Group ADR	NYSE	COE	$27.94	NA	2.42	$562.67	$173.12	($62.97)	($56.18)
Ambow Education Holding Ltd. ADR	NYSE	AMBO	$1.99	NA	0.53	$43.29	$80.32	$6.80	$6.05
Puxin Ltd. ADR	NYSE	NEW	$4.75	NA	0.87	$386.19	$336.73	($125.95)	($82.86)
RISE Education Cayman Ltd. ADR	NASDAQ	REDU	$4.70	9.22	1.07	$253.16	$192.21	$21.60	$40.17
RYB Education Inc. ADR	NYSE	RYB	$3.41	NA	0.50	$89.26	$156.36	($1.79)	$5.03
	AVERAGE			28.52	2.41

Non-Chinese Education Services Companies
K12 Inc.	NYSE	LRN	$16.89	20.68	0.66	$695.60	$1,016.00	$37.00	$118.00
Graham Holdings Co.	NYSE	GHC	$342.69	9.18	0.56	$1,800.66	$2,696.00	$270.00	$360.00
Grand Canyon Education Inc.	NASDAQ	LOPE	$71.84	12.22	4.22	$3,299.37	$778.64	$259.18	$295.71
American Public Education Inc.	NASDAQ	APEI	$21.46	18.67	1.07	$300.78	$297.69	$25.64	$50.91
Bright Horizons Family Solutions Inc.	NYSE	BFAM	$95.95	26.83	2.60	$5,480.11	$2,062.00	$180.00	$376.00
Strategic Education Inc.	NASDAQ	STRA	$125.83	19.25	2.86	$2,600.88	$634.19	($15.67)	$97.46
Kroton Educacional S/A ADR(Cogna Educacional S/A ADR)	OTC	COGNY	$1.07	12.92	2.42	$1,820.00	$1,394.03	$322.92	$394.22
	AVERAGE			17.11	2.06

Interests of Directors and Executive Officers in the Transactions

The Company’s directors and executive officers do not presently have any interest in the proposal that is not shared by the shareholders of the Company.

Vote Required for Approval

Proposal No. 1 Approval and Adoption of the Share Purchase Agreement and the Disposition requires a majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the 2020 Annual Meeting.

Shares represented at the 2020 Annual Meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the 2020 Annual Meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Regulatory Approvals Required for the Transactions

We are not aware of any regulatory filings or approvals that are required in connection with the Disposition.

Appraisal Rights

The shareholders do not have appraisal or dissenters’ rights under the Company’s organizational documents or under the Cayman Islands law.

Terms of the Share Purchase Agreement

The following is a summary of the material provisions of the Share Purchase Agreement, which is attached as Annex A to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Share Purchase Agreement that is important to you. We encourage you to read carefully the Share Purchase Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Share Purchase Agreement and not by this summary or any other information contained in this proxy statement.

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Consideration and Closing

Pursuant to the SPA, the Purchasers agreed to purchase BVI-ACM in exchange for a cash purchase price of $600,000 (the “Consideration”). Upon the closing of the transaction (the “Disposition”) contemplated by the SPA, the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the Disposition is subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders.

Representations and Warranties

The SPA contains customary representations and warranties made by the parties to each other. Many of the representations and warranties are qualified by material adverse effect or by a materiality standard. Several are qualified by knowledge standards. These representations and warranties relate to, among other things:

●	Organization, existence and good standing;

●	Authorization, binding agreement;

●	Government approval; and

●	Non-contravention.

Amendment and Termination

The SPA may only be amended pursuant to a written agreement signed by the Company and Purchasers.

The SPA may be terminated prior to the closing date as follows:

●	By mutual written consent of the Purchasers and the Seller; or by written notice by either the Purchasers or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the SPA.

Governing Law

The SPA is governed by, and will be construed in accordance with, the Laws of the State of New York.

Vote Required; Recommendation of the Board of Directors

If a quorum is present, the approval and adoption of the Share Purchase Agreement requires the affirmative vote of a majority of the shares present in person or represented by proxy at a duly called meeting.

Accounting Treatment

As a result of the Disposition, the assets and liabilities of BVI-ACM will be removed from our consolidated balance sheet and could possibly result in the recognition of an accounting gain which amount is in the process of being confirmed.

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Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the proposed Disposition and of receiving distributions in connection with such sale for U.S. holders (as defined below). This section does not apply to you if you are a member of a special class of investors subject to special rules, including:

●	a dealer in securities;

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

●	a tax-exempt organization;

●	a life insurance company;

●	a person liable for alternative minimum tax;

●	a person that actually or constructively owns 10% or more of our voting stock;

●	a person that holds our ordinary shares as part of a straddle or a hedging or conversion transaction;

●	a person that purchases or sells our ordinary shares as part of a wash sale for tax purposes;

●	a partnership or a partner in a partnership; or

●	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership is invested in our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership invested in our ordinary shares should consult its tax advisor with respect to its U.S. federal income tax treatment. For purposes of the following discussion, neither a partnership nor a partner in a partnership is within the definition of a “U.S. holder.”

U.S. holders (as defined immediately below) are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and non-U.S. tax consequences to them.

You are a U.S. holder if you are a beneficial owner of our ordinary shares and you are for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation organized under the laws of the United States, any State or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

PFIC Rules

Because we believe that we have met the criteria for classification as a PFIC for U.S. federal income tax purposes in certain taxable years, special rules may apply to U.S. holders in connection with the Disposition and in connection with distributions we may make, including in connection with the sale.

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Disposition

If we held an interest in a PFIC, a U.S. holder with respect to whom we are classified as a PFIC would also be treated as subject to the PFIC rules with respect to the U.S. holder’s “indirect interest” in such subsidiary PFIC. If BVI-ACM was classified as a PFIC at any time during a U.S. holder’s holding period in its ordinary shares, our Disposition could cause the U.S. holder to be subject to tax on the “indirect disposition” of its interest in BVI-ACM. Specifically, if that indirect disposition was treated as being made at a gain for U.S. federal income tax purposes, the U.S. holder would be subject to the excess distribution regime with respect to that gain even if we made no actual distribution to the U.S. holder in connection with the Disposition.

Under these rules, if you are a U.S. holder:

●	this gain would be allocated ratably over your holding period for our ordinary shares,

●	the amount allocated to the taxable year in which we sold BVI-ACM and years before BVI-ACM was classified as a PFIC with respect to you, if there were any such years, would be taxed as ordinary income,

●	the amount allocated to each other prior year would be taxed at the highest tax rate in effect for that year, and

●	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Even if you had made a mark-to-market election with respect to your ordinary shares, this election would not apply to prevent these consequences from applying to your indirect interest in BVI-ACM.

If we are not a PFIC for the current taxable year and we have never been treated as a PFIC with respect to a particular U.S. holder, then the Disposition generally should not have any direct U.S. federal income tax consequences to such holder. As noted in our Form 20-F filed with respect to taxable year 2019, we do not believe we were a PFIC for such year.  However, as a result of the Disposition, it is possible that we may be a PFIC for the current taxable year. The Company generally will not be able to determine its PFIC status for the current taxable year until a reasonable period following the close of the current taxable year. U.S. holders should consult their own tax advisors regarding our potential status as a PFIC and see our Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed with the SEC on November 15, 2019, for a discussion of the consequences of owning ordinary shares in the event we are treated as a PFIC.

Distributions in Connection With the Disposition

Under the PFIC rules, if we make distributions in any single taxable year that are greater than 125% of the average annual distributions received by you in respect of your ordinary shares during the three preceding taxable years or, if shorter, the holding period for the ordinary shares, the excess generally would be subject to the same tax rules described in the bullet points above (i.e., the amount would be allocated ratably over your holding period for the ordinary shares and would be subject to U.S. tax as described above).

U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to the Disposition, including with regard to any distributions we may make in connection with such sale, the interaction of the excess distribution rules as regards indirect dispositions and actual distributions, and any special U.S. tax filing requirements that may be imposed on U.S. holders under the PFIC rules or otherwise as a result of these transactions.

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PROPOSAL 2
ELECTION OF DIRECTORS

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Nominating and Corporate Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Current Position
Yang (Sean) Liu	41	CEO and Director
Lili Jiang	30	CFO and Director
Wei Fang	38	Director
Xiaoyuan Zhang	36	Director
Wei Pei	36	Director

Information Regarding the Company’s Directors and Nominees

Yang (Sean) Liu	Mr. Liu has been serving as the Chairman and Chief Executive Officer of the Company since March 28, 2019. He had served as the President of MagniFinTech (“Magni”) from May 2017 to March 28, 2019 and served as CEO of Wave Sync Corporation from July 2017 to August 2018. Prior to joining Magni, Mr. Liu served as the Murex Regional Manager at UBS from November 2015 to May 2017. From June 2008 to November 2015, Mr. Liu served as a Senior Consultant, Client Coordinator and Single-point of Contact at Murex North America. Mr. Liu has a Bachelor’s degree in Engineering from Tsinghua University in China, as well as two Master’s degrees in Financial Mathematics and Electrical Engineering from New Mexico State University.

Lili Jiang	Ms. Jiang has been serving as the Chief Financial Officer and Director of the Company since March 28, 2019. She had served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

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Wei Fang

Mr. Fang has over ten years’ experience in the securities industry. Mr. Fang has been serving as the CEO of the Zinvest Securities in Hong Kong since August 2019. He had served as the Partner of Tiger Securities and the CEO of Tiger Securities International in Hong Kong from May 2018 to July 2019. From January 2017 to April 2018, Mr. Fang served as the CEO of Haotian International Securities in Hong Kong. Mr. Fang served as the Head of High Net Worth Individual, Corporate Client and ICBC Global Wealth Management Center of ICBC International in Hong Kong from October 2014 to December 2016. From September 2009 to September 2014, Mr. Fang served as the Head of High Net Worth and Wealth Management of CITIC Securities International in Hong Kong. Mr. Fang has a Bachelor’s degree in Economics from Anhui University of Finance and Economics. Mr. Fang obtained his Master of Business Administration degree from Georgia South University in 2004.

Xiaoyuan Zhang	Ms. Zhang became a member of our Board of Directors on July 19, 2019. Ms. Zhang has served as the Chief Financial Officer and Treasurer of Senmiao Technology Limited (Nasdaq: AIHS) since September 2018. From October 2010 to September 2018, Ms. Zhang served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

Wei Pei	Mr. Pei became a member of our Board of Directors on March 21, 2018. Mr. Pei has served as the Administrative Director of Wanda Picture Television & Media Co. since January 2017, responsible for the HR department and administrative office. He also assists the management work of some filming development projects of the Company. Before that, he worked at the Wanda Hotel Construction Co. since March 2010 in charge of the HR, project management and organizational work. Mr. Pei graduated from Harbin Institute of Technology with a bachelor degree in Business Management in 2006.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Nominating and Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Nominating and Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Nominating and Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company’s services are performed in areas of future growth located outside of the United States. Accordingly, the Board believes that international experience or specific knowledge of key geographic growth areas and diversity of professional experiences should be represented on the Board. In addition, the Company’s business is multifaceted and involves complex financial transactions. Therefore, the Board believes that the Board should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or President. Our business involves complex technologies in a highly specialized industry. Therefore, the Board believes that extensive knowledge of the Company’s business and industry should be represented on the Board. The Company’s business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the Board believes that governmental, political or diplomatic expertise should be represented on the Board.

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Summary of Qualifications of Nominees for Director

Set forth below is a summary of some of the specific qualifications, attributes, skills and experiences of our directors which we believe qualify them to serve on our Board. For more detailed information, please refer to the biographical information for each director set forth below.

Yang (Sean) Liu. Mr. Liu has extensive senior management experience. We believe Mr. Liu is well-qualified to serve as a member of our board due to his extensive experience in management.

Lili Jiang. Ms. Jiang has extensive experience in accounting and financial reporting.

Wei Fang. Mr. Fang has extensive experience in capital market and financing.

Xiaoyuan Zhang. Ms. Zhang brings to the Board extensive accounting experience and years of service in financial reporting.

Wei Pei. Mr. Pei brings to the Board extensive management and organizational experience.

Vote Required

Proposal No. 2 will be approved by a plurality of the total votes properly cast in person or by proxy at the Meeting by the holders of Common Stock vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the election to the Board of all of the nominees described in this Proposal No. 2.

Corporate Governance

Our current corporate governance practices and policies are designed to promote shareholder value and we are committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines

We and our Board are committed to high standards of corporate governance as an important component in building and maintaining shareholder value. To this end, we regularly review our corporate governance policies and practices to ensure that they are consistent with the high standards of other companies. We also closely monitor guidance issued or proposed by the SEC and the provisions of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the emerging best practices of other companies. The current corporate governance guidelines are available on the Company’s website www.China-ACM.com. Printed copies of our corporate governance guidelines may be obtained, without charge, by contacting the Corporate Secretary, Huitao Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022.

The Board and Committees of the Board

The Company is governed by the Board that currently consists of five members. On August 7, 2009, the Board established three committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each of these committees is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the committees which may be obtained, without charge, by contacting the Corporate Secretary, Huitao Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022.0, or through our website at www.China-ACM.com.

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Prior to establishing the committees of the Board of Directors, our entire Board of Directors handled the functions that would otherwise be handled by each of the committees.

During the fiscal year ended June 30, 2019, the Board of Directors held 10 meetings. We do not have a policy with regard to Board members’ attendance at annual meetings of shareholders.

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, the size of the Company as well as Mr. Liu’s experience and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans. We have not appointed a lead independent director for our Board of Directors.

The Board’s Role in Risk Oversight

The Board oversees that the assets of the Company are properly safeguarded, that the appropriate financial and other controls are maintained, and that the Company’s business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Directors’ oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its objectives.

While the Board oversees risk management, Company management is charged with managing risk. The Company has internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board and the Audit Committee monitor and evaluate the effectiveness of the internal controls and the risk management program at least annually. The Board implements its risk oversight function both as a whole and through Committees. Much of the work is delegated to various Committees, which meet regularly and report back to the full Board. All Committees play significant roles in carrying out the risk oversight function. In particular:

The Audit Committee oversees risks related to the Company’s financial statements, the financial reporting process, accounting and legal matters. The Audit Committee also oversees the Company’s ethics programs, including the Codes of Business Conduct. The Audit Committee members meet separately with representatives of the independent auditing firm; and

The Compensation Committee evaluates the risks and rewards associated with the Company’s compensation philosophy and programs. The Compensation Committee reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. Management discusses with the Compensation Committee the procedures that have been put in place to identify and mitigate potential risks in compensation.

Independent Directors

Our Board has determined that the majority of the Board is comprised of “independent directors” within the meaning of applicable Nasdaq listing standards relating to Board composition and Section 301 of the Sarbanes-Oxley Act of 2002. Our independent directors are Messrs. Yan Zhang, Wei Pei and Xiaoyuan Zhang.

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Audit Committee

Our Audit Committee consists of Messrs. Yan Zhang, Wei Pei and Xiaoyuan Zhang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. Ms. Xiaoyuan Zhang serves as our Audit Committee financial expert as that term is defined by Item 407 of Regulation S-K of the Exchange Act. The Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our independent auditors; and

●	reporting to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

All members of the Audit Committee met by telephone or in person 4 times during the fiscal year ended June 30, 2019.

The Report of the Audit Committee regarding the audited financial statements of the Company for the fiscal year ended June 30, 2019 is located on Appendix C to this Proxy Statement.

Our Audit Committee is governed by a written Audit Committee Charter. Our Board of Directors most recently reviewed and adopted an Audit Committee Charter at a meeting held on August 11, 2009. A copy of the Audit Committee Charter is available via our website at www.China-ACM.com.

Compensation Committee

Our Compensation Committee consists of Messrs. Yan Zhang, Wei Pei and Xiaoyuan Zhang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. Our Compensation Committee assists the Board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;

●	reviewing and making recommendations to the board with respect to the compensation of our directors;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and setting the compensation level of our Chief Executive Officer based on this evaluation; and

●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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The Compensation Committee has sole authority to retain and terminate outside counsel, compensation consultants retained to assist the Compensation Committee in determining the compensation of the Chief Executive Officer or senior executive officers, or other experts or consultants, as it deems appropriate, including sole authority to approve the firms’ fees and other retention terms. The Compensation Committee may also form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Compensation Committee. The Compensation Committee may from time to time seek recommendations from the executive officers of the Company regarding matters under the purview of the Compensation Committee, though the authority to act on such recommendations rests solely with the Compensation Committee.

No members of the Compensation Committee met by telephone or in person during the fiscal year ended June 30, 2019.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Messrs. Yan Zhang, Wei Pei and Xiaoyuan Zhang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The Nominating and Governance Committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Governance Committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the board the directors to serve as members of the board’s committees; and

●	monitoring compliance with our code of business conduct and ethics.

No members of the Nominating and Governance Committee met by telephone or in person during the fiscal year ended June 30, 2019.

Code of Ethics

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.China-ACM.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Huitao Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022. During the fiscal year ended June 30, 2019, there were no waivers of our Code of Ethics.

Shareholder Communication with the Board of Directors.

Shareholders may communicate with the Board, including non-management directors, by sending a letter to our Board of Directors, c/o Corporate Secretary, Huitao Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022 for submission to the Board or a committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

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Director Compensation

The executive directors agreed not to receive any compensation for serving on the board. The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2019.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Tao Jin (1)	$25,000	$-	-	-	-	-	$25,000
Wei Pei (2)	$25,000	-	-	-	-	-	$25,000
Jiehui Fan (3)	$30,000	-	-	-	-	-	$30,000
Xiaoyuan Zhang (4)
Yan Zhang (5)

(1)	On May 4, 2011, we entered into a director agreement with Tao Jin pursuant to which he is entitled to receive, annually, a cash compensation of $25,000 in cash. Mr. Tao Jin resigned on June 28, 2019.

(2)	On March 21, 2017, we entered into a director agreement with Mr. Wei Pei pursuant to which he is entitled to receive annual compensation of $25,000.

(3)	On June 12, 2018, we entered into a director agreement with Ms. Jiehui Fan pursuant to which she is entitled to receive annual compensation of $30,000. Ms. Fan resigned as a Director on July 19, 2019.

(4)	On July 19, 2019, we entered into a director agreement with Ms. Xiaoyuan Zhang pursuant to which she is entitled to receive annual compensation of $10,000.

(5)	On June 28, 2019, we entered into a director agreement with Ms. Yan Zhang pursuant to which she is entitled to receive annual compensation of $10,000.

Executive Officers

Our current executive officers are as follows:

Name	Age	Position
Yang (Sean) Liu	41	Chairman and Chief Executive Officer
Lili Jiang	30	Chief Financial Officer and Director

Yang (Sean) Liu	Mr. Liu has been serving as the Chairman and Chief Executive Officer of the Company since March 28, 2019. He had served as the President of MagniFinTech (“Magni”) from May 2017 to March 28, 2019 and served as CEO of Wave Sync Corporation from July 2017 to August 2018. Prior to joining Magni, Mr. Liu served as the Murex Regional Manager at UBS from November 2015 to May 2017. From June 2008 to November 2015, Mr. Liu served as a Senior Consultant, Client Coordinator and Single-point of Contact at Murex North America. Mr. Liu has a Bachelor’s degree in Engineering from Tsinghua University in China, as well as two Master’s degrees in Financial Mathematics and Electrical Engineering from New Mexico State University.

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Lili Jiang	Ms. Jiang has been serving as the Chief Financial Officer and Director of the Company since March 28, 2019. She had served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

Executive Compensation

Summary Executive Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2019 and 2018.

						Non-
						Equity	Non-
						Incentive	Qualified
						Plan	Deferred	All
Name and	Year			Stock	Option	Compensation	Compensation	Other
Principal	Ended	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	June 30	($)	($)	($)	($)	($)	($)	($)	($)
Xianfu Han,	2019	270,000	-	-	-	-	-	-	270,000
Former Chairman and CEO (1)	2018	360,000	-	-	-	-	-	-	360,000

Weili He, Former Vice	2019	270,000	-	-	-	-	-	-	270,000
Chairman, interim CFO and COO (2)	2018	360,000	-	-	-	-	-	-	360,000

Yang (Sean) Liu, Chairman and CEO (3)	2019 2018			87,900					87,900

Lili Jiang, Director and CFO (4)	2019 2018			87,900					87,900

(1)	Mr. Han became our Chief Executive Officer on April 29, 2008. He was entitled to an annual salary of $360,000 from July 1, 2017 to June 30, 2019. Mr. Han resigned from his positions as CEO and Chairman on March 28, 2019.

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(2)	Mr. He became our Chief Operating Officer on April 29, 2008, and became our Interim Chief Financial Officer on September 21, 2012. He was entitled to an annual salary of $360,000 from July 1, 2017 to June 30, 2019. Mr. He resigned from his positions as Interim Chief Financial Officer, Chief Operating Officer, and Vice Chairman on March 28, 2019.

(3)	Mr. Liu became our Chief Executive Officer and Chairman on March 28, 2019. He is entitled to an annual compensation of 120,000 ordinary shares of the Company.

(4)	Ms. Jiang became our Chief Financial Officer and Director on March 28, 2019. She is entitled to an annual compensation of 120,000 ordinary shares of the Company.

Outstanding Equity Awards at Fiscal Year-End

No individual grants of stock options or other equity incentive awards have been made to our officers and directors since our inception; accordingly, none were outstanding as of June 30, 2019.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

On March 28. 2019, Sean Liu was appointed as CEO and Chairman to fill in the vacancy created by Mr. Han’s resignation effective immediately. The Company entered into an employment agreement with Mr. Liu pursuant to which Mr. Liu shall receive an annual compensation of 120,000 ordinary shares of the Company.

On March 28. 2019, Lili Jiang was appointed as CFO and director to fill in the vacancy created by Mr. He’s resignation effective immediately. The Company entered into an employment agreement with Ms. Jiang pursuant to which Ms. Jiang shall receive an annual compensation of 120,000 ordinary shares of the Company.

Section 16 Compliance

Section 16(a) of the Exchange Act, requires our directors, officers and persons who own more than 10% of our Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other of our equity securities. To our knowledge, based solely on review of the copies of such reports furnished to us, as of the date of this proxy, all Section 16(a) filings applicable to officers, directors and greater than 10% shareholders were made.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of the Record Date for our officers, directors, director nominees and 5% or greater beneficial owners of common stock. There is no other person or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

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The percentage ownership information shown in the table below assumes that there are 17,970,489 shares of common stock outstanding as of the Record Date.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(2)	Number	%(1)
Directors and Executive Officers:
Yang (Sean) Liu	120,000	0.67%
Lili Jiang	120,000	0.67%
Xiaoyuan Zhang	—	—
Yan Zhang	—	—
Wei Pei	—	—
All directors and officers as a group (five individuals)	240,000	1.34%
5% shareholders:
Hou Sing International Business Limited(3)	7,525,395	41.88%
Wu Rachel Yi Xiu	1,392,483	7.75%

(1)	Applicable percentage of ownership is based on 17,970,489 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)	Unless otherwise noted, the business address of each of the following entities or individuals is 800 3rd Ave, Suite 2800, New York, NY 10022.

(3)	The business address of Hou Sing International Business Limited is Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong.

Certain Relationships and Related Transactions

Transactions with Related Party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of June 30, 2019 and 2018, the Company prepaid $456,399 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of June 30, 2019 and 2018, the Company made $0 and $0.3 million allowance for prepayment – related party, respectively.

Beijing Xin Ao entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance of litigation against Beijing Xin Ao was indemnified by Mr. Han and Mr. He in November 2019. As of June 30, 2019 and 2018, other receivable – related party from Beijing Lianlv was $165,075 and $1,397,042, respectively.

Transactions with Related Persons

Except as discussed below, in the two fiscal years ended June 30, 2019, there has not been any transaction, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Mr. Xianfu Han, Mr. Weili He, who were directors and officers of the Company prior to March 2019, have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company.

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Na Wang and Wei Zhang, employees of the Company, settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

The Company has a lease agreement for office space from Mr. Weili He through October 31, 2023, with annual payments of approximately $24,000.

PROPOSAL 3

APPROVAL OF THE CHARTER AMENDMENT

The Name Change

Our Board has adopted resolutions approving, and recommends to the shareholders for their approval, the submission of the Charter Amendment to change the Company’s corporate name to “Color Star Technology Co., Ltd.”

If the Charter Amendment is not approved by the shareholders, the Charter Amendment to effect the Name Change will not be filed with the Cayman Islands Registrar of Companies, and the Company’s name will not be changed.

If the amendment to the memorandum and articles of association to effect the Name Change is approved by the shareholders, the memorandum and articles of association will be amended to change the corporate name of the Company to “Color Star Technology Co., Ltd.”

The Name Change will become effective upon filing a Certificate of Amendment to the Company’s memorandum and articles of association, which filing will be made immediately following the shareholder approval of the Name Change.

Following implementation of the Name Change, shareholders should continue to hold their existing share certificates representing ordinary shares. Shareholders will not be required to tender their share certificates in exchange for new certificates with the new name. Shareholders should not destroy any share certificates and should not deliver any share certificates to the Company’s transfer agent.

Vote Required

Proposal No. 3 (the Charter Amendment) will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted “FOR” the Plan.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the approval of the Charter Amendment as described in this Proposal No. 3.

DOCUMENTS ON DISPLAY

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2020 Annual meeting. If any other matters properly come before the 2020 Annual meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2020 Annual meeting, we urge you to submit your signed proxy promptly.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2021 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our notice to shareholders and form of proxy for submission to the shareholders at our 2021 Annual Meeting of Shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices 800 3rd Ave, Suite 2800, New York, NY 10022, Attention: Chief Executive Officer, no later than February 7, 2021.

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If we are not notified of a shareholder proposal a reasonable time prior to the time we send our notice to shareholders for our 2021 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the notice to shareholders. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Huitao Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022, Attention: Chief Executive Officer. Notwithstanding, the foregoing shall not affect any rights of shareholders to request inclusion of proposals in our notice to shareholders pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our notice to shareholders.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies.  The transfer agent and registrar for our common stock, Action Stock Transfer Corporation, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation.  Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy.  We will reimburse such persons for their reasonable expenses.

Annual Report

The Annual Report is being sent with this Proxy Statement to each shareholder and is available at www.proxyvote.com as well as on the SEC’s website at www.sec.gov.  The Annual Report contains our audited financial statements for the fiscal year ended June 30, 2019.  The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

Delivery of Proxy Materials to Households

Only one copy of this Proxy Statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of our Annual Report and/or a separate copy of this Proxy Statement, or have questions regarding the householding process, may contact the Company’s transfer agent: Action Stock Transfer Corporation, by calling (801) 274-1088, or by forwarding a written request addressed to Action Stock Transfer Corporation, 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121. Promptly upon request, a separate copy of our Annual Report on Form 20-F and/or a separate copy of this Proxy Statement will be sent. By contacting Action Stock Transfer Corporation, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, notice to shareholders and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of annual reports to shareholders and notice to shareholders in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our common stock, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

This notice to shareholders incorporates important business and financial information about the Company from documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that have been included herein and delivered herewith as annexes. In addition to the documents included herein, the Company files reports (including annual, quarterly and current reports which may contain audited financial statements), notice to shareholders and other information with the SEC.

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You may also obtain the Company’s SEC reports on the SEC’s website at www.sec.gov. Company’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call (800) 732-0330 for further information on the public reference facilities.

This notice to shareholders includes as annexes documents that the Company has previously filed with the SEC under Section 13(a), 13(c), 31(a), or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this notice to shareholders to the extent that a statement contained in this notice to shareholders or in an annex hereto consisting of a document filed with the SEC subsequently to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this notice to shareholders except to the extent so modified or superseded.

Set forth below is a list of the documents the Company previously filed with the SEC under the Exchange Act that are included as annexes to this notice to shareholders.

●	Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed with the SEC on November 15, 2019;

●	the Company’s Current Reports on Form 6-K, filed with the SEC on July 1, 2019, July 17, 2019, July 24, 2019, October 31, 2019, January 3, 2020, January 23, 2020, February 14, 2020, March 9, 2020, March 16, 2020, and April 2, 2020.

Shareholders who have questions in regard to any aspect of the matters discussed in this Proxy Statement should contact Yang (Sean) Liu, our Chief Executive Officer, or Lili Jiang, our Chief Financial Officer, at 800 3rd Ave, Suite 2800, New York, NY 10022, or by telephone at +1 (212) 220-3967.

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Annex A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of March 31, 2020 by and among (i) Messrs. Xianfu Han and Weili He (each individually a “Purchaser” and collectively as the “Purchasers”), (ii) Xin Ao Construction Materials, Inc., a business company incorporated in the British Virgin Islands with limited liability (the “Company”) and (iii) Huitao Technology Co., Ltd. (the “Seller”). The Purchasers, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Seller owns 100% of the issued and outstanding shares of the Company;

WHEREAS, the Company, via its 100% owned subsidiary Beijing Ao Hang Construction Material Technology Co., Ltd., a PRC company (“Beijing Ao Hang”), which, in turn, controls Beijing Xin Ao Concrete Group Co., Ltd. through a series of variable interest entity agreements (the “VIE”).

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for $600,000 (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”); and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

THE SHARE PURCHASE

1.1 Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the issued and outstanding shares (being 50,000 ordinary shares, US$0.01 par value per share) of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Shareholder shall deliver to the Seller the Purchase Price.

1.3 Company Shareholder Consent. Seller, as the sole shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, 1450 Broadway, New York, NY 10018, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

CLOSING CONDITIONS

3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

3.2 Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

(a) Payment of Purchase Price. At the Closing, the Purchasers shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

(b) Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion from Viewtrade Securities Inc. (or such other financial advisor as approved by the Seller’s Board).

(c) Shareholders Approval. Seller shall have obtained the shareholders’ approval of the transaction contemplated by this Agreement.

3.3 Conditions to Obligations of the Purchasers. In addition to the conditions specified in Section 3.1, the obligations of the Purchasers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchasers) of the following conditions:

(a) Share Certificates and Transfer Instruments. The Purchasers shall have received from Seller certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchasers (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

3.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IV

PURCHASERS’ REPRESENTATIONS AND WARRANTIES

 The Purchasers hereby jointly and severally represent and warrant to the Seller as follows:

4.1 Authorization; Binding Agreement. The Purchasers have all requisite authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchasers, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchasers, enforceable against the Purchasers in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.2 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchasers is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such Party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

4.3 Non-Contravention. The execution and delivery by the Purchasers of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such Party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

ARTICLE V

COMPANY REPRESENTATIONS AND WARRANTIES

The Company hereby represents and warrants to the Purchasers as follows:

5.1 Due Organization and Good Standing. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of British Virgin Islands.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.4 Non-Contravention. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of the Company.

ARTICLE VI

TERMINATION AND EXPENSES

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchasers and the Seller; or

(b) by written notice by either the Purchasers or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

6.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

ARTICLE VII

RELEASES

7.1 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself and its Affiliates, respectively (the “Releasing Persons”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

8.1 Survival. All representations and warranties of the Purchasers contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement) shall survive indefinitely. Additionally, Fraud Claims against the Purchasers or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.2 Indemnification by the Purchasers. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchasers and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchasers or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of the Purchasers or Shareholder set forth in this Agreement or in any certificate delivered by the Purchasers or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Seller, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.3 Limitations and General Indemnification Provisions.

(a) Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(b) No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(c) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.4 Indemnification Procedures.

(a) In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Seller may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(c) In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Seller must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Seller in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Seller of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Seller; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

8.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sellers:	Huitao Technology Co., Ltd. Address: North West Fourth Ring Road Yingu Mansion Suite 1708 Haidian District, Beijing, PRC Attn: Yang (Sean) Liu, CEO

With a copy to:	Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, New York 10018 Fax: 212-202-6380 Attn.: Joan Wu, Esq.

If to the Purchasers:	Xianfu Han Yingu Plaza 9 Beishuanxi Rd, Ste 1708, Haidian District, Beijing, China 100080 Weili He 9 North West 4th Ring Rd, Yingu Mansion Ste, Beijing, PRC

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.10 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchasers and its Representatives have been given access to the electronic folders containing such information.

9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE X

DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“BVI Act” means the British Virgin Islands Business Companies Act, 2004, as amended.

“Company Charter” means the memorandum and articles of association of the Company, as amended and effective under the BVI Act.

“Company Ordinary Shares” means the ordinary shares, par value $0.01 per share, of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“NASDAQ” means the NASDAQ Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchasers:

Xianfu Han

By:	/s/ Xianfu Han
Name: Xianfu Han

Weili He

By:	/s/ Weili He
Name: Weili He

The Seller:

Huitao Technology Co., Ltd.
a Cayman Islands company

By:	/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: CEO

The Company:

Xin Ao Construction Materials, Inc.
a British Virgin Islands company

By:	/s/ Xianfu Han
Name: Xianfu Han
Title: Director

Annex B

ViewTrade Opinion

April 7, 2020

Board of Directors

Huitao Technology Co., Ltd.

North West Fourth Ring Road

Yingu Mansion Suite1708

Haidian District Beijing,

People’s Republic of China

Gentlemen:

On March 31, 2020, Huitao Technology Co., Ltd. (the “Company,” previously known as China Advanced Construction Materials Group, Inc.), Xin Ao Construction Materials, Inc (“BVI-ACM”), the Company’s wholly owned subsidiary, and Mr. Xianfu Han and Mr. Weili He. Each considered a “Related Party”. (the “Purchasers”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The Company believes that the Disposition is anticipated to have a significant, material impact on the Company’s consolidated financial statements.

The Disposition is subject to certain conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders.

The Disposition was approved by the board of directors of the Company.

The following is a summary of certain pertinent terms and provisions of the Disposition SPA (including excerpts from the Disposition SPA), and it is not intended to be a full discussion of the Disposition SPA. As a summary, it is fully qualified and a subject to the text of the Disposition SPA a copy of which will be filed as an exhibit to the Company’s filings with the SEC at www.sec.gov. This letter is being delivered to you in compliance with Section 3.2(b) of the Disposition SPA.

●	The Buyer is required to deliver to the Sellers the purchase price of US $600,000 (“Purchase Price”) in consideration of the Shares, which the Sellers are required to deliver to the Purchasers at the Disposition free of all liens to the Buyer.

ViewTrade Securities, Inc.

7280 W. Palmetto Park Road, Suite 310, Boca Raton, FL 33433

561 620 0306 • F 561 338 6206 | www.viewtrade.com

●	Conditions to the Disposition : Company Shareholder Consent; Subject to the satisfaction or waiver of the conditions set forth the consummation of the transactions contemplated by this Agreement (the “Disposition ”) shall take place on the first Business Day after all the Disposition conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Disposition is actually held being the “Disposition Date”).

o	Subject to the satisfaction or waiver of the following conditions:

●	Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this agreement shall have been obtained or made.

●	Conditions to Obligations of the Company and the Seller. In addition to the conditions specified Disposition SPA, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

o	Payment of Purchase Price. At the Disposition , the Purchasers shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

o	Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion from Viewtrade Securities Inc. (or such other financial advisor as approved by the Seller’s Board).

o	Shareholders’ Approval. Seller shall have obtained the shareholders’ approval of the transaction contemplated by this Agreement.

●	Conditions to Obligations of the Purchasers. In addition to the conditions specified above, the obligations of the Purchasers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchasers) of the following conditions:

o	Share Certificates and Transfer Instruments. The Purchasers shall have received from Seller certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchasers (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

●	Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

o	Payment of Purchase Price. At the Closing, the Purchasers shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

o	Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion from Viewtrade Securities Inc. (or such other financial advisor as approved by the Seller’s Board).

o	Shareholders’ Approval. Seller shall have obtained the shareholders’ approval of the transaction contemplated by this Agreement.

ViewTrade Securities Inc. (“ViewTrade”) is a full-service investment bank providing investment banking, brokerage, and asset management services. In the ordinary course of business, ViewTrade, certain of its affiliates, as well as investment funds in which ViewTrade or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and/or their respective affiliates.

We have been retained to render an opinion as to whether, on the date of such opinion, the Purchase Price is fair, from a financial point of view, to the Seller’s shareholders.

Our opinion does not address any other term or aspect of the Transaction or the Transaction Documents, including, but not limited to, the fairness of the amount or nature of the compensation to any officers, directors or employees of any parties to the Transaction. We do not express any opinion as to the underlying valuation or future performance of the Company, or the price at which the Company’s securities might trade at any time in the future. We do not express any opinion as to the decisions the Company may make post-closing, including, but not limited to investments, treatment of the cash left in the Company, cash distributions made or any other matter outside of the scope of the subject Transaction of this letter.

We have not been requested to opine as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company, the decision of whether the Company should complete the Transaction, and other alternatives to the Transaction that might exist for the Company.

In arriving at our opinion, we considered an assessment of general economic, market and financial conditions as well as similar transactions and securities valuations generally and, among other things:

●	Reviewed a draft Disposition SPA and the Transaction Documents.
●	Reviewed last three years’ of SEC filings of the Company (6Ks, 20-F and other relevant filings), including, among others, the report of the Company’s independent auditors included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2019, containing the most recent audited financial statements available for the Company, which included a statement by the Company’s independent auditors that, among other things, the financial condition of the Company raised substantial doubt about the Company’s ability to continue as a going concern;
●	Reviewed last three years’ of financial data of the Company;
●	Reviewed the Company’s last year’s stock price and trading volume history;
●	Reviewed the cement industry and the Company’s market(s) as well as the cement industry outside the Company’s market(s) and preformed analysis to determine the relative value ranges and recent effects of their respective businesses and the subsectors thereof;
●	Discussed at length with the Company’s CEO (Sean Liu), among other things, the Company’s operating history, the current state of the Company’s business, status of its capital, revenues, future business prospects, financial and other challenges, the sector as a whole.
●	Discussed at length with Company’s CEO the terms of the Transaction, and the Purchase Price.
●	Discussed at length with the CFO, to the Company, the current and future financial status of the Company.
●	Reviewed the financial models that were sent to ViewTrade that were prepared by the management team of the Seller.
●	Reviewed the business model, management, and management’s future expectations of the Company, received from the Company.

Additionally, in arriving at our opinion, our analyses and methodologies included, but were not limited to qualitative and quantitative review of the following:

●	Review of the Company’s operations, capital raising history and cash requirements.
●	Performed a Comparable Company Analysis to determine the relative value ranges for public companies in the cement manufacturing/construction materials sector, that met similar criteria as XinAo.
●	Performed a Comparable Company Analysis to determine the relative value ranges for similar transactions that met similar criteria as XinAo.
●	Discussed, among other things, XinAo’s current business, status of its capital, future business plan, revenue and prospects, financial and other challenges, the sector as whole, as well as the overview of the Transaction, benefits, advantages and challenges related to the Sale to and/or by the Purchasers.

●	Discussed, among other things, how the Sale will be beneficial to the Company with the management of the Company, including effects on costs, sales channels, supply channels, etc.

In arriving at our opinion, with your consent, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us and we have further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the projections reviewed, we assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of the Company under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. We have not physically inspected the Company’s properties and facilities and have not made or obtained any evaluations or appraisals of the Company’s assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities). We have not attempted to confirm whether the Company has good title to its assets.

We assumed that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. We have assumed, with your consent, that the final executed forms of the Transaction Documents will not differ in any material respect from the drafts we have reviewed and that the Transaction will be consummated on the terms set forth in the Transaction documents, without further amendments thereto, and without waiver by the Company of conditions to any of its obligations thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to the Company or its shareholders in any material respect. We also have assumed, with your consent that obtaining the necessary regulatory or third-party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We have also assumed that the representations and warranties of the parties thereto contained in the Transaction documents are true and correct and that each such party will perform all the covenants and agreements to be performed by it under the Transaction Documents. At your direction, we have not been asked to, nor do we offer any opinion as to the contractual terms of the Transaction documents or the prospect that the conditions set forth in the Transaction documents will be satisfied.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of April 2, 2020. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion to you or any other person.

Our opinion is for the use and benefit of the Board of Directors of the Company in connection with its Purchase Price of the Transaction. Our opinion may not be used by any other person, including the shareholders, lenders or creditors of the Company or for any other purpose without our prior written consent. Our opinion is not intended to and does not constitute an opinion or recommendation to any of the Company’s shareholders as to how such shareholder should vote or act with respect to the Transaction, should a vote of such stockholders be required, or any matter relating thereto. Our opinion should not be construed as creating any fiduciary duty on our part to any party to the Transaction documents or any other person.

In connection with our services, and pursuant to that certain Fairness Opinion Agreement between ViewTrade and the Company dated March 12, 2020 (the “ViewTrade Engagement Agreement”), we have received a retainer and are entitled to receive the balance of our fee, which is not contingent upon the completion of the Transaction, when we notify the Company that we are prepared to deliver our opinion. Also, pursuant to the ViewTrade Engagement Agreement, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

ViewTrade has not acted as, financial advisor to the Company with respect to the Transaction and will not receive a fee that is contingent upon the successful completion of the Transaction. Under the ViewTrade policies and procedures, a fairness committee approved this opinion. In addition, ViewTrade has not previously provided any capital raising services to the Company nor received a fee for any such services.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration of $600,000 is fair, from a financial point of view, to the Company’s shareholders.

Very truly yours,

ViewTrade Securities, Inc.

Annex C

Annual Report of Huitao Technology Co., Ltd. for the fiscal year ended, June 30, 2019

C-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-226308

Huitao Technology Co., Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

(Address of Principal Executive Offices)

Yang (Sean) Liu

Chief Executive Officer

Tel: +86 10 82525361

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001	HHT	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of June 30, 2019 was: 7,174,626 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting  Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

HUITAO TECHNOLOGY CO., LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Huitao Technology” refer to Huitao Technology Co., Ltd., a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 31, 2019, the cash buying rate announced by the People’s Bank of China was RMB7.0395 to $1.00.

Unless indicated otherwise, references to

●	“China,” “Chinese” and “PRC,” are references to the People’s Republic of China;

●	“BVI” refers to the British Virgin Islands;

●	“Huitao Technology,” “Huitao,” “the Company,” “we,” “us,” or “our,” are references to the combined business of Huitao Technology Co., Ltd. and its wholly-owned subsidiaries, BVI-ACM, CACM and China-ACMH, as well as its VIE entity Xin Ao;

●	“BVI-ACM” refers to Xin Ao Construction Materials, Inc;

●	“CACM” refers to CACM Group NY, Inc.

●	“China-ACMH” refers to Beijing Ao Hang Construction Materials Technology Co., Ltd.;

●	“Xin Ao” refers to Beijing Xin Ao Concrete Group Co., Ltd.;

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the market for our concrete products and services;

●	our expectations regarding the continued growth of the concrete industry;

●	our beliefs regarding the competitiveness of our products;

●	our expectations regarding the expansion of our manufacturing capacity;

●	our expectations with respect to increased revenue growth and our ability to maintain profitability resulting from increases in our production volumes;

●	our future business development, results of operations and financial condition;

●	competition from other manufacturers of concrete products;

●	the loss of any member of our management team;

●	our expectations regarding outstanding litigation and guarantee claims;

●	our expectations regarding the financing of our business;

●	our ability to integrate acquired subsidiaries and operations into existing operations;

●	market conditions affecting our equity capital;

●	our ability to successfully implement our selective acquisition strategy;

●	changes in general economic conditions;

●	changes in accounting rules or the application of such rules;

●	any failure to comply with the periodic filing and other requirements of The Nasdaq Stock Market, or Nasdaq, for continued listing;

●	any failure to identify and remediate the material weaknesses or other deficiencies in our internal control and disclosure control over financial reporting;

●	the initiation of any civil litigation, regulatory proceedings, government enforcement actions or other adverse effects as a result of the restatements of our Annual Report on form 10-K for the fiscal year ended June 30, 2017 and quarterly reports on Form 10-Q for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 (herein referred to as “Restated Reports” or “Restatement”).

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended June 30, 2019, 2018 and 2017 and the selected consolidated balance sheets data as of June 30, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

The following table presents our summary consolidated statements of income and comprehensive income data:

	For the Years Ended
	2019	2018	2017
Revenues	$43,651,923	$45,734,647	$45,048,413
Cost of revenues	39,093,782	39,022,360	43,953,477
Gross profit	4,558,141	6,712,287	1,094,936
Provision for doubtful accounts	(2,559,785)	(2,184,221)	(3,352,063)
Selling, general and administrative expenses	(5,996,609)	(5,301,168)	(5,380,702)
Research and development expenses	(223,668)	(1,182,133)	(846,438)
Stock compensation expense	(4,592,200)	(1,388,501)	(289,000)
Loss from operations	(8,814,121)	(3,343,736)	(8,773,267)
Other expense, net	(5,574,409)	(4,056,229)	(2,264,853)
Loss before provision for income taxes	(14,388,530)	(7,399,965)	(11,038,120)
Provision for income taxes	-	-	-
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2019	2018
Cash and cash equivalents	$347,486	$1,098,691
Accounts and notes receivable, net (including related party)	37,010,458	43,322,463
Other current assets	15,147,569	6,230,520
Plant and equipment, net	1,659,520	2,748,409
Total assets	54,165,033	53,400,083
Total liabilities	(53,644,235)	(43,697,875)
Total shareholders’ equity	$520,798	$9,702,208

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business

Liquidity and Going Concern Considerations

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, the Company had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

However, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in payment and technical default under its bank loan agreement for which the bank has filed with the PRC courts which has issued a demand notice in May 2019 for the immediate repayment of the outstanding loans. No repayments have been made and the balance at June 30, 2019 is approximately $ 24.7 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If the Company is unable to generate significant revenue, secure the continued forbearance of its bank and/or additional financing or resolve any pending estimated claim charges, the Company may be required to cease or curtail its operations. The Company’s financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining additional financial support and credit guarantee commitments and debt restructuring for most litigation liabilities.

Our business is subject to the risk of supplier concentration.

Our top five suppliers provide approximately 34.9% of the sourcing of the raw materials for our concrete production business for the year ended June 30, 2019. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have an adverse impact on our revenues and profitability.

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries.

Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

Our planned expansion and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints.

We intend to expand new production facilities during the next few years. The costs projected for our planned expansion and technical improvement projects and expansion may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances.

To make improvements at our currently existing plant, we do not need to apply for regulatory approval. However, in order to build a new concrete plant, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee, and (iii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area. There is no guarantee that we will be able to obtain these regulatory approvals in a timely manner or at all.

We cannot assure you that our growth strategy will be successful.

One of our strategies is to grow through increasing the distribution and sales of our products by penetrating existing markets in China and entering new geographic markets in China. However, many obstacles to entering such new markets exist including, but not limited to, competition from established companies in such existing markets in China. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

If we fail to effectively manage our growth and expand our operations, our business, financial condition, results of operations and prospects could be adversely affected.

Our future success depends on our ability to expand our business to address growth in demand for our products and services. In order to maximize potential growth in our current and potential markets, we believe that we must expand our manufacturing and marketing operations. Our ability to accomplish these goals is subject to significant risks and uncertainties, including:

●	the need for additional funding to construct additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

●	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and manufacturing services provided by third-party manufacturers or subcontractors;

●	our receipt of any necessary government approvals or permits that may be required to expand our operations in a timely manner or at all;

●	diversion of significant management attention and other resources; and

●	failure to execute our expansion plan effectively.

To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including improvements to our accounting and other internal management systems, by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our existing customers and find new customers for our services. There is no guarantee that our management can succeed in maintaining and expanding these relationships.

If we encounter any of the risks described above, or if we are otherwise unable to establish or successfully operate additional capacity or increase our output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability and, consequently, our business, financial condition, results of operations, and prospects will be adversely affected.

If we are unable to accurately estimate the overall risks or costs associated with a project on which we are bidding on, we may achieve a profit lower than anticipated or even incur a loss on the contract.

Substantially all of our revenues and contract backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause the contract not to be as profitable as we expected, or may cause us to incur losses. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on those contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

●	onsite conditions that differ from those assumed in the original bid;

●	delays caused by weather conditions;

●	later contract start dates than expected when we bid on the contract;

●	contract modifications creating unanticipated costs not covered by change orders;

●	changes in availability, proximity and costs of materials, including steel, concrete, aggregate and other construction materials (such as stone, gravel and sand), as well as fuel and lubricants for our equipment;

●	availability and skill level of workers in the geographic location of a project;

●	our suppliers’ or subcontractors’ failure to perform;

●	fraud or theft committed by our employees;

●	mechanical problems with our machinery or equipment;

●	citations issued by governmental authorities

●	difficulties in obtaining required governmental permits or approvals;

●	changes in applicable laws and regulations; and

●	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Economic downturns or reductions in government funding of infrastructure projects could significantly reduce our revenues.

Our business is highly dependent on the amount of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and national or local government spending levels. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

Our concrete production plant in Beijing may be subject to a general city rezoning plan which, if implemented in the future, may require us to relocate or possibly permanently shut down certain of this plant.

Our concrete production plant in Beijing may be subject to a general city rezoning plan which has been prepared by the Beijing municipal government. Under the rezoning plan, it is intended that the properties where this plant is located will be rezoned from industrial to commercial use. If and when implemented in respect of those properties, the rezoning plan may require us to vacate these properties and relocate the plant. In the event we are required to vacate the plant, we would implement certain strategies to minimize any loss of production capacity during relocation. There can be no assurance that our strategies to deal with the relocation of the facilities can be implemented, or that such strategies can be implemented before we are required to vacate the plant due to the proposed general city rezoning plan. If we are required to relocate the plant, our results of operations and financial condition may be materially and adversely affected.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We produce, sell and deliver ready-mix concrete, and rely on suppliers, that have in the past and may in the future experience financial difficulties, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulties recovering amounts owed to us from these customers, or demand for our services from these customers could decline. Furthermore, the government tightened monetary policy in order to regulate inflation, which in turn led to delayed payment on our housing construction projects. Due to concern over inflation, the Chinese government began to tighten its monetary policy from October of 2010, which affected the real estate and construction industries adversely. As a result, our accounts receivable increased and the provision for doubtful accounts also increased. Some of our customers appeared to suffer from declining business and shortage in cash. The allowance for doubtful accounts increased to approximately $21.2 million as of June 30, 2019, compared to approximately $19.3 million as of June 30, 2018. In fact, our provision for doubtful accounts, as a percentage of our overall accounts receivable, has increased from approximately 31% as of June 30, 2018, to approximately 36.5% as of June 30, 2019. The inability to collect on our outstanding accounts receivable could adversely affect our operating cash flows and reduce our working capital. As a result, we may suffer material write-offs on our accounts receivable. The inability of our suppliers to supply us with needed raw materials could adversely affect our production process and therefore, we may not be able to fulfill our contract arrangements with customers.

We rely on internal models to manage risk, to provide accounting estimates and to make other business decisions. Our results could be adversely affected if those models do not provide reliable estimates or predictions of future activity.

We rely heavily on internal models in making a variety of decisions crucial to the successful operation of our business, including the allowance for doubtful accounts and other accounting estimates. It is therefore important that our models are accurate, and any failure in this regard could have a material adverse effect on our results. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently. Due to the factors described above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we may, among other things, experience actual write-offs that exceed our estimates and which are possibly greater than our allowance for doubtful accounts, or which require material adjustments to the allowance. Unanticipated and excessive default and write-off experience can adversely affect our profitability and financial condition and adversely affect our ability to finance our business.

Our business will be damaged if project contracts with the Chinese government, for which we may act as a subcontractor are cancelled.

We do not enter into any contracts directly with the Chinese government. For contracts that are funded by the Chinese government, we place bids and enter into subcontracts with the private entity prime contractor. A sudden cancellation of a prime contract, and in turn our subcontract, could cause our equipment and work crews to remain idle for a significant period of time until other comparable work becomes available. This idle time could have a material adverse effect on our business and results of operations.

Our industry is highly competitive, with numerous larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Our competition includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, though other factors such as shorter schedules or prior experience with the customer are often just as important. Within our markets, we compete with many national, regional and local state-owned and private construction firms. Some of these competitors have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of larger national companies in our industry that could potentially establish a presence in our markets and compete with us for contracts. As a result, we may need to accept lower contract margins in order to compete against these competitors. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

We could face increased competition in our principal market.

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. We anticipate that this trend will continue and likely accelerate. Increased competition may have a material adverse effect on our financial condition and results of operations.

Our dependence on subcontractors and suppliers of materials could increase our costs and impair our ability to compete on contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. Therefore, to the extent that we cannot obtain third-party subcontractors, our profits and cash flow will suffer.

We may have inadvertently violated Section 13(k) of the Exchange Act and may be subject to sanctions as a result.

Section 13(k) of the Securities Exchange Act of 1934 (Section 402 of the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”) provides that it is unlawful for a company that has a class of securities registered under Section 12 of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company. We overlooked this prohibition and Xin Ao, our VIE, inadvertently made certain advances and provided a guarantee to Beijing Lianlv Technology Group Co. Ltd., an entity controlled by Mr. Han and Mr. He our former chief executive and former chief financial officers. Such advance and guarantee may have violated Section 13(k). Issuers who are found to have violated Section 13(k) may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company could have a material adverse effect on our business, financial position, results of operations or cash flows.

We have identified material weaknesses in our internal control over financial reporting, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and which may lead to a decline in our stock price.

On October 6, 2018, the Audit Committee of the Board of Directors, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the year ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on as well the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon. The Company’s review of the above-mentioned filings revealed that the financial statements in such filings contained errors primarily as a result of omission of certain contingencies. As a result of such review, the Company has decided to make certain corrections to include certain contingencies disclosure in the aforementioned consolidated financial statements and notes thereto. The Company also evaluated whether any of the contingencies’ losses should be recorded in the aforementioned consolidated financial statements and recorded $1.2 million of contingent liabilities for the year ended June 30, 2018. As a result of the errors described above, management has concluded that the Company’s internal control over financial reporting and its disclosure controls and procedures were not effective as of the ends of each of the applicable restatement periods.

Furthermore, as discussed in “Part II, Item 15. Controls and Procedures,” our management has identified material weaknesses in our internal control over financial reporting, which were not remediated as of June 30, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain an effective control environment as there was an insufficient complement of personnel with appropriate accounting knowledge, experience and competence, resulting in incorrect application of accounting principles generally accepted in the United States of America (“U.S. GAAP”). This material weakness contributed to the following material weaknesses. We did not maintain effective controls over our financial close process. Also, we did not design and maintain effective controls over the review of supporting information to determine the completeness and accuracy of the accounting for complex transactions, specifically related to the business combination that occurred on September 9, 2016, which resulted in an incorrect application of U.S. GAAP that resulted in material misstatements and a restatement of our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2016.

As of the date of this Annual Report, we are re-assessing the design of our controls and modifying processes related to the identification and reporting for contingencies. However, there can be no assurance that we will be able to fully remediate our existing material weaknesses or that our internal control over financial reporting will not suffer in the future from other material weaknesses, thus making us unable to prevent or detect on a timely basis material misstatements in our periodic reports with the SEC. If we fail to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting in the future, the existence of one or more internal control deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify internal control deficiencies.   If we cannot produce reliable financial reports, we may have difficulty in filing timely periodic reports with the SEC, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be materially harmed. In addition, any failure to remediate the existing material weaknesses or a failure to maintain effective internal control over financial reporting could negatively impact our results of operations, cash flows and financial condition, subject us to potential litigation and regulatory inquiry and cause us to incur additional costs in future periods relating to the implementation of remedial measures.

Matters relating to or arising from the restatements, Audit Committee investigation and the associated material weaknesses identified in our internal control over financial reporting, including adverse publicity, have caused us to incur significant legal, accounting and other professional fees and other costs, have exposed us to greater risks associated with other civil litigation, regulatory proceedings and government enforcement actions, have diverted resources and attention that would otherwise be directed toward our operations and implementation of our business strategy and may impact our ability to attract and retain customers, employees and vendors, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act or Chinese anti-corruption law could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. Chinese anti-corruption law also strictly prohibits bribery of government officials. We have operations, agreements with third parties and make sales in China, where corruption may occur. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our Company, even though these parties are not always subject to our control. It is our policy to implement safeguards to prevent these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible.

Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the United States government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks U.S. public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our senior management does not have experience managing a U.S. publicly traded company and lacks knowledge about the Sarbanes-Oxley Act. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management are unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a U.S. publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Yang (Sean) Liu, our Chairman and Chief Executive Officer and Lili Jiang, our director and Chief Financial Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, operational and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete the institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the reclamation, technical, and marketing aspects of our business, any part of which could be harmed by turnover in the future.

Certain of our existing stockholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Our Chief Executive Officer, Yang (Sean) Liu, owns approximately 1.6% of our outstanding voting securities and our Chief Financial Officer, Lili Jiang, owns approximately 1.6% of our outstanding voting securities as of the date of this annual report, in a fully-diluted share base.  As a result, each have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

We will require additional capital and we may not be able to obtain it on acceptable terms or at all.

We will require additional cash resources due to current and any changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	our current financial position and the continuing going concern and litigation issues;

●	investors’ perception of, and demand for, securities of Chinese-based companies involved in construction supply or concrete industries;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations, financial condition and cash flows; and

●	economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to potential risks relating to our internal controls over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended June 30, 2019, and a report of our management for the 2019 fiscal year is included under Item 15 of this annual report concluding that, as of June 30, 2019, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner or, if and when we are subject to the auditor attestation report requirement, we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

We may not be current in our payment of social insurance and housing accumulation fund for our employees and such shortfall may expose us to relevant administrative penalties.

The PRC laws and regulations require all employers in China to fully contribute their own portion of the social insurance premium and housing accumulation fund for their employees within a certain period of time. Failure to do so may expose the employers to make rectification for the accrued premium and fund by the relevant labor authority. Also, an administrative fine may be imposed on the employers as well as the key management members. As of June 30, 2019, Xin Ao has fully contributed the social insurance premium and housing accumulation fund according to PRC laws and regulations.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our concrete manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Applicable law required that we obtain an environmental impact report and environmental approval from the environmental protection administration prior to obtaining the business license and construction enterprise qualification certificate for Xin Ao. However, the local administration of industry and commerce and the Beijing Municipal Construction Commission did not require Xin Ao to provide the environmental impact report and environmental approval, and Xin Ao has not received any notice of non-compliance nor has any fine or other penalty been assessed. However, the environmental protection administration may in the future require that Xin Ao provide the applicable report and apply for the required environment approval. Our failure to have complied with the applicable laws regarding delivery of the report may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

If we are unable to realize the current assets within the normal operating cycle, the Company may not have sufficient funds to meet our working capital requirements and debt obligations as they become due.

Our business is capital intensive and highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes, have been utilized to finance the working capital requirements and the capital expenditures of the Company. We are currently in default of our bank loan agreement and the bank has demanded repayment in accordance with a court order. There are a number of factors, such as the demand for the Company’s products, economic conditions, the competitive pricing in the concrete-mix industry, the Company’s operating results not continuing to deteriorate and the Company’s bank and shareholders being able to provide continued support, might result in insufficient funds to meet our working capital requirements, operating expenses and capital expenditure obligations. Due to recurring losses, the Company’s working deficit was approximately $1.1 million as of June 30, 2019 as compared to a working capital of $7.0 million as of June 30, 2018. As of June 30, 2019, cash on-hand balance of approximately $0.3 million with the remaining current assets are mainly composed of accounts receivables and prepayments and advances. If we fail to realize the current assets within the normal operating cycle, or if we are otherwise unable to establish other available funds, we may not have sufficient funds to meet our working capital requirements and debt obligations, grow our business and revenues, reduce our operating costs and, consequently, our business, financial condition, results of operations, and prospects will be adversely affected.

Risks Related to Doing Business in China

In order to comply with PRC regulatory requirements, we operate our businesses through companies with which we have contractual relationships but in which we do not have controlling ownership. If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations, our business in the PRC could be materially adversely affected.

We do not have direct or indirect equity ownership of our variable interest entity, or VIE, Xin Ao, which operates all our businesses in China. At the same time, however, we have entered into contractual arrangements with Xin Ao and its individual owners pursuant to which we received an economic interest in, and exert a controlling influence over Xin Ao, in a manner substantially similar to a controlling equity interest.

Although we believe that our current business operations are in compliance with the current laws in China, we cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC regulations that may be adopted in the future. There have been recent reports of potential PRC government efforts to regulate or perhaps limit the use of VIE structures for new foreign investment, particularly in the internet and other telecommunications industries. We are monitoring developments in this area and do not believe any adverse impact on our operations is likely.

If we are determined not to be in compliance with future PRC regulations, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. As a result, our business in the PRC could be materially adversely affected.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

We are a holding company. All of our operations are conducted in the PRC and all of our revenues are generated from sales in the PRC.

According to several articles published by the Wall Street Journal, The New York Times, and BBC News in September and October 2019, China’s economic slowdown worsened in the July-to-September period as the trade war with the United States and a host of other problems leave China struggling to meet its goals. Value-added industrial output in China rose 4.4% in August 2019 compared to August 2018, which was far below economists’ expectation of 5.2% growth and also slower than the 4.8% increase in July, according to the National Bureau of Statistics. Fixed-asset investment outside Chinese rural households climbed 5.5% in the January-August period in 2019 compared to the same period in 2018, which was also slightly below expectations. Retail sales in China rose 7.5% in August 2019 from a year earlier, which was lower than the 7.6% gain in July 2019 and below expectations for a 7.9% rise. If China’s economy continues to slow down, it may negatively affect our business operation and financial results.

We rely on contractual arrangements with our VIEs for our operations, which may not be as effective in providing control over these entities as direct ownership.

Our operations and financial results are dependent on our VIEs, Xin Ao and its subsidiaries, in which we have no equity ownership interest and must rely on contractual arrangements to control and operate the businesses of our VIEs. These contractual arrangements are not as effective in providing control over the VIEs as direct ownership. For example, the VIEs may be unwilling or unable to perform its contractual obligations under our commercial agreements. Consequently, we would not be able to conduct our operations in the manner currently planned. In addition, the VIEs may seek to renew their agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control the VIEs, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. In addition, if we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

In addition, the VIE structure is subject to uncertainty amid the PRC’s changing legislative practice. In January 2015, China’s Ministry of Commerce unveiled a draft legislation that could change how the government is regulating corporate structures, especially for VIEs controlled by foreign investments. Instead of looking at “ownership”, the draft law focused on the entities or individuals hold control of a VIE. If a VIE is deemed to be controlled by foreign investors, it may be barred from operating in restricted sectors or the prohibited sectors listed on a “negative list”, where only companies controlled by Chinese nationals could operate, even if structured as VIEs.

In the event that the draft law is implemented in any form, and that the Company’s business is characterized as one of the “restricted” or “prohibited” sectors, Xin Ao and its subsidiaries may be barred from operation which will materially adversely affect our business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving certain U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved quickly.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, short sellers, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what affect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation could be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct all of our operations and generate all of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

●	the higher level of government involvement;

●	the early stage of development of the market-oriented sector of the economy;

●	the rapid growth rate;

●	the higher level of control over foreign exchange; and

●	the allocation of resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of new construction investments and expenditures in China, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and almost all of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in RMB. Under PRC law, the RMB is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC operating subsidiary may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect their ability to obtain foreign exchange through debt or equity financing.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006.

The recent PRC Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors also governs the approval process by which a PRC company may participate in an acquisition of its assets or its equity interests. Depending on the structure of the transaction, the new regulation will require the Chinese parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and the other government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. From June 30, 2018 to June 30, 2019, the PRC Government increased the value of its currency by approximately 4.9%. China strengthened the value of RMB currency by 3.7% to 6.87 against the US dollar on June 30, 2019 from 6.62 against the US dollar on June 30, 2018. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting costs on to our customers, our profitability and operating results will suffer.

Under the Current Enterprise Income Tax, or EIT, Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our wholly-owned and other consolidated entities in China, and we derive all of our income from these entities. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the Chinese enterprise income tax. However, such tax exemption ceased as of January 1, 2008 and thereafter with the effectiveness of the new Enterprise Income Tax Law, or EIT Law.

Under the EIT Law, if we are not deemed to be a “resident enterprise” for Chinese tax purposes, a withholding tax at the rate of 10% would be applicable to any dividends paid by our Chinese subsidiaries to us. However, if we are deemed to be a “resident enterprise” established outside of China whose “place of effective management” is located in China, we would be classified as a resident enterprise for Chinese tax purposes and thus would be subject to an enterprise income tax rate of 25% on all of our income, including interest income on the proceeds from this offering on a worldwide basis.

The regulations promulgated pursuant to the EIT Law define the term “place of effective management” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued a SAT Circular 82 on April 22, 2009, which provides that the “place of effective management” of a Chinese-controlled overseas-incorporated enterprise is located in China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of the EIT Law and related regulations, and for each of the applicable periods presented, the Company has not accrued for PRC tax on such basis. In addition, although under the EIT Law and the related regulations dividends paid to us by our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares may be adversely affected. We are actively monitoring the possibility of “resident enterprise” treatment and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by the State Administration of Foreign Exchange (“SAFE”) on January 5, 2007. Both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens’ participation requires approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to qualify for or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

The discontinuation, reduction or delay of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Prior to January 1, 2008, under the old enterprises income tax law, Xin Ao was subject to a 33% income tax rate, which was subject to certain tax holidays and preferential tax rates. Under the new enterprise income tax law effective January 1, 2008, or the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 0% value-added tax rate if it uses recycled raw materials to manufacture its products. Xin Ao was recognized as a high and new technology enterprise in January 2012 and was entitled to a 15% preferential income tax rate for the three-year period ended December 2014. In addition, Xin Ao uses recycled raw materials to manufacture its products and was entitled to a 0% value-added tax (the “VAT tax”) rate from June 2013. The favored treatment of being exempted from the VAT tax expired in June 2015, therefore, we will be subject to the 3% industry-standard rate and our value-added tax expenses increase, which could have a material adverse effect on our net income and results of operations.

Risks Related to Our Ordinary Shares

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

We were delinquent in the filing of our periodic reports with the SEC as a result of which we are not in compliance with listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the SEC. Under Nasdaq’s listing rules, we were permitted to submit to Nasdaq a plan to regain compliance with the Nasdaq listing rules. We have submitted such a plan to the Nasdaq Staff, and on January 11, 2019, Nasdaq notified us that the Company has regained compliance with Listing Rule 5250(c)(1).

On July 5, 2018, we received a notification letter from the Nasdaq Listing Qualifications Staff indicating that, since the Company has not yet held an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended June 30, 2017, the Company no longer complies with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G).

The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Under the Nasdaq Listing Rules, the Company had until August 20, 2018 to submit a plan to regain compliance. If the Company’s plan was accepted, Nasdaq would grant an extension of up to 180 calendar days from June 30, 2018, or December 27, 2018, to regain compliance.

On January 11, 2019, Nasdaq notified us that the Company has regained compliance with Listing Rule 5620, and this matter is now closed.

If we fail to comply with the requirements for continued listing on The NASDAQ Capital Market again in the future, we cannot assure you that we will be able to regain compliance. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

The delayed filing of some of our periodic reports has made us currently ineligible to use a registration statement on Form F-3 to register the offer and sale of securities, which could adversely affect our ability to raise future capital or complete acquisitions.

As a result of the delayed filing of some of our periodic reports with the SEC, we will not be eligible to register the offer and sale of our securities using a registration statement on Form F-3 until 12 months after the delinquent filings have been made. Should we wish to register the offer and sale of our securities to the public prior to the time we are eligible to use Form F-3, both our transaction costs and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future.

Our ordinary shares are very thinly traded, and the price if traded may not reflect our value. There can be no assurance that there will be an active market for our ordinary shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for our ordinary shares, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our ordinary shares, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such ordinary shares as collateral for any loans.

We do not intend to pay dividends on our ordinary shares for the foreseeable future, but if we intend to do so our holding company structure may limit the payment of dividends to our stockholders.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling our ordinary shares.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our ordinary shares becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

China Advanced Construction Materials Group, Inc. was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C corporation in the State of Delaware on February 15, 2007. On April 29, 2008, we changed our name to China Advanced Construction Materials Group, Inc. in response to a reverse acquisition transaction with BVI-ACM described below.

On April 29, 2008, we completed a reverse acquisition transaction with BVI-ACM whereby we issued to the stockholders of BVI-ACM 8,809,583 shares of our common stock in exchange for all of the issued and outstanding capital stock of BVI-ACM. BVI-ACM thereby became our wholly owned subsidiary and the former stockholders of BVI-ACM became our controlling stockholders.

On August 1, 2013, we consummated a reincorporation merger pursuant to which we merged with and into our wholly-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Nevada corporation and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger entered into as of August 1, 2013. As a result of the reincorporation, the Company became governed by the laws of the state of Nevada.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is wholly owned by Huitao Technology Co., Ltd. The establishment of CACM is to expand the Company’s construction material business in the New York. As of the date of the report, CACM has not commenced any operations.

On December 31, 2018, we consummated a second reincorporation merger pursuant to which we merged with and into our whole-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reincorporation, the Company is now governed by the laws of the Cayman Islands.

On June 27, 2019, the Company’s amendment and restatement of the Company’s memorandum and articles of association to change the Company’s name from China Advanced Construction Materials Group, Inc. to Huitao Technology Co., Ltd. was approved during the Company’s annual meeting of shareholders.

Background and History of BVI-ACM and China-ACMH

BVI-ACM was established on October 9, 2007, under the laws of British Virgin Islands. The majority shareholders of BVI-ACM are Chinese citizens who own 100% of Xin Ao, a limited liability company formed under laws of China. BVI-ACM was established as a “special purpose vehicle” for foreign fund raising for Xin Ao. China State Administration of Foreign Exchange, or SAFE, requires the owners of any Chinese companies to obtain SAFE’s approval before establishing any offshore holding company structure for foreign financing as well as subsequent acquisition matters. On September 29, 2007, BVI-ACM was approved by local Chinese SAFE as a “special purpose vehicle” offshore company.

On November 23, 2007, BVI-ACM established a subsidiary, China-ACMH, in China as a wholly owned foreign limited liability company with registered capital of $5 million. Through China-ACMH and its variable interest entity Xin Ao, we are engaged in producing general ready-mixed concrete, customized mechanical refining concrete, and some other concrete-related products which are mainly sold in China. On September 20, 2010, China ACMH established a 100% owned subsidiary, Advanced Investment Holdings Co., Inc., or AIH, in the State of Nevada. AIH never engaged in operations and the Company subsequently dissolved AIH on August 30, 2011.

In March and April 2010, Xin Ao established five 100% owned subsidiaries in China: Beijing Heng Yuan ZhengKe Technical Consulting Co., Ltd (“Heng Yuan ZhengKe”), Beijing Hong Sheng An Construction Materials Co., Ltd (“Hong Sheng An”), Beijing Heng Tai Hong Sheng Construction Materials Co., Ltd (“Heng Tai”), Da Tong Ao Hang Wei Ye Machinery and Equipment Rental Co., Ltd (“Da Tong”) and Luan Xian HengXin Technology Co., Ltd (“Luan Xian HengXin”). Total registered capital for these five subsidiaries was approximately $2.1 million (RMB 14 million) and none of these Xin Ao subsidiaries had actual operation. In February 2017 and prior, all five subsidiaries were dissolved.

Capital Expenditures

We incurred capital expenditures of approximately $0.1 million, $0.1 million and $0.2 million for the years ended June 30, 2019, 2018 and 2017, respectively, primarily in connection with purchases of equipment. These capital expenditures were financed by cash provided by investing activities.

We expect that our capital expenditures in fiscal year 2020 will be incurred primarily in connection with purchases of equipment.

Business Overview

Our concrete sales business is comprised of the formulation, production and delivery of the Company’s line of C10-C100 concrete mixtures primarily through our current fixed plant, a ready mix concrete batching plant in Beijing. The ready-mixed concrete sales business engages principally in the formulation, preparation and delivery of ready-mixed concrete to the worksites of our customers. We procure raw materials, mix them according to our measured mixing formula, ship the final products in mounted transit mixers to the destination work site, and, for more sophisticated structures, pump the mixture and set it into structural frame molds as per structural design parameters. The process of delivering and setting the ready mix concrete mixture cannot exceed 90 minutes because the chemistry of concrete mixture hardens thereafter. The deliverable radius of a concrete mixture from our ready mix plant in Beijing is approximately 25 kilometers. Traffic conditions would affect the timing and shipment of our concrete mixtures. Since the 2008 Olympics, there are alternating license plate traffic restrictions on many traffic routes in Beijing to ease traffic congestion and associated exhaust pollution. Due to the large amounts of working capital required for the acquisition of raw materials, a supply shortage or degradation of supplier accounts payable credit terms would pose a potential risk to our business.

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we have witnessed that competitors expanding their sales and build up their distribution networks in our principal market. We anticipate that this trend will continue and likely accelerate. Increased competition may have a material adverse effect on our financial condition and operation results.

Our Industry

China is already among the world’s largest construction materials producers, ranking first in the world’s annual output of cement, flat glass, building ceramic and ceramic sanitary ware. The construction materials market includes all manufacturers of sand, gravel, aggregates, cement, concrete and bricks. The market does not include other finished or semi-finished building materials.

Our Industry was influenced by the decline in the macro economy in recent periods. The concrete products industry experienced a slowdown in industry production and economic growth since September 2011. In 2014, the slowdown in the industry became more obvious month by month, with profit generally being squeezed by the greater pressure to maintain stable level of production and operation.  In 2017, the pressure on small concrete companies has further increased and many have been shut down.

Demand for Ready-Mixed Concrete

The demand for ready-mixed concrete is substantially effected by the economy scale, number of ongoing infrastructure projects as well as the environmental policies in China. Recently, the fixed asset investment has been slowed down in China and it actually causes a negative growth in the real estate investment industry. Therefore, the demand of ready-mixed concrete in China may have a tendency to decrease in near future.

Our Competitive Strengths

Ready-mixed concrete is a highly versatile construction material that results from combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various chemical admixtures and cement. We manufacture ready-mixed concrete in variations, which in each instance may reflect a specific design use. We generally maintain inventory of raw materials for a short period of time to coordinate our daily material purchases with the time-sensitive delivery requirements of our customers.

The quality of ready-mixed concrete is time-sensitive as it becomes difficult to place within hours after mixing. Consequently, the market for a permanently installed ready-mixed concrete plant is usually limited to an area within a certain radius of such plant’s location. We produce ready-mixed concrete in batches at our plant and use mixer and other trucks to complete the production process, then distribute and deliver the concrete to the worksites of our customers.

Concrete has many attributes that make it a highly versatile construction material. In recent years, industry participants have developed various uses for concrete products.

We generally obtain contracts through local sales and marketing efforts directed at concrete subcontractors, general contractors, property owners and developers, governmental agencies and home builders.

Our competitors includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially all contracts on which we bid are awarded through a competitive bid process with awards often made to the lowest bidder, though other factors such as shorter completion time or prior experiences are often just as important. Within our markets, we compete with many national, regional and local state-owned and private construction corporations, some of which have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of large national companies in our industry that could potentially enter into our markets and compete with us. If we are unable to compete successfully in our markets, our relative market share and profits would be reduced.

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the remaining market for construction materials in China:

●	Large Scale Contractor Relationships. We have contracts with major construction contractors which are constructing key infrastructure, commercial and residential projects. Our sales efforts focus on large-scale projects and large customers which place large recurring orders and raise less credit risk to us. For the year ended June 30, 2019, five customers accounted for approximately 52.1% of the Company’s sales and 23.0% of the Company’s accounts receivable as of June 30, 2019. Should we lose these customers in the future and are unable to obtain additional customers, our revenues will suffer.

●	Experienced Management. The technical knowledge and business relationships of our management give us the ability to secure major infrastructure projects, increase production volumes, and implement quality standards and environmentally sensitive policies, and it also provide us with leverage to acquire less sophisticated operators. If there is any significant turnover in our management, we would lose the institutional knowledge held by our existing senior management team.

●	Innovation Efforts. We strive to produce the most technically and scientifically advanced products for our customers hence we maintain close relationships with Tsinghua University, Xi’an University of Architecture and Technology and Beijing Dongfang Jianyu Institute of Concrete Science &Technology, which assist us with our research and development activities. During our five year agreement with the Institute, we obtain an advantageous status over many of our competitors by gaining access to a wide array of resources and knowledge. The Company incurred research & development expenses of approximately $0.2 million and $1.2 million for the years ended June 30, 2019 and 2018, respectively.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

●	Focusing on High Capacity Utilization. We intend to focus on achieving high capacity utilization in order to efficiently operate our plant, by increasing capacity utilization at our existing plant or expanding capacity by building new plants to meet existing contracts and anticipated increase in demand. As a result, we terminated our leased station in the eastern suburban area of Beijing based on slowing demand for railway construction and the suspension of new and ongoing high speed railway projects stemming from a changing policy announced by China’s Ministry of Rail and national development and reform commission.

●	Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that buying rather than building capacity is an option that may be attractive to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller concrete manufacturers in China as part of our expansion plans. We have not identified specific targets or entered into any Letters-of-Intent with smaller concrete manufacturers at this time.

●	Vertical Integration. When capital permits, we plan to acquire smaller companies within the construction industry, develop more material recycling centers, and hire additional highly qualified employees. In order to accomplish this, we may need to offer additional equity or debt securities. Certain companies we seek to acquire are suppliers of the raw materials we purchase to manufacture our products. If we do acquire such companies we will have greater control over our raw material costs.

●	Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our scale.

●	New Product Offerings. We plan to produce a lightweight aggregate concrete for use in projects and to expand product offerings to include pre-cast concrete.

Our Operations

We provide materials through our ready-mixed concrete plant in Beijing. We own one concrete plant and its related equipment.

Products

As architectural designs become more complex, challenging, and modern in scope, the need for technology driven companies to provide high-end specialty concrete mixtures has rapidly accelerated. Increasing demand for state-of-the-art cement mixtures has spurred our technological innovation and our ability to provide advanced mixtures of building materials that meet project specific engineering and environmental specifications. We produce a range of C10 to C100 concrete materials and specialize in an array of specialized ready-mixed concretes tailored to each project’s technical specifications and environmental standards.

We specialize in “ready-mixed concrete”, a concrete mixture made at our facility with complete computerized operating systems. Such concrete accounts for nearly three-fourths of all concrete produced. Ready-mixed concrete is mixed on demand and is shipped to worksites by concrete mixer trucks.

Our ready-mixed concrete products consist of proportioned mixes we prepare and deliver in an unhardened plastic state for placement and shaping into designed forms at the worksite. Selecting the optimum mix for a worksite entails determining not only the ingredients with the desired permeability, strength, appearance and other properties after it hardened, but also the ingredients necessary to achieve a workable consistency considering the weather and other conditions at the worksite. We believe we can achieve product differentiation for the mixes we offer because of the variety of mixes we produce, our volume production capacity and our scheduling, delivery and placement reliability.

We produce ready-mixed concrete by combining the desired type of cement, other cementitious materials and gravel and crushed stone with water and, typically, one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

We use a variety of chemical admixtures to relieve internal pressure, increase resistance to crack in subfreezing weather, retard the hardening process to make concrete more workable in hot weather, strengthen concrete by reducing its water content, accelerate the hardening process, reduce the time required for curing, and facilitate the placement of concrete acquiring low water content.

We frequently use various mineral admixtures as supplements to cement, which we refer to as cementitious materials, to alter the permeability, strength and other properties of concrete.

The ready-mixed concrete sector in the market is growing at a fast rate, largely due to the Chinese government’s implementation of Decree #341 in 2004. This law bans on-site concrete production in over 200 cities across China, with the goal of reducing environmental damages from onsite concrete mixing and improving the quality of concrete used in construction. The use of ready-mix concrete minimizes worksite noise, dirt and congestion, and most additives used in ready-mix concrete are environmentally safe. Our goal is to continue the use of at least 30% recyclable components in our concrete mixtures.

We are building a comprehensive product portfolio that serves the diverse needs of our developing customer base and all unique construction and infrastructure projects. While we mainly specialize in ready-mix concrete formulations from controlled low-strength material to high-strength concrete, each of them is specifically formulated to meet the needs of each project. We provide both industry standard and highly innovative products, including:

Common Industry Mixtures (Customized to Project)	Industry Leading Mixtures Highly Technical Blends

Ready-mixed Concrete Blends: C10 to C100	Compound Admixture Concrete
Controlled Low-Strength Material (CLSM)	Lightweight Aggregate Concrete
High-Strength Concrete with Customized Fibers	Energy-saving Phase change thermostat concrete
Soil Cement, Unique Foundation Concrete	C100 High Performance Concrete

Our Customers

For the fiscal year ended June 30, 2019, we had two customers, whose sales accounted for more than 10% of our total sales. For the fiscal year ended June 30, 2018, we had one customer, whose sales accounted for more than 10% of our total sales. Five customers accounted for approximately 52.1% and 39.9% of the Company’s sales for the years ended June 30, 2019 and 2018, respectively. The total accounts receivable from these customers amounted to approximately $13.4 million and $10.2 million as of June 30, 2019 and 2018, respectively.

Developing New Relationships

Our business will be damaged if project contracts with the Chinese government, for which we may act as a sub-contractor, are cancelled. Our sales strategy balances these risks by focusing on building new long-term cooperative relationships with some of China’s top construction companies in order to enhance our reputation and to enter new markets. Our sales representatives are actively building relationships with the Chinese government, general contractors, architects, engineers, and other potential sources of new business in target markets. Our sales efforts are further supported by our executive officers and engineering personnel, who have substantial experience in the design, formulation and implementation of advanced construction and concrete materials projects.

Our Suppliers

We rely on third party suppliers of the raw materials to manufacture our products. Our top five suppliers accounted for approximately 34.9% and 36% of the Company’s purchases for the years ended June 30, 2019 and 2018, respectively. The total accounts payable to these suppliers amounted to approximately $1.5 million and $0.7 million as of June 30, 2019 and 2018, respectively.

Sales and Marketing

General contractors typically select their suppliers of ready-mixed concrete and precast concrete. In large, complex projects, an engineering firm or division within a state transportation or public works department, may influence the purchasing decision, particularly if the concrete has complicated design specifications. In connection with large, complex projects and government-funded projects, the general contractor or project engineer usually awards supply orders on the basis of either direct negotiation or a competitive bidding process. Our marketing efforts target on general contractors, developers, design engineers, architects and homebuilders whose focus extends beyond the price of our products to quality, consistency and reducing the in-place cost.

Our marketing efforts are geared toward advancing China-ACMH as the supplier to build China’s most modern and challenging projects. The Company is constantly seeking ways to raise its profile and leverage additional publicity. To this end, the Company plans to expand its presence at leading construction industry events and in periodicals to build up successful reputation. The primary goal is to reinforce the sales efforts by promoting positive testimonials and successful stories from the Company’s high profile clients and projects. Our marketing and sales strategies emphasizes on the sale of value-added products and solutions to customers.

Research and Development

Construction materials companies are under extreme pressure to respond quickly to industrial demands with new designs and product innovations that support rapidly changing technical demand and regulatory requirements. We devote a substantial amount of attention to the research and development of advanced construction materials that meet the specific needs of projects while striving to lead the industry in value, materials and processes. We have sophisticated in-house R&D and testing facilities, a highly technical onsite team, in cooperation with a leading research institution, experienced management and advisory experts. Our research and development expenses were approximately $0.2 million for the year ended June 30, 2019, as compared to $1.2 million for the year ended June 30, 2018.

Beijing Concrete Institute Partnership

The Beijing Dongfang Jianyu Institute of Concrete Science & Technology, or Beijing Concrete Institute, has 40 employees, with five senior research fellows, and 15 mid-level researchers. The Institute and its staff have frequently participated and collaborated with national and local government agencies to establish the following industry standards:

●	Specification For Mix Proportion Design of Ordinary Concrete JGJ55-2000

●	Code for Acceptance of Constructional Quality Of Concrete Structures GB 50204-2002

●	Applied Technical Specification of Mineral Admixtures In Concrete DBJ/T01-64-2002

●	Ready-Mixed Concrete GB/T 14902-2003

●	Practice Code for Application of Ready-Mixed Mortar DBJ 01-99-2005

●	Management Specification of Quality for Ready-Mixed Concrete

●	Technical Requirement for Environmental Labeling Products Ready-Mixed Concrete HJ/T412- 2007

●	High Performance Concrete mineral admixtures; GB/T18736-2012

●	Test method for determining cement density GB/T 208-2014

●	Evaluation for Life Cycle Environment-friendly Assessment of concrete products national standard GB/T XXXX- 20XX

●	Compound admixtures for concrete industry standard JG/T XXXX-20XX

●	The evaluation system on clean production of ready-mixed concrete

●	Safety production management regulation of premixed concrete

●	Technical specifications of waster concrete regeneration, commercial standard

We have a close association with the Beijing Concrete Institute and have been able to incorporate many of these research findings into our operations, products, and procedures.  We work closely with the institute and, in return for our sponsorships to multiple research initiatives, we have been granted exclusive works for the development of the materials used for our existing plant’ regional projects.

We are able to use the Research Findings and Technical Publication and Procedures of the Beijing Concrete Institute, University of Science and Technology Beijing, Beijing University of Technology, China Academy of Building Research, China Building Materials Academy in our business, which provides us with an advantage over many of our competitors. Because of our contracts with the institutes, our competitors are unable to commercially utilize the findings. Some of these findings include:

●	Research on Compound Admixture HPC; 3rd Class Award for China Building Materials Science & Technology Progress.

●	Research and Application of C100 HPC; 3rd Class Award for Beijing Science & Technology Progress.

●	Research on pumping Light Aggregate Concrete; Innovation Award for China Building Materials Science& Technology.

●	Research and Application of Green (nontoxic) HPC; First Prize for Beijing Science & Technology Progress.

●	Construction Technology of HPC for the Capital International Airport.

●	Research on Production and Construction Technology of Phase Change Energy-saving Thermostat Concrete and Mortar.

●	Polycarboxylate Series High Performance Water Reducing Agent Compositing Technique.

●	State Swimming Center for Concrete Cracking Control Technology.

●	Research on construction waste recycled materials in concrete; Through the identification of the scientific and technological achievements with China Building Materials Science& Technology Progress.

●	Research on the application of tailings waste rocks in the concrete. Through the scientific and technological achievements identification by China Building Materials Science & Technology.

●	The research and application of alkali-free & high performance accelerator on concrete; Through the scientific and technological achievement identification by China Building Materials Science & Technology.

In addition, we collaborate closely with the institute and its executives who play a strong role in recommending industry standards, advising on major infrastructure developments, and creating and maintaining strong connections with leading developers, construction companies, and governmental officials.

Successful Innovations

Some of our advanced products and processes are developed through our relationships with research institutes and universities, including:

C100 High Performance Concrete

High Strength Concrete is often defined as concrete with a compressive strength greater than 6000 psi (41 MPa). The primary difference between high-strength concrete and normal-strength concrete is the compressive strength that represent the maximum resistance of a concrete sample to applied pressure. Manufacturing high-strength concrete involves making optimal use of the basic ingredients that constitute normal-strength concrete.

Through our collaborative efforts, we have developed a high performance concrete which can be produced at an impermeable grade above P35, and can be used as self-waterproofing concrete for structural engineering, as the water-cement (W/C) ratio and carbonized shrinking is minimal and the structure is close-grained.

Only a limited number of corporations in the Beijing are equipped with the expertise to produce C100 High Performance Concrete.

Compound Admixture Concrete

This compound mineral mixture is a composite of coal powder, mineral powder and mineral activators blended to specific proportions. This mixture improves activity, filling, and super-additive effects of the concrete and also improves the compatibility between cement and aggregate.

Lightweight Aggregate Concrete & Innovative Pumping Technology

This procedure involves a pumping technology of lightweight aggregate. It is a pretreatment method of lightweight aggregate. Setting appropriate times and pressure, lightweight aggregate will reach an appropriate saturation state under pressure once it is put into a custom designed sealed pressure vessel. Lightweight aggregate concrete was prepared through the above pretreatment method, and would dry quicker under pumping pressure without losing consistency. Accordingly, lightweight aggregate concrete will be easily pumped when applied which shortens the construction time.

Energy-saving Technologies of Phase Change Thermostat Concrete

Energy conservation concrete may adjust and reflect process temperature, which would solve cracking problem brought about by cement heat of hydration in large-scale concrete pours.

Polycarboxylate Series High Performance Water Reducing Agent Compositing Technique

The research and production of water reducing admixture would improve performance while lowering pollution and the environmental impact. Super plasticizer Polycarboxylate series which reduces water requirements is an attractive additive in that it enables high strength concrete, super-strength concrete, high fluidity and super plasticizer concrete, and self-defense concrete. The water reduction of Polycarboxylate may reach 20% to 25%, higher than the current industry standard -- the Naphthaline water reducing agent. The cost of the water reducing agent is highly competitive, as it may replace Naphthaline to be used for high strength and high performance concrete production.

Application of Reused Water in Concrete

The re-use of waste water of a concrete plant to mix concrete is significant as it can reduce production costs, minimize fresh water usage and introduce an efficient approach to address industrial waste. The practical application of this effort is a further step towards the goal of minimal pollution and emissions.

Our Competition

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in Beijing. Our future success depends on our ability to establish and maintain a competitive position in the marketplace.

We compete primarily on the basis of quality, technological innovation and price. Our main competitors include Beijing Construction Engineering Group, BBMG Group Co., LTD, Beijing Uni-Construction Group., and Jidong Concrete Group. Essentially all of the contracts we bid on are awarded through a competitive bid process with awards generally made to the lowest bidder, though other factors such as shorter completion time or prior experience are often just as important. Within our markets, we compete with many national, regional and local construction corporations. Some of these competitors have achieved greater market penetration or have greater financial and other resources than us. In addition, we compete with a number of state-owned enterprises, which have significantly greater financial resources and competitive advantage than us.

There are approximately 98 concrete mixture stations in the Beijing area. The concrete production industry is highly segmented, with no single supplier having greater than a 3% market share.

Intellectual Property

We currently own the following intellectual property rights:

Name	Patent No.	Duration	Patent Owner
An ultra-fine powder and its preparation method active regeneration	ZL 2013 1 0070164.7	July 9, 2014-July 8, 2034	Xin Ao
A Polycarboxylate and preparation method used recycled aggregate concrete	ZL 2013 1 0072014.X	January 1, 2014-December 31, 2034	Xin Ao
An early strength of recycled aggregate concrete superplasticizer	ZL 2013 1 0072015.4	April 9, 2014-April 8, 2034	Xin Ao

Environmental Matters

We are obligated to comply with environmental protection laws and regulations promulgated by the Ministry of Construction and the State Environmental Protection Administration. Some specific environmental regulations require sealed transportation of dust materials and final products, closed storage of sand and gravel, as well as reduction of noise and dust pollution on worksites and encouragement of the use of waste materials. The governmental regulatory authorities conduct periodic inspections. We have met all the requirements in the past inspections.   We are one of the 10 companies in the industry that have been awarded the honor of “Green Concrete Producer” by the PRC government.

Our Labor Force

As of June 30, 2019, we employed 233 full-time employees. The following table sets forth the number of our full-time employees by function as of June 30, 2019.

Employees/Independent Contractors and their Functions

Management & Administrative Staff	56	24.03%
Sales	16	6.87%
Technical & Engineering Staff	18	7.73%
Production Staff	27	11.59%
Drivers & Heavy Equipment Operators	46	19.74%
Sub-Total	163	69.96%
Independent Contractors	70	30.04%
Total	233	100.00%

As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

In addition, we are required by PRC law to cover employees in China with various types of social insurance and believe that we are in material compliance with the relevant laws.

Insurance

We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China.

Re-domicile

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering. Following the merger, CADC Cayman, together with its subsidiaries, own and continue to conduct the Company’s business in substantially the same manner as it was previously being conducted by the Company and its subsidiaries. While CADC Cayman will be taxed as a United States corporation, it qualifies as a foreign private issuer for purposes of its reporting obligations with the SEC, which has reduced our compliance operating costs. The ordinary shares of CADC Cayman are listed on the NASDAQ Stock Market under the symbol “HHT.”

Restatement and Independent Investigation

On October 6, 2018, the Audit Committee of the Board of Directors of the Company, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the period ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on September 28, 2018 as well as the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon. The Company’s review of the above mentioned filings revealed that the financial statements in such filings contained errors primarily as a result of omission of certain contingencies.

As a result of such review, the Company has restated the financial statements for the fiscal year ended June 30, 2017 as well as those for the fiscal quarters ended March 31, 2018, December 31, 2017 and September 30, 2017.

As a result of the errors described above, management has concluded that the Company’s internal control over financial reporting and its disclosure controls and procedures were not effective as of the ends of each of the applicable restatement periods.

In connection with above finding, the Audit Committee commenced an independent investigation into the reasons that led to the Company’s conclusion that the previously filed financials should no longer be relied upon. Specially, the Audit Committee engaged an independent investigation team to investigate the circumstances surrounding errors in Company’s financial statements, which primarily resulted from the omission of certain actual and contingent legal liabilities. The investigation concluded in mid-November 2018. The investigation team found several reasons that appear to have caused, or contributed to, the failures to promptly identify and disclose the legal proceedings and contingencies, including, 1) the Head of the Legal Department’s significant lack of understanding of the important of timely disclosure of legal proceedings and the Legal Department’s problematic decision-making process with regard to reporting of legal proceedings; 2) the Company’s lack of accounting personnel trained in U.S. GAAP; 3) the Company’s need for a full-time CFO; 4) the ongoing lack of communication and coordination between executive management and the various departments within the Company; and 5) the Company’s failures to timely address significant deficiencies and material weaknesses in the Company’s internal control over financial reporting.

As of the date of this Annual Report, the Company has completed its process of conducting a comprehensive review of the issues identified by the investigation team and has taken all remedial measures recommended by the Audit Committee within its resources to cure the majority of its material weaknesses in its internal and disclosure control procedures.

Matters relating to or arising from the Audit Committee investigation and the associated material weaknesses identified in our internal control over financial reporting, including adverse publicity, have caused us to incur significant legal, accounting and other professional fees and other costs, have exposed us to greater risks associated with other civil litigation, regulatory proceedings and government enforcement actions, have diverted resources and attention that would otherwise be directed toward our operations and implementation of our business strategy and may have impacted our ability to attract and retain customers, employees and vendors.

Regulations

The Company has been in compliance with all registrations and requirements for the issuance and maintenance of all licenses and certificates required by the applicable governing authorities, including the Ministry of Construction and the Beijing Administration of Industry & Commerce. The Ministry of Construction awards Level II and Level III qualifications to concrete producers in the PRC construction industry, based on criteria such as production capacity, technical qualifications, registered capital and capital equipment, as well as performance on their past projects. Level II companies are licensed to produce concrete of all strength levels as well as special concretes, and Level III producers are licensed to produce concrete with strength level C60 and below. We are currently a Level II concrete producer.

Additionally, to make improvements at our currently existing plant, we do not need to apply for regulatory approval. However, should we build new concrete plants, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area, and (iii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee. The time estimated to receive each of these approvals is approximately one month. In the past, we have not been rejected by any of these three regulators for approval.

Organizational Structure

We own all of the issued and outstanding capital stock of Xin Ao Construction Materials, Inc., or “BVI-ACM”, a British Virgin Islands corporation, which in turn owns 100% of the outstanding capital stock of Beijing Ao Hang Construction Materials Technology Co., Ltd., or “China-ACMH”, a company incorporated under the laws of China. On November 28, 2007, China-ACMH entered into a series of contractual agreements with Beijing Xin Ao Concrete Group Co., Ltd., or “Xin Ao”, a company incorporated under the laws of China, and its two shareholders, in which China-ACMH effectively took over management of the business activities of Xin Ao and has the right to appoint all executives and senior management and the members of the board of directors of Xin Ao. The contractual arrangements are comprised of a series of agreements, including an Exclusive Technical Consulting and Services Agreement and an Operating Agreement, through which China-ACMH has the right to advise, consult, manage and operate Xin Ao for an annual fee in the amount of Xin Ao’s yearly net profits after tax. Additionally, Xin Ao’s shareholders have pledged their rights, titles and equity interest in Xin Ao as security for China-ACMH to collect technical consulting and services fees provided to China-ACMH through an Equity Pledge Agreement. In order to further reinforce China-ACMH’s rights to control and operate Xin Ao, Xin Ao’s shareholders have granted China-ACMH the exclusive right and option to acquire all of their equity interests in Xin Ao through an Option Agreement.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is wholly owned by Huitao Technology Co., Ltd. The establishment of CACM is to expand the Company’s construction material business in New York. As of the date of the report, CACM has not commenced any operations.

On December 31, 2018, we consummated a second reincorporation merger pursuant to which we merged with and into our whole-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reincorporation, the Company is now governed by the laws of the Cayman Islands.

Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

Property, Plants and Equipment

There is no private land ownership in China. Individuals and companies are permitted to acquire land use rights for specific purposes. We lease our 44,041 square meter facility located at Jia 1, SanTaiShan, XiaoHongMen County, ChaoYang District, Beijing, China, from Beijing SanTaiShan Chemical Trading & Logistics Co., who was granted land use rights from the PRC government. The lease provides for a four-year term beginning on October 1, 2013, with the option to extend following expiration. The lease was extended to September 30, 2022. The annual rent on the property is approximately $409,000. We also have a lease agreement for roadway access to the west side entry of the concrete service plant with an unrelated party, which will expire on June 30, 2019 and is currently under negotiation for renewal terms, with annual payment of approximately $15,000. In addition, we have a lease agreement for office space from Mr. Weili He, the Company’s Interim Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000. We also have a lease agreement for an office space in New York through May 31, 2019, with annual payments of $27,600, and the lease has been extended from June 1, 2019 to May 31, 2020 with annual payments of $28,980.

We have an extensive fleet of 78 transit mounted concrete mixers, 10 pump trucks, and we have access to an additional 11 concrete mixers and 5 pump truck vehicles for lease in Beijing depending on specific project requirements.  More than half of the vehicles are equipped with GPS and tracking devices from the plant central dispatch center in order to optimize capacity utilization, production and delivery schedules.

Legal Proceedings

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalties of $1.3 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, on some of the remaining claims are presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges,” respectively.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7 million as of June 30, 2019. The Company has not made the repayment.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

(i)	Disputes Arising in the Ordinary Course of Business

As of June 30, 2019, the Company had approximately $6.6 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $2.4 million, and approximately $3.5 million of additional estimated claims charges for the year ended June 30, 2019. As of June 30, 2019, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$2,155,740	$352,411	$2,508,151
2) Sales	20,177	9,284	29,461
3) Purchases	1,367,237	175,069	1,542,306
4) Leases	3,808,038	670,914	4,478,952
5) Labor	26,204	—	26,204
6) Others	307,222	135,866	443,088
Total	$7,684,618	$1,343,544	9,028,162
Payments made by related party			(2,436,977)
Accrued contingent liabilities			$6,591,185

(ii)	Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending and additional judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $26.7 million.

On November 14, 2019, Mr. Han and Mr. He entered into an amendment No. 2 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchases	2,771,981	71,649	2,843,630
3) Leases	8,852,874	—	8,852,874
4) Labor	227,963	—	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the former CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the former interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was approximately $42.0 million (RMB 288,506,497) with interest at 12.8% per annum (the “Loan”). Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of approximately $44.4 million (RMB 304,972,608) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of approximately $46.9 million (RMB 322,435,300) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of approximately $21.8 million (RMB 150,000,000) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. In December 2018, a new management team of the Cinda Beijing Branch asked to review all litigation, including this case as they were not fully aware of the resolution. On December 28, 2018, the Court re-executed their prior order against Xin Ao and other defendants. Accordingly, Xin Ao and other defendants remain liable due to court ruling and remain subject to continuous execution orders as long as the plaintiff initiates execution orders against Xin Ao and other defendants in the future. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February and December 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes a favorable outcome is probable and has no exposure for the pending judgements as the enforcement order has been resolved with the establishment of the Partnership.

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of approximately $3.8 million (RMB 26,000,000). Currently, none of the Company’s funds on deposit have been seized.

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of approximately $0.4 million (RMB 2,927,400) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan approximately $0.4 million (RMB 2,895,000) as principal of the loan and approximately $5,000 (RMB 32,400) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

2)	Purchase disputes

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was approximately $0.5 million (RMB 3,452,799), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment. On November 12, 2018, the court executed a demand and froze Xin Ao’s bank deposit of approximately $0.5 million (RMB 3,489,727). The Company appealed for the execution and explained that Xin Ao was not involved in the transaction. The Court granted the appeal. Currently, none of the Company’s funds on deposit have been seized.

(b)	On August 8, 2018, Shenzhen High-tech National Finance Education Information Technology Co., Ltd. (“Shenzhen High-tech”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Haidian District, Beijing against Tangshan Yitong Netcom Logistics Co., Ltd. (“Tangshan Yitong”), Tangshan Xinglong, Ruihai Dong and Xin Ao (collectively the “Respondents”) in connection with Tangshan Yitong’s breach of a finance lease agreement by failing to pay the rent for a total of approximately $1.8 million (RMB 12,656,282) from September 3, 2014 to September 2, 2017. In accordance with the finance agreement, Xin Ao, as the guarantor on such agreement, was named as co-respondent to the Arbitration Demand. The case is still preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

3)	Lease disputes

(a)	On January 29, 2018, Xugong Group Construction Equipment Co., Ltd. (“Xugong”) filed a lawsuit with People’s Court of Xuzhou Economic and Technological Development Zone District, Jiangsu (“Xuzhou Court”) against Xin Ao and Jingshengding (collectively the “Respondents”) in connection with Xin Ao’s breach of a finance lease agreement signed on June 19, 2012 by failing to pay the rent of five concrete pump trucks together with default interests for a total of approximately $0.4 million (RMB 2,593,839). The case is still under preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

(b)	On January 24, 2019, Citic Futong Finance Lease Co., Ltd. (“Citic Futong”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Dongcheng District, Beijing (“Dongcheng Court”) against Tianjin Hump Investment Co., Ltd. (“Tianjin Hump”) and Xin Ao (collectively the “Respondents”) in connection with Tianjin Hump’s breach of a finance lease agreement by failing to pay the rent of a mineral waste grind production line for a total of approximately $8.2 million (RMB 56,250,000) from September 3, 2014 to September 1, 2017. In accordance with the finance lease agreement, Xin Ao, as the guarantor on such lease, was named as co-respondent to the Arbitration Demand. After investigation, Dongcheng Court rendered that the original finance lease agreement is invalid and Xin Ao does not need to make any payment. The plaintiff appealed, and Dongcheng Court rejected the plaintiff’s arbitration demand again and suspended the trail on October 22, 2019 due to lack of evidence. The plaintiff can apply for retrial if they can provide enough evidence in the future.

4)	Labor disputes

During 2017, Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) was subject to certain labor disputes. The potential total amounts of judgment is approximately $0.2 million (RMB 1,702,000). Since Mr. Xianfu Han and Mr. Weili He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. As of the date of the report, Sihong has not made any payment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended June 30, 2019, 2018 and 2017 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

We are a holding company whose primary business operations are conducted through our wholly-owned subsidiaries CACM Group NY, Inc. (“CACM”), Xin Ao Construction Materials, Inc. (“BVI-ACM”), Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and our variable interest entity, Beijing XinAo Concrete Group (“Xin Ao”) and its subsidiaries. We engage in the production and supply of advanced construction materials for large-scale commercial, residential, and infrastructure developments, and are primarily focused on producing and supplying a wide range of advanced ready-mix concrete materials for highly technical, large-scale, and environmentally-friendly construction projects that are only sold in the People’s Republic of China (“PRC”).

During the years ended June 30, 2019, 2018 and 2017, we supplied materials and provided services to our projects through one ready-mixed concrete plant in Beijing.

Our management believes that we have the ability to capture a greater share of the Beijing market via expanding relationships and networking, signing new contracts, and continually developing market-leading innovative and eco-friendly ready-mix concrete products.

Principal Factors Affecting Our Financial Performance

We believe that the following factors will continue to affect our financial performance:

-	Large-Scale Contractor Relationships. We have contracts with major construction contractors that are constructing key infrastructure, commercial and residential projects. Our sales efforts focus on large-scale projects and large customers which place large recurring orders and present less credit risk to us. For the years ended June 30, 2019, we had two customers accounting for approximately 25.1% and 13.5% of total sales. Should we lose any large-scale customers in the future and are unable to obtain additional customers, our revenues will suffer.

-	Experienced Management. Management’s technical knowledge and business relationships give us the ability to secure major infrastructure projects, which provides us with leverage to acquire less sophisticated operators, increase production volumes, and implement quality standards and environmentally sensitive policies. If there were to be any significant turnover in our senior management, it could deplete the institutional knowledge held by our existing senior management team.

-	Innovation Efforts. We strive to produce the most technically and scientifically advanced products for our customers and maintain close relationships with Tsinghua University, Xi’an University of Architecture and Technology and Beijing Dongfang Jianyu Institute of Concrete Science & Technology. We entered into technical service contracts with these research institutes to further improve our production and products. If our research and development efforts are not sufficient to adapt to the change in technology in the industry, our products may not compete effectively.

-	Competition. Our competition includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially, all of the contracts on which we bid are awarded through a competitive bidding process, with award contracts often being made awarded to the lowest bidder, though other factors such as shorter schedules or prior experience with the customer are often just as important. Within our markets, we compete with many national, regional and local state- owned and private construction entities some of which have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of larger national companies in our industry that could potentially establish a presence in our markets and compete with us for contracts. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

Comparison of the years ended June 30, 2019 and 2018

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the year ended June 30, 2019, we generated revenue of approximately $43.6 million, as compared to approximately $45.7 million during the year ended June 30, 2018, a decrease of approximately $2.1 million, or 5%. The decrease was primarily due to the depreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 4.9%. The decrease in revenue was also caused by 2.5% decrease of sales volume. Starting on November 15, 2017, certain districts of the local government implemented the suspension or production limitation policy on some of our customers. Additionally, there were fewer construction jobsites in Beijing area as compared with the same period of last year, which caused the demand of concrete products to decrease. The decrease was partially offset by the increase of unit price which was due to the increase of our unit cost.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $39.1 million for the year ended June 30, 2019, as compared to approximately $39.0 million for the year ended June 30, 2018, an increase of approximately $71,000, or 0.2%. The increase in cost of revenue was primarily caused by unit price inflation of our raw materials, such as stone, slag powder and mine powder for the year ended June 30, 2019, as compared to the same period in 2018. Additionally, the unit price of sand increased most among all the raw materials. The government started to enhance the sand mining management along the Yangtze River to protect the environment in July 2018 which caused the supply of sand to decrease. The unit price of sand is expected to keep going up, and we are working on finding a suitable substitute for sand to increase our gross margin.

Gross Profit. Gross profit was approximately $4.6 million for the year ended June 30, 2019, as compared to approximately $6.7 million of gross profit for the year ended June 30, 2018, a negative change of approximately $2.1 million, which was primarily due to the decrease of sale volume of concrete and the increase of unit production cost during the year ended June 30, 2019 as compared to the same period in 2018 for the reasons as discussed above.

Provision for Doubtful Accounts. We made a provision of doubtful accounts charge of approximately $2.6 million for the year ended June 30, 2018 as compared to provision of doubtful accounts charge of approximately $2.2 million during the year ended June 30, 2017, an increase of approximately $0.4 million, or 17%. The change was attributable to the fact that we collected less of our aged accounts receivable and other receivables that were over 720 days past due during the year ended June 30, 2019 as compared to the same period in 2018 and we correspondingly resulted in more provision for doubtful accounts in accordance with our allowance policy in 2019. The increase was offset by a recovery of doubtful accounts of prepayments – related party as we have received most inventories we made prepayments for from the related party.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $7.3 million for the year ended June 30, 2019 as compared to approximately $6.7 million for the year ended June 30, 2018, an increase of approximately $0.6 million. The increase was primarily due to a $0.2 million increase in legal expenses, a $0.2 million increase in consulting fees, a $0.1 million increase in repairs and maintenance expense and $0.1 million increase in meals and entertainment expense as compared to the year ended June 30, 2018.

Research and Development Expenses. Research and development expenses were approximately $0.2 million for the year ended June 30, 2019 as compared to $1.2 million for the same period in 2018. We decreased our research and development expenditures during this period as we deemed the quality of our products is competitive in the market and we can spend minimum research and development cost to remain competitive with the quality of our products.

Loss from Operations. We incurred a loss from operations of approximately $8.8 million and a loss of approximately $3.3 million for the years ended June 30, 2019 and 2018, respectively. The negative change of approximately $5.5 million was primarily due to the reasons previously discussed.

Other Income (Expense), Net. Our other income (expense) consists of interest income (expense), finance expense and other non-operating income (expense). We had other expense of approximately $4,000 and other income of approximately $112,000 during the years ended June 30, 2019 and 2018, respectively. We earned interest income of approximately $2,000 and $6,000 for the years ended June 30, 2019 and 2018, respectively. Approximately $2.0 million and $1.4 million of interest expense was recorded for the years ended June 30, 2019 and 2018, and approximately $13,000 and $5,000 of finance expense was recorded for the years ended June 30, 2019 and 2018. Approximately $3.5 million and $2.8 million of estimated claims charges and its related interest charges were recorded for the years ended June 30, 2019 and 2018 due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2019 and 2018 as we had net operating losses.

Net Loss. We incurred net loss of approximately $14.4 million for the year ended June 30, 2019, as compared to a net loss of approximately $7.4 million for the year ended June 30, 2018. This change was the result of the combination of the changes as discussed above.

Comparison of the years ended June 30, 2018 and 2017

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the year ended June 30, 2018, we generated revenue of approximately $45.7 million, as compared to approximately $45.0 million during the year ended June 30, 2017, an increase of approximately $0.7 million, or 2%. The increase in revenue was principally due to increased selling unit price by 21.7% resulting from the turnaround of the concrete industry. In late 2017, the local government shut down a number of small and non-qualified concrete manufactures, which led to less competition in the industry and drove up the selling price of the concrete as the supply of concrete was reduced. The increase was also due to the appreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 4.5%. The increase in revenue was offset by 20.3% decrease of sales volume due to the suspension or production limitation policy enforced by certain districts of the local government on some of our customers starting on November 15, 2017. The policy prohibits construction jobsites in certain areas from producing industrial waste or dust to aggravate winter haze weather during the winter time. Our production returned to normal levels on March 15, 2018 after the suspension and production limitations were removed from our customers.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $39.0 million for the year ended June 30, 2018, as compared to approximately $43.9 million for the year ended June 30, 2017, an decrease of approximately $4.9 million, or 11%. The decrease in cost of revenue was primarily associated with the decrease in our sales volume mainly due to the suspension or production limitation policies as discussed above partially offset by the increase of unit production costs of 6.5%, which was principally caused by unit price inflation of our raw materials, such as cement, stone, slag powder and mine powder for the year ended June 30, 2018, as compared to the same period in 2017.

Gross Profit. Gross profit was approximately $6.7 million for the year ended June 30, 2018, as compared to approximately $1.1 million of gross profit for the year ended June 30, 2017, a positive change of approximately $5.6 million, which was primarily due to the increase of our selling price of concrete at a higher rate than the slight increase of unit production cost during the year ended June 30, 2018 as compared to the same period in 2017 for the reasons as discussed above.

Provision for Doubtful Accounts. We made a provision of doubtful accounts charge of approximately $2.2 million for the year ended June 30, 2018 as compared to provision of doubtful accounts charge of approximately $3.4 million during the year ended June 30, 2017, a decrease of approximately $1.2 million, or 35%. The change was attributable to the fact that we collected more of our aged accounts receivable and other receivables that were over 720 days past due during the year ended June 30, 2018 as compared to the same period in 2017 and we correspondingly resulted in recovery for doubtful accounts in accordance with our allowance policy. The decrease was offset by an increase of the provision of doubtful accounts of prepayments – related party as the related party is being named as a joint defendant in one of our civil lawsuits, so we made approximately $0.3 million allowance for prepayments – related party.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $6.7 million for the year ended June 30, 2018 as compared to approximately $5.7 million for the year ended June 30, 2017, an increase of approximately $1.0 million. The increase was primarily due to a $0.1 million increase in legal expenses and $1.1 million increase in compensation expense. The increase was offset by $0.1 million decrease in social insurance expense and $0.1 million decrease in meals and entertainment expense as compared to the year ended June 30, 2017.

Research and Development Expenses. Research and development expenses were approximately $1.2 million for the year ended June 30, 2018 as compared to $0.8 million for the same period in 2017. We increased our research and development expenditures during this period as we worked to improve our competitive advantage with respect to our products.

Loss from Operations. We incurred a loss from operations of approximately $3.3 million and a loss of approximately $8.8 million for the years ended June 30, 2018 and 2017, respectively. The decrease of approximately $5.5 million was primarily due to the reasons previously discussed.

Other Income (Expense), Net. Our other income (expense) consists of interest income (expense), finance expense and other non-operating income (expense). We had other income of approximately $112,000 and $407,000 during the years ended June 30, 2018 and 2017, respectively. We earned interest income of approximately $6,000 and $30,000 for the years ended June 30, 2018 and 2017, respectively. Approximately $1,360,000 and $831,000 of interest expense was recorded for the years ended June 30, 2018 and 2017, and approximately $5,000 and $604,000 of finance expense was recorded for the years ended June 30, 2018 and 2017. Approximately $2.8 million and $1.3 million of estimated claims interest charges were recorded for the years ended June 30, 2018 and 2017 due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2018 and 2017 as we had net operating losses.

On December 22, 2017, the “Tax Cuts and Jobs Act” (“The Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 35% to 21%. As we have a June 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 28% for our fiscal year ending June 30, 2018, and 21% for subsequent fiscal years. Accordingly, we have remeasured our deferred tax asset for net operating loss carryforward in the U.S at the lower enacted tax rate of 21%. However, this remeasurment has no effect on our income tax expense as we have provided a 100% valuation allowance on our deferred tax assets previously.

Additionally, the Tax Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. However, this one-time transition tax had no effect on our income tax expense as we have no undistributed foreign earnings through June 30, 2018 as we have cumulative foreign losses as of June 30, 2018.

Net Loss. We incurred net loss of approximately $7.4 million for the year ended June 30, 2018, as compared to a net loss of approximately $11.0 million for the year ended June 30, 2017. This change was the result of the combination of the changes as discussed above.

5.B. Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of approximately $28,000, which was held by our consolidated subsidiaries and VIE located outside the U.S. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. Any company which is registered in mainland PRC must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. We currently do not intend to repatriate to the U.S. the cash and short-term investments held by our foreign subsidiaries. However, if we were to repatriate funds to the U.S., we would assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. As we conduct all of our operations in the PRC, the restriction on the conversion of cash and short-term investments held in RMB to other currencies should not affect our liquidity.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. Our business is capital intensive and we are highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of us. Our working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, we had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although we believe that we can realize our current assets in the normal course of business, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered our historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. We expect to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

However, we are involved in various lawsuits, claims and disputes related to our operations and the personal guarantees of our officers to affiliated entities owned by them. We are actively defending these actions and attempting to mitigate our exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on our consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, our VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve us principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, our shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify us for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, our working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7million as of June 30, 2019. The Company has not made the repayment.

Our management has considered whether there is a going concern issue due to our recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against us which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If we are unable to generate significant revenue, defer payment or the replacement of our current bank loans and secure additional financing or resolve any pending estimated claim charges, we may be required to cease or curtail our operations. Our financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining financial support, the continued forbearance of the bank, and credit guarantee commitments from our officers/shareholders (See Note 8 – Related party transactions) and debt restructuring for most litigation liabilities.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2019	2018	2017

Net cash (used in) provided by operating activities	$(1,076,142)	$2,450,018	$1,700,657
Net cash used in investing activities	(135,705)	(138,151)	(210,962)
Net cash provided by (used in) financing activities	522,667	(5,795,823)	(2,056,169)
Effect of exchange rate change on cash	(62,024)	149,203	(104,673)
Net change in cash and cash equivalents	$(751,205)	$(3,334,753)	$(671,147)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $1.1 million for the years ended June 30, 2019, which was attributable to a net loss of $14.4 million and adjustments to reconcile the net loss to net cash used in operating activities of approximately $8.3 million, including adjustments for approximately $1.1 million of depreciation, approximately $4.6 million of stock compensation expense, approximately $2.6 million of a provision for doubtful accounts, and the increase of accounts receivable of approximately $6.0 million, excluding a non-cash offset of $9.4 million, payments of other receivables of approximately $1.4 million, payments of prepayments and advances of approximately $6.3 million, excluding a non-cash offset of $5.0 million, decrease of customer deposits of approximately $0.2 million and decrease of taxes payable of approximately $0.1 million. Net cash outflow was primarily offset by the decrease of prepayment – related party of $2.5 million as we have already secured enough materials for production from third parties, increase of accounts payable of approximately $10.4 million, excluding a non-cash offset of $3.2 million, addition of approximately $0.5 million other payables-shareholders, and an increase of approximately $5.7 million in accrued liabilities and contingent liabilities, excluding a non-cash offset of $1.2 million.

Net cash provided by operating activities totaled approximately $2.5 million for the year ended June 30, 2018, which was attributable to a net loss of $7.4 million and adjustments to reconcile the net loss to net cash provided by operating activities of $4.8 million, including adjustments for $1.2 million of depreciation, $1.4 million of stock compensation expense, and $2.2 million of a provision for doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for decrease of inventories of $0.2 million, decrease of other receivables of $1.5 million, reduction of prepayments and advances of $16.0 million from third parties and reduction of prepayments and advances of $4.2 million from a related party as we have already secured enough materials for production, the addition of $1.0 million in customer deposits, excluding non-cash offset of $0.7 million, addition of $0.7 million other payables-shareholders, excluding a non-cash offset of $1.0 million and an increase of $2.8 million in accrued liabilities and contingent liabilities, excluding a non-cash offset of $2.5 million. Net cash inflow was primarily offset by an increase of accounts receivable of $4.6 million, excluding a non-cash offset of $6.9 million, payments of accounts payable $12.8 million, excluding non-cash offset of $6.9 million, payments of other payables of $3.9 million, excluding a non-cash offset of $0.1 million, as we had sufficient cash flow to pay down our accounts payable and other payables when due.

Net cash provided by operating activities totaled approximately $1.7 million for the year ended June 30, 2017, which was primarily attributable to the net loss of $11.0 million, which was offset by the adjustments to reconcile to net cash provided by operating activities of $1.7 million, including adjustments for $1.2 million of depreciation, $0.3 million of stock compensation expense, and $3.4 million provision for doubtful accounts as well as $7.9 million cash inflow from a change in operating assets and liabilities. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for reduction in inventories of $0.4 million, collection of other receivables of $7.5 million as we increased our efforts on other receivables collections, reduction of prepayments and advances net of $12.3 million as we have already secured enough materials for production, additional accounts payable of $0.01 million, excluding non-cash offset of $1.5 million, as we were in waiting for our accounts receivable collection and maturities of notes receivable to repay our vendors, and additional other payables, including related party payables, of $4.1 million, due to accrued research and development expenses, accrued salary and rental expense payable to our related parties, and was primarily offset by additional accounts receivable of $13.5 million, excluding a non-cash offset of $1.5 million, due to delays in the receipt of customer payments, a reduction of customer deposits of approximately $3.6 million and increased accrued liabilities and contingent liabilities of $0.6 million.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the year ended June 30, 2019, which was primarily attributable to the purchase of equipment.

Net cash used in investing activities was approximately $0.1 million, excluding $0.1 million non-cash offset of $0.1 million, for the year ended June 30, 2018, which was primarily attributable to the purchase of equipment.

Net cash used in investing activities was approximately $0.2 million for the year ended June 30, 2017, which was primarily attributable to the purchase of equipment.

Financing Activities

Net cash provided by financing activities totaled approximately $0.5 million for the year ended June 30, 2019, which was primarily attributable to approximately $5.0 million in new bank loans, approximately $1.0 million for the sale of ordinary share and approximately $24,000 for the borrowings received from shareholders. Net cash inflow was offset by approximately $5.4 million in repayments of bank loans.

Net cash used in financing activities totaled approximately $5.8 million for the year ended June 30, 2018, which was primarily attributable to $26.6 million for the repayments of bank loans, $14.6 million for the repayments of notes payable. Net cash outflow was offset by $34.7 million in new bank loans, $0.1 million borrowings from shareholders, excluding non-cash offset of $1.0 million and receipt of $0.6 million common stock.

Net cash used in financing activities totaled approximately $2.1 million for the year ended June 30, 2017, which was primarily attributable to $20.7 million in cash proceeds from bank loans and bank guarantees, $30.4 million in proceeds from notes payable and $0.1 million in borrowing from shareholders, which was offset by $19.2 million for the repayment of bank loans and bank guarantees and $34.1 million for the repayment of notes payable.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

During the years ended June 30, 2019, 2018 and 2017, we had research and development expenses of approximately $0.2 million, $1.2 million and $0.8 million, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report and below, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Contingencies

The Company has been and continues to be a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalty of $1.3 million and exclusive of the Company’s $24.7 million bank debt in default). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, respectively, on some of the remaining claims is presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges”.

As of the date of this 20-F, the Company’s management does not expect any other material liability from the disposition of claims as of the date of this 20-F report from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in the litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and officers, because they are also the shareholders of our VIE, Xin Ao. Because Mr. Han and Mr. He are the shareholders of Xin Ao, the plaintiffs included Xin Ao in the joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending judgements in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchase	2,771,981	71,649	2,843,630
3) Leases	8,852,874	-	8,852,874
4) Labor	227,963	-	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

5.E. Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short term loans-banks-in default	$24,686,899	$24,686,899	$-	$-	$-
Operating lease obligations	1,459,000	459,000	866,000	134,000	-
Total	$26,145,899	$25,145,000	$866,000	$134,000	$-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Yang (Sean) Liu	40	Chief Executive Officer, Chairman of the Board
Lili Jiang	29	Chief Financial Officer and Director
Yan Zhang	37	Independent Director
Wei Pei	35	Independent Director
Xiaoyuan Zhang	31	Independent Director

Biography

Yang (Sean) Liu

Mr. Liu has been serving as the Chairman and Chief Executive Officer of the Company since March 28, 2019. He had served as the President of MagniFinTech (“Magni”) from May 2017 to March 28, 2019 and served as CEO of Wave Sync Corporation from July 2017 to August 2018. Prior to joining Magni, Mr. Liu served as the Murex Regional Manager at UBS from November 2015 to May 2017. From June 2008 to November 2015, Mr. Liu served as a Senior Consultant, Client Coordinator and Single-point of Contact at Murex North America. Mr. Liu has a Bachelor’s degree in Engineering from Tsinghua University in China, as well as two Master’s degrees in Financial Mathematics and Electrical Engineering from New Mexico State University.

Lili Jiang

Ms. Jiang has been serving as the Chief Financial Officer and Director of the Company since March 28, 2019. She had served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

Yan Zhang

Mr. Zhang became a member of our Board of Directors on June 28, 2019. Ms. Zhang served as the Manager of the Shanghai Representative Office of AL.EA. Consulting S.r.l. since March 2018. She had served as the Purchasing Manager of Datatool Information Technology Co., Ltd. (“Datatool”) from December 2014 to November 2017. Prior to joining Datatool, Ms. Zhang served as the Sourcing Supervisor at ACS Auxiliary Equipment (Suzhou) from October 2005 to September 2014. Ms. Zhang has a Bachelor’s degree in Food Science and Technology from Huai Hai Institute of Technology in China.

Wei Pei

Mr. Pei became a member of our Board of Directors on March 21, 2018. Mr. Pei has served as the Administrative Director of Wanda Picture Television & Media Co. since January 2017, responsible for the HR department and administrative office. He also assists the management work of some filming development projects of the Company. Before that, he worked at the Wanda Hotel Construction Co. since March 2010 in charge of the HR, project management and organizational work. Mr. Pei graduated from Harbin Institute of Technology with a bachelor degree in Business Management in 2006.

Xiaoyuan Zhang

Ms. Zhang became a member of our Board of Directors on July 19, 2019. Ms. Zhang has served as the Chief Financial Officer and Treasurer of Senmiao Technology Limited (Nasdaq: AIHS) since September 2018. From October 2010 to September 2018, Ms. Zhang served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2019 and 2018.

						Non-
						Equity	Non-
						Incentive	Qualified
						Plan	Deferred	All
Name and	Year			Stock	Option	Compensation	Compensation	Other
Principal	Ended	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	June 30	($)	($)	($)	($)	($)	($)	($)	($)
Xianfu Han,	2019	270,000	-	-	-	-	-	-	270,000
Former Chairman and CEO (1)	2018	360,000	-	-	-	-	-	-	300,000

Weili He, Former Vice	2019	270,000	-	-	-	-	-	-	270,000
Chairman, interim CFO and COO (2)	2018	360,000	-	-	-	-	-	-	300,000

Yang (Sean) Liu, Chairman and CEO (3)	2019 2018			87,900					87,900

Lili Jiang, Director and CFO (4)	2019 2018			87,900					87,900

(1)	Mr. Han became our Chief Executive Officer on April 29, 2008. He was entitled to an annual salary of $300,000 for service as our Chief Executive Officer from July 1, 2014 to June 30, 2017 and increased to an annual salary of $360,000 from July 1, 2017 to June 30, 2020. Mr. Han resigned from his positions as CEO and Chairman on March 28, 2019.

(2)	Mr. He became our Chief Operating Officer on April 29, 2008, and became our Interim Chief Financial Officer on September 21, 2012. He was entitled to an annual salary to $300,000 for service as our Interim Chief Financial Officer from July 1, 2014 to June 30, 2017 and increased to $360,000 from July 1, 2017 to June 30, 2020. Mr. He resigned from his positions as Interim Chief Financial Officer, Chief Operating Officer, and Vice Chairman on March 28, 2019.

(3)	Mr. Liu became our Chief Executive Officer and Chairman on March 28, 2019. He is entitled to an annual compensation of 120,000 ordinary shares of the Company.

(4)	Ms. Jiang became our Chief Financial Officer and Director on March 28, 2019. She is entitled to an annual compensation of 120,000 ordinary shares of the Company.

The executive directors agreed not to receive any compensation for serving on the board.  The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2019.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Tao Jin (1)	$25,000	$-	-	-	-	-	$25,000
Wei Pei (2)	$25,000	-	-	-	-	-	$25,000
Jiehui Fan (3)	$30,000	-	-	-	-	-	$30,000
Xiaoyuan Zhang (4)
Yan Zhang (5)

(1)	On May 4, 2011, we entered into a director agreement with Tao Jin pursuant to which he is entitled to receive, annually, a cash compensation of $25,000 in cash. Mr. Tao Jin resigned on June 28, 2019.

(2)	On March 21, 2017, we entered into a director agreement with Mr. Wei Pei pursuant to which he is entitled to receive annual compensation of $25,000.

(3)	On June 12, 2018, we entered into a director agreement with Ms. Jiehui Fan pursuant to which she is entitled to receive annual compensation of $30,000. Ms. Fan resigned as a Director on July 19, 2019.

(4)	On July 19, 2019, we entered into a director agreement with Ms. Xiaoyuan Zhang pursuant to which she is entitled to receive annual compensation of $10,000.

(5)	On June 28, 2019, we entered into a director agreement with Ms. Yan Zhang pursuant to which she is entitled to receive annual compensation of 10,000 ordinary shares

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Audit Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Audit Committee, and Xiaoyuan Zhang serves as the chairwoman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

Our Audit Committee performs several functions, including:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S- K under the Securities Act of 1933, as amended;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent auditors;

●	reporting to the Board; and

●	such other matters that are specifically delegated to our audit committee by the Board from time to time.

Compensation Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Compensation Committee, and Yan Zhang serves the chairwoman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Nominating and Corporate Governance Committee and Wei Pei is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identify qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend that the Board select, the director nominees for the next annual meeting of shareholders;

●	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

●	to oversee the evaluation of the Board and management.

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

As of November 14, 2019, 7,574,626 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 7,574,626 ordinary shares outstanding as of November 14, 2019.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 14, 2019 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of November 14, 2019
Name of Beneficial Owners(2)	Number	%(1)
Directors and Executive Officers:
Yang (Sean) Liu	120,000	1.58%
Lili Jiang	120,000	1.58%
Xiaoyuan Zhang	—	—
Yan Zhang	—	—
Wei Pei	—	—
All directors and officers as a group (five individuals)	240,000	3.17%
5% shareholders:
Hou Sing International Business Limited(3)	2,480,000	32.74%

(1)	Applicable percentage of ownership is based on 7,574,626 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)	Unless otherwise noted, the business address of each of the following entities or individuals is 9 North West Fourth Ring Road, Yingu Mansion Ste 1708, Haidian District, Beijing 100190.

(3)	The business address of Hou Sing International Business Limited is Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Except as discussed below, since the beginning of the 2012, there have not been any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of June 30, 2019 and 2018, the Company prepaid $456,399 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of June 30, 2019 and 2018, the Company made $0 and $0.3 million allowance for prepayment – related party, respectively.

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was indemnified by Mr. Han and Mr. He in November 2019. As of June 30, 2019 and 2018, other receivable – related party from Beijing Lianlv was $165,075 and $1,397,042, respectively.

Other payables - related parties

Mr. Xianfu Han, Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 7).

Other payables – related parties consisted of the following:

	June 30, 2019	June 30, 2018

Xianfu Han	$361,336	$91,336
Weili He	396,401	104,428
	$757,737	$195,763

Loans payable - employees

Na Wang and Wei Zhang, employees of the Company, have settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

	June 30, 2019	June 30, 2018

Na Wang	$2,341,932	$-
Wei Zhang	2,251,942	-
	$4,593,874	$-

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “HHT.” The shares began trading on February 25, 2013 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles, the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is $75,000 divided into 75,000,000 Ordinary Shares with a nominal or par value of USD 0.001 each. As of the date hereof, 7,574,626 Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

The following are summaries of material provisions of our Memorandum and Articles, corporate governance policies and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law and to our Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast.

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Memorandum and Articles and reduce the share capital.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors or in a form prescribed by the stock exchange on which our shares are then listed.

Our Board of Directors may, in its sole discretion, decline to register any transfer of Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares. Our directors may also decline to register any transfer of Ordinary Shares if (a) the instrument of transfer is not accompanied by the certificate covering the shares to which it relates or any other evidence as our Board of Directors may reasonably require to prove the title of the transferor to, or his/her right to transfer the shares; or (b) the instrument of transfer is in respect of more than one class of shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Winding-Up/Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Law or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Law. (See “Where You Can Find More Information”)

Issuance of Additional Shares

Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than twenty percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting.

Shareholders’ general meetings and any other general meetings of our shareholders may be convened by a majority of our Board of Directors. Our Board of Directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside of the Cayman Islands;

●	is exempted from certain requirements of the Companies Law, including the filing an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

●	does not have to make its register of members open for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value (subject to the provisions of the Companies Law);

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Huitao Technology Co., Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xin Ao may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Relating to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors — Risk Factors Relating to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. According to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Taxation

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.China-ACM.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, we concluded that as of June 30, 2019, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	The personnel primarily responsible for the preparation of our financial statements do not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements;

●	Ineffective supervision of the Company’s internal and disclosure controls over financial reporting;

Management is in the process of re-assessing the design of certain control activities and developing its remediation plan for the above identified weaknesses. The Company’s actions are subject to ongoing senior management review, as well as Audit Committee oversight. The Company has implemented or will implement following remedial measures within its resources as soon as practicable:

●	Establishing an internal audit function or engage an external consulting firm, to assist with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls;

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Xiaoyuan Zhang, Yan Zhang and Wei Pei. Our board of directors has determined Xiaoyuan Zhang, Yan Zhang and Wei Pei are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Xiaoyuan Zhang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.China-ACM.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Huitao Technology Co., Ltd., 9 North West Fourth Ring Road Yingu Mansion Suite 1708, Haidian District Beijing, People’s Republic of China 100190

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended June 30, 2018	Year Ended June 30, 2019

Audit fees(1)	$185,000	$387,529
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	19,000	6,000
TOTAL	$204,000	$393,529

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)

“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Resignation of Previous Independent Registered Public Accounting Firm

By letter dated (and received) October 11, 2018, our independent registered public accounting firm, Friedman LLP (“Friedman”) notified the Audit Committee of the Board of Directors of China Advanced Construction Materials Group, Inc. (the “Company”, “we”, or “us”) of its resignation as the Company’s independent registered public accounting firm. On October 11, 2018, the Board of Directors accepted such resignation. The auditor’s report of Friedman on the Company’s consolidated financial statements as of and for the year ended June 30, 2016 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

On October 6, 2018, the Audit Committee of the Board of Directors, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the year ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on as well the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon.

During the two most recent fiscal years and through the subsequent interim period preceding Friedman’s resignation, there were no (i) “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Friedman would have caused Friedman to make reference to the subject matter thereof in its reports for such fiscal years and interim periods, or (ii) “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of this disclosure to Friedman and have requested that Friedman furnish us with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Friedman, and a copy of their letter is filed with the Securities and Exchange Commission on October 16, 2018 in our Current Report on Form 8-K as Exhibit 16.1.

(b) Engagement of New Independent Registered Public Accounting Firm

On October 13, 2018, the Board of Directors approved the engagement of Wei, Wei & Co., LLP (“WWC”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2018 and 2017.

During the two most recent fiscal years and through the subsequent interim period preceding WWC’s engagement, the Company has not consulted with WWC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G.	CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-32.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1(1)	Amended and Restated Memorandum and Articles of Association

1.2(1)	Certificate of Incorporation on Change of Name

4.1*	Form of Employment Agreement

4.2*	Form of Director Agreement

4.3(2)	2019 Equity Incentive Plan

4.4(3)	Employment Agreement by and between Sean (Yang) Liu and the Company, dated March 28, 2019.

4.5(3)	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019.

4.6(4)	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019.

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1*	Code of Business Conduct and Ethics

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.

(1) (2)

Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on July 17, 2019.

Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on June 5, 2019.

(3)	Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on March 28, 2019.
(4)	Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on July 24, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUITAO TECHNOLOGY CO., LTD.

/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: Chief Executive Officer

Date: November 15, 2019

HUITAO TECHNOLOGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Huitao Technology Co., Ltd. and subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Huitao Technology Co., Ltd. and subsidiaries (formerly China Advanced Construction Materials Group, Inc.) (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended June 30, 2019 , and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Company’s recurring losses from operations, the estimated claims charges and the possible additional exposure for pending litigation actions against Company which is presently unknown. In addition, the Company is in default under its bank loan agreement for which the bank has filed with the PRC courts to demand repayment. These factors indicate the Company may not be able to continue as a going concern. The Company continues to be reliant on borrowings from its shareholders and the continued forbearance of the bank and the Company’s creditors. Management’s evaluation of the events and conditions and management’s plans, regarding those matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2018.

New York, New York
November 15, 2019

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$347,486	$1,098,691
Accounts and notes receivable, net	37,010,458	43,322,463
Inventories	511,160	427,193
Other receivables, net	1,423,563	71,242
Other receivable - related party	165,075	1,397,042
Prepayments and advances, net	12,566,372	1,569,162
Prepayment - related party	456,399	2,725,423
Prepaid expenses	25,000	40,458
Total current assets	52,505,513	50,651,674

PROPERTY PLANT AND EQUIPMENT, net	1,659,520	2,748,409
Total assets	$54,165,033	$53,400,083

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans - in default	$24,686,899	$26,062,665
Accounts payable	12,841,076	10,340,072
Customer deposits	635,762	903,034
Other payables	372,913	369,780
Other payables - related parties	757,737	195,763
Loans payable - employees	4,593,874	-
Accrued liabilities	3,083,929	1,217,584
Taxes payable	80,860	178,190
Accrued contingent liabilities	6,591,185	4,430,787
Total current liabilities	53,644,235	43,697,875

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

SHAREHOLDERS’ EQUITY:

Preferred shares, $0.001 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $0.001 par value, 74,000,000 shares authorized, 7,174,626 and 5,488,649 shares issued and outstanding as of June 30, 2019 and 2018, respectively	7,175	5,489
Additional paid-in-capital	54,237,082	48,360,368
Deferred stock compensation	(3,161,200)	(2,825,000)
Deficit	(64,031,446)	(49,642,916)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,221,095	7,556,175
Total shareholders’ equity	520,798	9,702,208
Total liabilities and shareholders’ equity	$54,165,033	$53,400,083

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2019	2018	2017

REVENUE	$43,651,923	$45,734,647	$45,048,413

COST OF REVENUE	39,093,782	39,022,360	43,953,477

GROSS PROFIT	4,558,141	6,712,287	1,094,936

PROVISION FOR DOUBTFUL ACCOUNTS	(2,559,785)	(2,184,221)	(3,352,063)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(5,996,609)	(5,301,168)	(5,380,702)
RESEARCH AND DEVELOPMENT EXPENSES	(223,668)	(1,182,133)	(846,438)
STOCK COMPENSATION EXPENSE	(4,592,200)	(1,388,501)	(289,000)

LOSS FROM OPERATIONS	(8,814,121)	(3,343,736)	(8,773,267)

OTHER INCOME (EXPENSE)
Other (expense) income, net	(4,113)	111,922	407,452
Interest income	2,282	6,051	30,464
Interest expense	(2,038,291)	(1,360,608)	(830,978)
Finance expense	(13,201)	(5,137)	(604,498)
Estimated claims charges	(3,521,086)	(2,808,457)	(1,267,293)
TOTAL OTHER EXPENSE, NET	(5,574,409)	(4,056,229)	(2,264,853)

LOSS BEFORE PROVISION FOR INCOME TAXES	(14,388,530)	(7,399,965)	(11,038,120)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(14,388,530)	$(7,399,965)	$(11,038,120)

COMPREHENSIVE INCOME (LOSS)
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Other comprehensive (loss) income - foreign currency translation (loss) gain	(335,080)	347,097	(499,361)

COMPREHENSIVE LOSS	$(14,723,610)	$(7,052,868)	$(11,537,481)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic	5,841,614	2,942,945	2,266,826
Diluted	5,841,614	2,942,945	2,266,826

Loss per share:
Basic	$(2.46)	$(2.51)	$(4.87)
Diluted	$(2.46)	$(2.51)	$(4.87)

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary share		Additional	Deferred			Accumulated other
	Number	Par	Paid-in	Share		Statutory	comprehensive
	of shares	amount	capital	Compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2016	2,180,799	$2,181	$38,373,584	$-	$(31,204,831)	$6,248,357	$7,708,439	$21,127,730

Ordinary shares issued for services without performance commitment	106,859	107	(107)	-	-	-	-	-
Ordinary shares issued for compensation	100,000	100	288,900	-	-	-	-	289,000
Net loss	-	-	-	-	(11,038,120)	-	-	(11,038,120)
Dissolution of subsidiaries	-	-	-	-	-	(265)	-	(265)
Foreign currency translation loss	-	-	-	-	-	-	(499,361)	(499,361)

BALANCE, June 30, 2017	2,387,658	2,388	38,662,377	-	(42,242,951)	6,248,092	7,209,078	9,878,984

Cancellation of ordinary shares issued for services	(56,859)	(57)	57	-	-	-	-	-
Ordinary shares issued for services	-	-	144,500	-	-	-	-	144,500
Ordinary shares issued for compensation	475,195	475	1,243,526	-	-	-	-	1,244,001
Ordinary shares issued for debt repayment	1,882,655	1,883	3,857,560	-	-	-	-	3,859,443
Sale of ordinary shares	300,000	300	599,700	-	-	-	-	600,000
Ordinary shares issued for services	500,000	500	2,824,500	(2,825,000)	-	-	-	-
Payments made by major shareholders for litigation	-	-	1,028,148	-	-	-	-	1,028,148
Net loss	-	-	-	-	(7,399,965)	-	-	(7,399,965)
Foreign currency translation gain	-	-	-	-	-	-	347,097	347,097

BALANCE, June 30, 2018	5,488,649	5,489	48,360,368	(2,825,000)	(49,642,916)	6,248,092	7,556,175	9,702,208

Sale of ordinary shares	295,977	296	949,704	-	-	-	-	950,000
Ordinary shares issued for compensation	550,000	550	1,319,450	-	-	-	-	1,320,000
Ordinary shares issued for services	600,000	600	1,757,400	(1,758,000)	-	-	-	-
Unvested restricted ordinary shares issued to officers	240,000	240	1,850,160	(1,850,400)	-	-	-	-
Amortization of deferred share compensation	-	-	-	3,272,200	-	-	-	3,272,200
Net loss	-	-	-	-	(14,388,530)	-	-	(14,388,530)
Foreign currency translation loss	-	-	-	-	-	-	(335,080)	(335,080)

BALANCE, June 30, 2019	7,174,626	$7,175	$54,237,082	$(3,161,200)	$(64,031,446)	$6,248,092	$7,221,095	$520,798

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,128,832	1,239,383	1,178,427
Loss (gain) on disposal of equipment	3,866	(2,306)	-
Stock compensation expense	4,592,200	1,388,501	289,000
Provision for doubtful accounts	2,559,782	2,184,221	3,352,063
Changes in operating assets and liabilities
Accounts and notes receivable	(6,032,880)	(4,647,399)	(13,544,355)
Inventories	(99,755)	218,252	374,676
Other receivables	(1,425,544)	1,458,316	7,534,134
Prepayments and advances	(6,298,504)	15,996,599	18,161,510
Prepayment - related party	2,477,931	4,209,149	(5,856,413)
Prepaid expenses	15,458	(40,458)	-
Accounts payable	10,418,874	(12,834,912)	11,783
Customer deposits	(236,542)	971,235	(3,556,647)
Other payables	15,273	(3,924,701)	3,493,637
Other payables - related parties	540,000	720,000	623,924
Accrued liabilities and contingent liabilities	5,744,928	2,840,480	667,463
Taxes payable	(91,531)	73,623	9,575
Net cash (used in) provided by operating activities	(1,076,142)	2,450,018	1,700,657

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(135,705)	(138,151)	(210,962)
Net cash used in investing activities	(135,705)	(138,151)	(210,962)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans, banks and bank guarantees	4,980,762	34,724,896	20,706,132
Repayments of short term loans, banks and bank guarantees	(5,431,960)	(26,639,329)	(19,237,612)
Proceeds from notes payable	-	-	30,398,364
Repayments of notes payable	-	(14,603,210)	(34,069,664)
Borrowings from shareholders	23,865	121,820	146,611
Proceeds from sale of ordinary shares	950,000	600,000	-
Net cash provided by (used in) financing activities	522,667	(5,795,823)	(2,056,169)

EFFECTS OF EXCHANGE RATE CHANGE IN CASH, CASH EQUIVALENTS AND RESTICTED CASH	(62,025)	149,203	(104,673)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTICTED CASH	(751,205)	(3,334,753)	(671,147)

CASH, CASH EQUIVALENTS AND RESTICTED CASH, beginning of year	1,098,691	4,433,444	5,104,591

CASH, CASH EQUIVALENTS AND RESTICTED CASH, end of year	$347,486	$1,098,691	$4,433,444

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$1,098,691	$224,679	$1,006,970
Restricted cash at beginning of year	-	4,208,765	4,097,621
Cash, cash equivalents and restricted cash at beginning of year	$1,098,691	$4,433,444	$5,104,591

Cash and cash equivalents at end of year	$347,486	$1,098,691	$224,679
Restricted cash at end of year	-	-	4,208,765
Cash, cash equivalents and restricted cash at end of year	$347,486	$1,098,691	$4,433,444

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$2,038,291	$1,360,608	$825,772
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Property, plant and equipment additions accrued	$-	$99,125	$-
Customer deposits reclassified to other payables - shareholders upon execution of tri-party agreements	$-	$692,387	$-
Accrued liabilities reclassified to other payables - shareholders upon execution of tri-party agreements	$-	$259,105	$-
Accrued liabilities reclassified to loans payable - employees upon execution of tri-party agreements	$308,089	$-	-
Forgiveness of payable to shareholder as a capital contribution	$-	$691,731	$-
Litigation liability paid by related party	$-	$354,921	$660,834
Accrued related party’s litigation liabilities	$-	$1,422,186	$-
Ordinary share issued to repay other payables - related parties and service providers	$4,928,400	$3,859,443	$-
Other receivables – related party offset with contingent liabilities upon litigation payments made by related party	$1,189,285	$-	$-

OTHER NON-CASH TRANSACTIONS:
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$3,221,736	$6,945,445	$1,535,126
Accounts receivable assigned to prepayments and advances upon execution of accounts receivable assignment agreements	$5,008,417	$-	$-
Reclassification from accounts payable to loans payable upon payment made by employees of the Company on its behalf	$4,311,234	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

China Advanced Construction Materials Group, Inc. (“CADC Delaware”) was incorporated in the State of Delaware on February 15, 2007. On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman was continued as the surviving entity. On July 16, 2019, CADC Cayman received the stamped Certificate of Incorporation on Change of Name from the Cayman Islands Registrar of Companies and the Amended and Restated Memorandum and Articles of Association from the Cayman Islands General Registry, dated July 12, 2019 pursuant to which CADC Cayman’s name has been changed from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.” (the Company or “HHT”).

The Company, through its 100% owned subsidiaries and its variable interest entities (“VIEs”), is engaged in producing general ready-mix concrete, customized mechanical refining concrete, and other concrete-related products that are only sold in the People’s Republic of China (the “PRC”).

The Company has a wholly-owned subsidiary in the British Virgin Islands, Xin Ao Construction Materials, Inc. (“BVI-ACM”), which is a holding company with no operations. BVI-ACM has a wholly-owned foreign subsidiary, Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and China-ACMH has contractual agreements with Beijing XinAo Concrete Group (“Xin Ao”) and therefore Xin Ao is considered to be a VIE of China-ACMH. On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. The establishment of CACM is to expand the Company’s construction material business in New York. As of the date of the report, CACM has not commenced any operations.

Note 2 – Going Concern

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, the Company had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

However, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in payment and technical default under its bank loan agreement for which the bank has filed with the PRC courts which has issued a demand notice in May 2019 for the immediate repayment of the outstanding loans. No repayments have been made and the balance at June 30, 2019 is approximately $ 24.7 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If the Company is unable to generate significant revenue, secure the continued forbearance of its bank and/or additional financing or resolve any pending estimated claim charges, the Company may be required to cease or curtail its operations. The Company’s financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining additional financial support and credit guarantee commitments and debt restructuring for most litigation liabilities.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements include the accounts of all the directly and indirectly owned subsidiaries and VIEs listed below. All intercompany transactions and balances have been eliminated in consolidation.

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries and VIEs. All material intercompany transactions have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
CACM	New York, USA	100%
BVI-ACM	British Virgin Island	100%
China-ACMH	Beijing, China	100%
Xin Ao	Beijing, China	VIE

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability.  The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management makes ongoing assessments of whether China ACMH is the primary beneficiary of Xin Ao. Based upon a series of contractual arrangements, the Company determined that Xin Ao is a VIE subject to consolidation and that China ACMH is the primary beneficiary. Accordingly, the accounts of Xin Ao are consolidated with those of China ACMH.

The carrying amount of the VIE’s assets and liabilities are as follows:

	June 30,	June 30,
	2019	2018

Current assets	$52,147,926	$50,219,221
Property, plants and equipment	1,659,520	2,748,409
Total assets	53,807,446	52,967,630

Liabilities	(52,161,353)	(43,372,069)
Intercompany payables*	(7,328,943)	(7,705,339)
Total liabilities	(59,490,296)	(51,077,408)
Net (deficit) assets	$(5,682,850)	$1,890,222

*	Payables to China-ACMH and BVI-ACM have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for doubtful accounts, deferred income taxes, prepayments and advances, stock-based compensation, contingent liabilities, and fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The functional currency of BVI-ACM is the U.S. dollar. China-ACMH and Xin Ao use their local currency, the Chinese Renminbi (“RMB”) as their functional currency. In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of operations and cash flows are translated at the average exchange rates during the period, assets and liabilities are translated at the exchange rates at the balance sheet dates, and equity is translated at historical exchange rates. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Asset and liability accounts at June 30, 2019 and 2018 were translated at RMB 6.87 and RMB 6.62 to USD$1.00, respectively. Equity accounts are translated at their historical rate. The average translation rates applied to the consolidated statements of operations and comprehensive loss and cash flows for the years ended June 30, 2019, 2018 and 2017 were RMB 6.83, RMB 6.51 and RMB 6.81 to USD$1.00, respectively.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the years ended June 30, 2019, 2018 and 2017. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The core principle underlying revenue recognition is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.  The Company’s revenue streams are primarily recognized at a point in time, principally upon delivery.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

Sales of concrete products

The Company continues to derive its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfer to a customer, which is generally similar to when its delivery has occurred prior to July 1, 2018.

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents cash held by banks as guarantee deposit collateralizing notes payable.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. On July 1, 2018, the Company adopted this guidance on a retrospective basis. The Company’s years ended June 30, 2018 and 2017 statements of cash flows have been retroactively presented and adopted this guidance.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts and notes receivable, net

The Company extends unsecured credit to its customers in the normal course of business. Accounts are considered past due after 180 days. In establishing the required allowance for doubtful accounts, management considers historical experience, the economic environment, trends in the construction industry and the expected collectability of the overdue receivables. Management reviews its accounts receivable each reporting period to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovering is considered remote. The Company provides an allowance for doubtful accounts provision of 15% for accounts receivable balances that are past due more than 180 days but less than one year, an allowance for doubtful accounts provision of 40% for accounts receivable past due from one to two years, an allowance for doubtful accounts provision of 75% for accounts receivable past due beyond two years, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond three years, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. The Company’s management has continued to evaluate the reasonableness of its valuation allowance policy and will update it if necessary. As of June 30, 2019 and 2018, the Company made $21,191,849 and $19,291,772 allowance for doubtful accounts for accounts receivable, respectively.

Notes receivable represents commercial notes due from various customers where the customers’ banks have guaranteed the payments. The notes are noninterest bearing and normally paid within three to six months. The Company has the ability to submit requests for payments to the customer’s banks earlier than the scheduled payments date, but will incur an interest charge and a processing fee.

Inventories

Inventories consist of raw materials and are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventory to its net realizable value, if lower than cost. As of June 30, 2019 and 2018, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include prepayments to be refunded by our suppliers if the supplies do not meet the Company’s specification needs, advances to employees, amounts due from unrelated entities refundable, VAT tax and other deposits. Management regularly reviews the aging of these receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made. The Company provides an allowance for doubtful accounts of 5% for other receivables balances that are aged within one year, an allowance for doubtful accounts of 50% for other receivables aged from one to two years, and an allowance for doubtful accounts of 100% for other receivables aged beyond two years. As of June 30, 2019 and 2018, the Company made $263,049 and $208,097 allowance for doubtful accounts for other receivables, respectively.

Prepayments and advances

Prepayments are funds deposited or advanced to outside vendors for future inventory purchases. As is standard practice in the PRC, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require any outstanding prepayments to be returned to the Company when such contracts end. The Company provides a provision of 5% of the allowance for doubtful accounts for prepayments and advances that are aged from six months to one year and 10% of the allowance for doubtful accounts for prepayments and advances aged beyond one year.

The Company provided an allowance of approximately $0.2 million, $0.3 million and $0 on unrealizable prepayments and advances for the years ended June 30, 2019, 2018 and 2017, respectively. The Company wrote off approximately $0, $0, and $0.2 million on unrealizable prepayments for the years ended June 30, 2019, 2018 and 2017, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with a 5% residual value. Leasehold improvements are amortized over the lesser of estimated useful lives or remaining lease terms, as appropriate.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of assets are as follows:

Useful life
Transportation equipment	7-10 years
Plant and machinery	10 years
Office equipment	5 years
Buildings and improvements	3-20 years

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s cement mixers, cafeteria, and office remodel. No depreciation is provided for construction-in-progress until it is completed and placed into service.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) transportation equipment; (ii) plant and machinery; (iii) office equipment; and (iv) buildings and improvements.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the years ended June 30, 2019, 2018 and 2017.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns prior to 2016 are not subject to examination by any applicable tax authorities. PRC tax returns filed for calendar years ended December 31, 2016 to 2018 are subject to examination by the applicable tax authorities.

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in the PRC are subject to a value added tax. The standard VAT rate for the Company’s industry is 3% of gross sales, and revenues are presented net of VAT.

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment that are acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are classified as property and equipment, and depreciated over their estimated useful lives.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of each period presented.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use (“ROU”) asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The amendments is to assisting stakeholders with implementation questions and issues as organizations prepare to adopt the new leases standard affect the amendments in ASU 2016-02. Many stakeholders inquired about the following two requirements in the new leases standard: 1) Comparative reporting requirements for initial adoption and 2) For lessors only, separating lease and nonlease components in a contract and allocating the consideration in the contract to the separate components. ASU 2018-11 is effective for annual and interim reporting periods beginning after December 15, 2018. The Company adopted these updates on July 1, 2019. The adoption of ASU 2016-02 and 2018-11 will recognize additional operating liabilities of approximately $1.3 million, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In October 2017, the FASB issued ASU No. 2017-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU No. 2017-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU on July 1, 2019 will have a material effect on the Company’s consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. Management plans to adopt this ASU during the quarter ending September 2019. Management does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 4 – Accounts and notes receivable, net

Accounts and notes receivable, net consisted of the following:

	June 30, 2019	June 30, 2018

Accounts receivable	$58,129,493	$62,610,943
Notes receivable	72,814	3,292
Less: Allowance for doubtful accounts	(21,191,849)	(19,291,772)
Total accounts and notes receivable, net	$37,010,458	$43,322,463

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for doubtful accounts is as follows:

	Year ended June 30, 2019	Year ended June 30, 2018

Beginning balance	$19,291,772	$15,827,348
Provision for doubtful accounts	2,601,781	3,145,087
Less: write-off	-	-
Exchange rate effect	(701,704)	319,336
Ending balance	$21,191,849	$19,291,772

During the years ended June 30, 2019, 2018 and 2017, the Company offset approximately $3.2 million, $6.9 million and $1.5 million of accounts receivable and accounts payable pursuant to certain debt obligation transfer agreements, respectively.

Note 5 – Other receivables, net

Other receivables consisted of the following:

	June 30, 2019	June 30, 2018

Other receivables	$1,686,612	$279,339
Less: Allowance for doubtful accounts	(263,049)	(208,097)
Total other receivables, net	$1,423,563	$71,242

Movement of allowance for doubtful accounts is as follows:

	Year ended June 30, 2019	Year ended June 30, 2017

Beginning balance	$208,097	$1,432,095
Provision for (recovery of) doubtful accounts	62,726	(1,280,566)
Exchange rate effect	(7,774)	56,568)
Ending balance	$263,049	$208,097

Note 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2019	June 30, 2018

Machinery and equipment	$783,426	$917,017
Transportation equipment	3,983,361	4,399,356
Office equipment	1,121,186	1,221,704
Buildings and improvements	491,127	458,718
Construction-in-progress	74,659	-
Total	6,453,759	6,996,795
Less: Accumulated depreciation and amortization	(4,794,239)	(4,248,386)
Property, plant and equipment, net	$1,659,520	$2,748,409

Depreciation expense amounted to approximately $1.1 million, $1.2 million and $1.2 million for the years ended June 30, 2019, 2018 and 2017, respectively.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Construction-in-progress consist of the following as of June 30, 2019:

Construction-in-progress description	Value	Estimated Completion date	Estimated Additional Cost to Complete
Overhaul and transformation of concrete mixers	$32,038	December 2019	$-
Installation of material device to concrete mixers	18,932	December 2019	-
Painting work for assembling and stirring unit and offices	16,310	December 2019	-
Installation of smoke purifier for dining room	7,379	December 2019	-
Total construction-in-progress	$74,659		$-

These construction projects were fully pre-paid as of June 30, 2019.

Note 7 – Credit Facilities

Short term loans - banks:

Outstanding balances on short-term bank loans consisted of the following:

	June 30, 2019		June 30, 2018

Loans from China Construction Bank, each with an interest rate of 5.66% per annum, due between July 2018 and January 2019, guaranteed by Beijing Jinshengding Mineral Products Co., LTD (“Jinshengding”), Mr. Xianfu Han, Ms. Chunying Wang, Mr. Weili He, and Ms. Junkun Chen.	$24,686,899	(1)	$26,062,665

(1)	As of the filing of this report, these loan balances are past due and in default due to nonpayment. The bank filed demands to ask the Company to pay off the loans immediately or freeze and/or put a lien on the Company’s assets, the personal assets of the individual guarantors, and the guarantors of the loans. The court has granted such demand, and the Company has received a demand notice from the court to pay off the loans immediately on May 9, 2019. Currently, none of the Company’s funds on deposit have been seized.

Jinshengding is a supplier to the Company. Mr. Xianfu Han was the Company’s former Chief Executive Officer. Chunying Wang is the spouse of Mr. Xianfu Han. Mr. Weili He was the Company’s former Chief Financial Officer. Ms. Junkun Chen is the spouse of Mr. Weili He. Also see Note 7 – Related party transactions.

Interest expense was approximately $0.3 million, $1.4 million and $0.8 million for the years ended June 30, 2019, 2018 and 2017, respectively. Default interest with an interest rate of 8.49% totaling approximately $1.8 million up to June 30, 2019 has been accrued for the year ended June 30, 2019 under accrued liabilities.

Note 8 – Related party transactions

Rent expense - related party

The Company has a lease agreement for office space from Mr. Weili He, the Company’s shareholder, through October 31, 2023, with annual payments of approximately $24,000.

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of June 30, 2019 and 2018, the Company prepaid $456,399 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of June 30, 2019 and 2018, the Company made $0 and $0.3 million allowance for prepayment – related party, respectively.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was indemnified by Mr. Han and Mr. He in November 2019. As of June 30, 2019 and 2018, other receivable – related party from Beijing Lianlv was $165,075 and $1,397,042, respectively.

Other payables - related parties

Mr. Xianfu Han, Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 7).

Other payables – related parties consisted of the following:

	June 30, 2019	June 30, 2018

Xianfu Han	$361,336	$91,336
Weili He	396,401	104,428
	$757,737	$195,763

Note 9 – Loans payable - employees

Na Wang and Wei Zhang, employees of the Company, have settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

	June 30, 2019	June 30, 2018

Na Wang	$2,341,932	$-
Wei Zhang	2,251,942	-
	$4,593,874	$-

Note 10 – Income taxes

(a)	Corporate income tax

Under the current laws of the Cayman Islands, HHT is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed. BVI-ACM was incorporated in the British Virgin Islands (“BVI”), where its income tax rate is 0% under current BVI law.

CACM

CACM is organized in the United States. CACM had no taxable income for United States income tax purposes for the year ended June 30, 2019. As of June 30, 2019, CACM’s net operating loss carry forward for United States income taxes was approximately $0.2 million. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the United States. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset of $39,662 to reduce the asset to zero. Management reviews this valuation allowance periodically and makes changes accordingly.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

China-ACMH and VIE-Chinese operations

China-ACMH and Xin Ao are governed by the income tax laws of the PRC. Income tax provisions with respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Chinese Enterprise Income Tax (“EIT”) law, the statutory corporate income tax rate applicable to most companies is 25%. In 2009, Xin Ao applied and received an Enterprise High-Tech Certificate. The High-Tech Certificate is required to be renewed every 3 years. The certificate was awarded based on Xin Ao’s involvement in producing high-tech products, its research and development, as well as its technical services. As granted by the State Administration of Taxation of the PRC, Xin Ao was entitled to a reduction in its income tax rate from 25% to 15% until July 21, 2018. The certificate was renewed, and the reduction in tax rate has been extended to November 30, 2021.

The EIT Law imposes a 10% withholding income tax, subject to reduction based on tax treaties where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax laws and regulations. The Company intends to permanently reinvest undistributed earnings of its Chinese operations located in the PRC. As a result, there is no deferred tax expense related to withholding tax on the future repatriation of these earnings.

Loss before provision for income taxes consisted of:

	For the year ended June 30, 2019	For the year ended June 30, 2018	For the year ended June 30, 2017

Cayman and BVI	$(6,814,422)	$(2,744,479)	$(1,352,589)
PRC	(7,574,108)	(4,655,486)	(9,685,531)
	$(14,388,530)	$(7,399,965)	$(11,038,120)

Significant components of deferred tax assets were as follows:

	June 30, 2019	June 30, 2018
Deferred tax assets
Allowance for doubtful accounts	$3,248,050	$2,972,087
Accrued claims charges	1,139,526	611,363
Impairment loss of long-lived assets	393,673	393,673
Net operating loss carryforward in China	477,887	145,641
Net operating loss carryforward in the U.S.	39,662	62,852
Valuation allowance	(5,298,798)	(4,185,616)
Total net deferred tax assets	$-	$-

As of June 30, 2019 and 2018, the Company believes it is more likely than not that its PRC operations will be unable to fully utilize its net deferred tax assets related to its allowance for doubtful accounts, impairment loss of long-lived assets and the net operating loss carryforwards in the PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. As of June 30, 2019, the Company has net operating loss carry forwards in the PRC that expire through June 30, 2024. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $5.3 million and $4.1 million related to its operations in the PRC as of June 30, 2019 and 2018, respectively.

Changes in the value allowance for deferred tax assets increased by $362,847 from $3,822,769 at June 30, 2017 to $4,185,616 at June 30, 2018 and increased by $1,113,182 from $4,185,616 at June 30, 2018 to $5,298,798 at June 30, 2019.

As of June 30, 2019 and 2018, the Company had $80,860 and $178,190 of other business taxes (principally VAT) payable, respectively.

(b)	Uncertain tax positions

There were no uncertain tax positions as of June 30, 2019 and 2018, Management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2019, 2018 and 2017, the Company did not incur any tax related interest or penalties.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ equity

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In August 2016, the Board granted an aggregate of 106,859 restricted ordinary shares, which was issued with a fair value of $308,823 to a consultant under the 2009 Plan. These shares were to vest in two tranches upon achieving certain performance-based milestones. On January 15, 2018, 50,000 shares vested on the first tranche and 56,859 shares were forfeited and cancelled on the second tranche during the year ended June 30, 2018.

In January 2018, the Board granted an aggregate of 56,859 restricted ordinary shares, which were issued with a fair value of $244,494 to one employee under the 2009 Plan. These shares vested immediately upon grant. As of June 30, 2019, there were no shares available under the 2009 Plan.

In March 2019, the Board granted an aggregate of 720,000 restricted ordinary shares, which were issued with a fair value of $1,850,400 to the new CEO and CFO. These shares will vest over the required service period of three years starting from March 28, 2019. In July 2019, a total of 240,000 restricted ordinary shares were issued to them.

For the years ended June 30, 2019, 2018 and 2017, the Company recognized approximately $0.2 million, $0.4 million, $0.3 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2016	-	$-	$-
Granted	206,859	$2.89	$-
Vested	(100,000)	$2.89	$-
Unvested as of June 30, 2017	106,859	$2.89	$-
Forfeited	(56,859)	$2.89	$-
Granted	56,859	$4.30	$-
Vested	(106,859)	$3.64	$-
Unvested as of June 30, 2018	-	$-	$-
Granted	720,000	$2.57	$-
Vested	(60,000)	$2.57	$-
Unvested as of June 30, 2019	660,000	$2.57	$607,200

Ordinary Shares Issued for Debt Repayment

In April 2018, the Board granted an aggregate of 985,889 restricted ordinary shares, with a fair value of $2,021,073, determined using the closing price of $2.05 on April 3, 2018, to Mr. Xianfu Han, the former Chief Executive Officer (“CEO”) of the Company, to repay the debt the Company owed to him.

In April 2018, the Board granted an aggregate of 896,766 restricted ordinary shares, with a fair value of $1,838,370, determined using the closing price of $2.05 on April 3, 2018, to Mr. Weili He, the former Chief Financial Officer (“CFO”) of the Company’s, to repay the debt the Company owes to him.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Issued for Compensation

In April 2018, the Board granted an aggregate of 200,000 ordinary shares, which were issued with a fair value of $410,000, determined using the closing price of $2.05 on April 3, 2018, to two employees under the 2009 Plan.

In May 2018, the Board granted an aggregate of 218,336 ordinary shares, which were issued with a fair value of $589,507, determined using the closing price of $2.70 on May 21, 2018, to five employees under the 2009 Plan.

In April 2019, the Board granted an aggregate of 550,000 ordinary shares, which were issued with a fair value of $1,320,000, determined using the closing price of $2.40 on May 28, 2018, to three employees under the 2018 Plan. The 2018 Plan was authorized to issue 550,000 shares of the Company’s common shares. There are no remaining shares available to be issued under 2018 Plan.

Ordinary Shares Issued for Services

In June 2018, the Board granted an aggregate of 500,000 ordinary shares with a fair value of $2,825,000, determined using the closing price of $5.65 on June 28, 2018, to two service providers. These shares were issued in July 2018 and are being amortized over the service period of one year starting from July 1, 2018. Amortization of deferred stock compensation for the year ended June 30, 2019 was $2,825,000.

In May 2019, the Board granted an aggregate of 600,000 ordinary shares with a fair value of $1,758,000, determined using the closing price of $2.93 on May 8, 2019, to three service providers. These shares were issued in May 2019 and are being amortized over the service period of one year starting from May 15, 2019. Amortization of deferred stock compensation for the year ended June 30, 2019 was $293,000.

Sale of Ordinary Shares

In May 2018, the Company sold 300,000 ordinary shares at $2.00 per share to certain unrelated third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In July 2018, the Company sold 45,977 ordinary shares at $6.525 per share for total proceeds of $300,000 to certain third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In August 2018, the Company sold 50,000 ordinary shares at $3.00 per share for total proceeds of $150,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In May 2019, the Company sold 200,000 ordinary shares at $2.50 per share for total proceeds of $500,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

Note 12 – Reserves and dividends

The laws and regulations of the PRC require that before a foreign invested enterprise can legally distribute profits, it must first satisfy all its tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after setting aside the required statutory reserves. Statutory reserves include the surplus reserve fund and the common welfare fund.

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. As of June 30, 2019 and 2018, the remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $0.8 million as of each of the years ended June 30, 2019 and 2018.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Transfers to statutory reserves must be made before the distribution of any dividends to the Company’s shareholders. The surplus reserve fund is non-distributable other than during liquidation. The surplus reserve fund can however be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The PRC government restricts distributions of registered capital and the additional investment amounts required by foreign invested enterprises. Approval by the PRC government must be obtained before distributions of these amounts can be returned to the shareholders.

Note 13 – Employee post-retirement benefits

The Company offers a defined contribution plan to eligible employees which consists of two parts: (i) the first part, paid by the Company, is 20% of the employee’s compensation from the prior year and (ii) the second part, paid by the employee, is 8% of the employee’s compensation. The Company’s contributions of employment benefits were approximately $0.5 million, $0.5 million and $0.7 million for the years ended June 30, 2019, 2018 and 2017, respectively.

Note 14 – Commitments and contingencies

Lease Commitments

The Company has a lease agreement for a concrete service plant with an unrelated party which will expire on September 30, 2022, with annual payments of approximately $409,000. The Company has a lease agreement for roadway access for the west side entry of the concrete service plant with an unrelated party, which expired on June 30, 2019 and is currently under negotiation for renewal terms. The Company has a lease agreement for office space from Mr. Weili He, the Company’s former Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000. The Company has a lease agreement for office space in New York through May 31, 2019, with annual payments of $27,600, and the lease has been extended from June 1, 2019 to May 31, 2020 with annual payments of $28,980.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $0.5 million, $0.4 million and $0.2 million for the years ended June 30, 2019, 2018 and 2017, respectively. Future annual lease payments under non-cancelable operating leases with a term of one year or more consist of the following:

Twelve months ending June 30,	Amount
2020	$459,000
2021	433,000
2022	433,000
2023	126,000
2024	8,000
Total	$1,459,000

Guarantee

In April 2018, Xin Ao guaranteed approximately $10.0 million (RMB 69,000,000) that a related-party borrowed from the bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Beijing Lianlv (borrower)	$10,048,349	April 11, 2019

As of the filing of this report, these loan balances are past due and in default due to nonpayment. Beijing Lianlv is in the process of negotiating a renewal of the loans with the bank and has received a demand notice from the bank to pay off the loans immediately. The execution involves Xin Ao principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. The loan has one property as pledged under the title of Mr. Han and has two properties as pledged under the title of related-party guarantors. Mr. Han and Mr. He also agreed to indemnify the Company for any amounts Xin Ao may have to pay. As of the date of this report, the Company’s PRC legal counsel has evaluated the pledged assets and guarantee and has concluded that the likelihood of Xin Ao having to make any payments under the guarantee agreement is remote.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, guarantees for the Company’s shareholder/former officers, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalties of $1.3 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, on some of the remaining claims are presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges,” respectively.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7 million as of June 30, 2019. The Company has not made the repayment.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

(i)	Disputes Arising in the Ordinary Course of Business

As of June 30, 2019, the Company had approximately $6.6 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $1.3 million, and approximately $3.5 million of additional estimated claims charges for the year ended June 30, 2019. As of June 30, 2019, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$2,155,740	$352,411	$2,508,151
2) Sales	20,177	9,284	29,461
3) Purchases	1,367,237	175,069	1,542,306
4) Leases	3,808,038	670,914	4,478,952
5) Labor	26,204	-	26,204
6) Others	307,222	135,866	443,088
Total	$7,684,618	$1,343,544	9,028,162
Payments made by related party			(2,436,977)
Accrued contingent liabilities			$6,591,185

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The major legal cases are summarized as follows:

1)	Guarantee

In December 2016, the Company guaranteed approximately $2.1 million (RMB 14,736,000) that a third-party borrowed from a bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Tangshan Long Tang Trading Co., Ltd (“Long Tang”)	$2,145,978	December 29, 2017

This loan has not paid as of the date of this report. On May 17, 2018, Tangshan Arbitration Commission decided that Long Tang should repay the loan balance with accrued interests and Xin Ao and other four guarantors should undertake the joint liability to the default loan. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is probable. The Company accrued approximately $2.2 million contingent liability in connection with such guarantee as of June 30, 2019.

2)	Purchase disputes

On October 17, 2018, Tangshan Jinma Qixin Concrete Co., Ltd (“Tangshan Jinma”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a concrete purchase agreement. Tangshan Jinma stated that on May 26, 2017 both parties entered into a concrete purchase agreement and Xin Ao still owes Tanghshan Jinma approximately $0.2 million (RMB 1,356,468) as of February 13, 2018. The People’s Intermediate Court of Tangshan City reviewed the case and rendered that Xin Ao should pay the unpaid balance with interest fees and court fees. As of date of this report, Xin Ao has not made any payments.

3)	Leasing disputes

(a)	On August 10, 2017, Guowang International Finance Leasing Co. Ltd. (“Gouwang”) filed a lawsuit against Xin Ao in People’s Court of Nankai District, Tianjin Province (“Nankai Court”) to seek compensatory damages in connection with Xin Ao’s failure to make payments under a financing lease agreement. On October 23, 2017, Nankai Court ruled against Xin Ao and rendered a judgement to award damages of approximately $1.3 million (RMB 9,168,463) to Guowang (the “Decision”). On September 26, 2018, Xin Ao appealed the Decision which was rejected in its entirety with prejudice. This agreement was initially entered into by Xin Ao for the benefit of a related party that is owned by the Company’s former officers/shareholders. Accordingly, the Company accrued approximately $1.3 million (RMB 9,168,463) default rent and court fees of approximately $12,000 (RMB 83,450) for a total of approximately $1.3 million (RMB 9,251,913) as a liability and a corresponding “Other Receivable – Related Party” in the same amount. Should the entity not repay the Company, the former officers/shareholders have agreed to indemnify the Company for any unpaid amounts. During the year ended June 30, 2019, Lianlv repaid approximately $1.2 million (RMB 8,118,378) to the plaintiff. As of the date of this report, the unpaid balance is approximately $0.1 million (RMB 1,133,535).

(b)

On March 6, 2018, Beijing Chengda Yu Concrete Co., Ltd (“Beijing Chengda”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a rental lease. Beijing Chengda stated that on January 24, 2014 both parties entered into a lease agreement (the “Agreement”). A lease addendum was later entered into on February 25, 2014. The Agreement provided that, effective from July 18, 2013 to April 30, 2018, XinAo shall rent Beijing Chengda’s property, the Concrete Station, and assume all credits and debts incurred during the term of the lease agreement. Mr. Xianfu Han and Mr. Weili He signed a personal guaranty agreement with Xin Ao to undertake the liabilities of Xin Ao in the event of its breach on the lease agreement. On March 31, 2017, Beijing Chengda was sued by Beijing Zhongtong Jiang Xin’hang Construction Materials Co., Ltd for an unpaid balance in an amount of approximately $1.7 million (RMB 11,595,461) plus interest fees of approximately $98,000 (RMB 669,825) in connection with utilizing the Concrete Station. Beijing Chengda then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the legal fees in connection with the lawsuit. People’s Court of Fengtai District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance and interest fees along with court fees of approximately $29,000 (RMB 199,922), so the total compensation is approximately $1.8 million (RMB 12,465,208). As of date of this report, Xin Ao has not made any payments.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	On April 30, 2016, China Black Metal Materials Beijing Co., Ltd (“China Black Metal”) filed a lawsuit against Xin Ao and Jinshengding in connection with their failure to make payments under a lease agreement. The court ruled that effective December 28, 2016, the lease agreement was void and Xin Ao and/or Jinshengding shall make payment to China Black Metal which shall include rent due from December 4, 2015 to December 28, 2016 of approximately $229,000 (RMB 1,572,669), plus interest, expenses for utilities of approximately $40,000 (RMB 271,579), a penalty of approximately $36,000 (RMB 250,000), legal fees of approximately $11,000 (RMB 73,238) and rent due from December 28, 2016 to December 31, 2018 of approximately $0.3 million (RMB 2,264,329). The total amount of compensation is approximately $0.6 million (RMB 4,431,816). As of date of this report, Jinshengding has paid approximately $0.3 million (RMB 1,800,000) out of the total compensation.

4	Other disputes

On August 23, 2018, Gui Liang filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a loan agreement. Gui Liang stated that on June 16, 2014 Xue Zhang, who was the manager of Xin Ao Yucheng Concrete Station, and Gui Liang entered into a loan agreement (the “Agreement”). The Agreement provided that Xue Zhang borrowed approximately $0.4 million (RMB 3,000,000) from Gui Liang for the daily operation needs of Xin Ao for a year from June 16, 2014 to June 16, 2015 at an annual interest rate of 15%. The Agreement was extended for another year on June 16, 2015. As of August 10, 2016, Yucheng Concrete Station returned approximately $0.1 million (RMB 1,000,000) to Gui Liang, and Xin Ao refused to pay unpaid balance because Xin Ao did not receive the loan. Gui Liang then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the default interest fees in connection with the lawsuit. People’s Court of Shijingshan District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance of approximately $0.3 million (RMB 2,000,000) and default interest fees at an annual interest rate of 15%. As of June 30, 2019, the Company had recorded the unpaid balance and default interest fees in the amount of approximately $0.3 million (RMB 2,025,272). As of date of this report, Xin Ao has not paid any compensation.

(ii)	Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending and additional judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $26.7 million.

On November 14, 2019, Mr. Han and Mr. He entered into an amendment No. 2 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchases	2,771,981	71,649	2,843,630
3) Leases	8,852,874	-	8,852,874
4) Labor	227,963	-	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the former CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the former interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was approximately $42.0 million (RMB 288,506,497) with interest at 12.8% per annum (the “Loan”). Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of approximately $44.4 million (RMB 304,972,608) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of approximately $46.9 million (RMB 322,435,300) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of approximately $21.8 million (RMB 150,000,000) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. In December 2018, a new management team of the Cinda Beijing Branch asked to review all litigation, including this case as they were not fully aware of the resolution. On December 28, 2018, the Court re-executed their prior order against Xin Ao and other defendants. Accordingly, Xin Ao and other defendants remain liable due to court ruling and remain subject to continuous execution orders as long as the plaintiff initiates execution orders against Xin Ao and other defendants in the future. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February and December 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes a favorable outcome is probable and has no exposure for the pending judgements as the enforcement order has been resolved with the establishment of the Partnership.

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of approximately $3.8 million (RMB 26,000,000). Currently, none of the Company’s funds on deposit have been seized.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of approximately $0.4 million (RMB 2,927,400) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan approximately $0.4 million (RMB 2,895,000) as principal of the loan and approximately $5,000 (RMB 32,400) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

2)	Purchase disputes

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was approximately $0.5 million (RMB 3,452,799), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment. On November 12, 2018, the court executed a demand and froze Xin Ao’s bank deposit of approximately $0.5 million (RMB 3,489,727). The Company appealed for the execution and explained that Xin Ao was not involved in the transaction. The Court granted the appeal. Currently, none of the Company’s funds on deposit have been seized.

(b)	On August 8, 2018, Shenzhen High-tech National Finance Education Information Technology Co., Ltd. (“Shenzhen High-tech”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Haidian District, Beijing against Tangshan Yitong Netcom Logistics Co., Ltd. (“Tangshan Yitong”), Tangshan Xinglong, Ruihai Dong and Xin Ao (collectively the “Respondents”) in connection with Tangshan Yitong’s breach of a finance lease agreement by failing to pay the rent for a total of approximately $1.8 million (RMB 12,656,282) from September 3, 2014 to September 2, 2017. In accordance with the finance agreement, Xin Ao, as the guarantor on such agreement, was named as co-respondent to the Arbitration Demand. The case is still under preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

3)	Lease disputes

(a)	On January 29, 2018, Xugong Group Construction Equipment Co., Ltd. (“Xugong”) filed a lawsuit with People’s Court of Xuzhou Economic and Technological Development Zone District, Jiangsu (“Xuzhou Court”) against Xin Ao and Jingshengding (collectively the “Respondents”) in connection with Xin Ao’s breach of a finance lease agreement signed on June 19, 2012 by failing to pay the rent of five concrete pump trucks together with default interests for a total of approximately $0.4 million (RMB 2,593,839). The case is still under review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

(b)	On January 24, 2019, Citic Futong Finance Lease Co., Ltd. (“Citic Futong”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Dongcheng District, Beijing (“Dongcheng Court”) against Tianjin Hump Investment Co., Ltd. (“Tianjin Hump”) and Xin Ao (collectively the “Respondents”) in connection with Tianjin Hump’s breach of a finance lease agreement by failing to pay the rent of a mineral waste grind production line for a total of approximately $8.2 million (RMB 56,250,000) from September 3, 2014 to September 1, 2017. In accordance with the finance lease agreement, Xin Ao, as the guarantor on such lease, was named as co-respondent to the Arbitration Demand. After investigation, Dongcheng Court rendered that the original finance lease agreement is invalid and Xin Ao does not need to make any payment. The plaintiff appealed, and Dongcheng Court rejected the plaintiff’s arbitration demand again and suspended the trail on October 22, 2019 due to lack of evidence. The plaintiff can apply for retrial if they can provide enough evidence in the future.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4)	Labor disputes

During 2017, Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) was subject to certain labor disputes. The potential total amounts of judgment is approximately $0.2 million (RMB 1,702,000). Since Mr. Xianfu Han and Mr. Weili He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. As of the date of the report, Sihong has not made any payment.

Employment Agreements

The Company had employment agreements with its two executive officers, Mr. Han and Mr. He from July 1, 2017 until June 30, 2020.  Each agreement calls for an annual base salary of $360,000 plus bonus, if any. On March 28, 2019, Mr. Han resigned from his position as CEO and Chairman of the Board of Directors of the Company, and Mr. He resigned from his position as CFO and director of the Company.

On the same day, Sean Liu was appointed as CEO and Chairman to fill in the vacancy created by Mr. Han’s resignation and Lili Jiang was appointed as CFO and director to fill in the vacancy created by Mr. He’s resignation effective immediately. Each new agreement calls for an annual base salary of 120,000 shares of the Company’s restricted common stock plus bonus, if any (see Note 11 – Shareholders ‘equity for the accounting treatment for 720,000 shares of the Company’s restricted ordinary shares granted). If employment is terminated for death, disability or for cause, they are entitled to any unpaid base salary, vacation, bonus for the fiscal year ending on or prior to the date of termination and unreimbursed expenses through the date of termination. If employment is terminated for no cause, they will be entitled to a lump sum cash payment equal to 12 months of his/her base salary as date of such termination plus a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination and continued medical benefits in accordance with the Company’s plan subject to the execution (and non-revocation) of a general release of claims against the Company and its affiliates.

Note 15 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in bank and fixed deposits, and accounts and notes receivable, other receivables and advances on equipment purchases.

As of June 30, 2019, no deposit with a bank located in the PRC was subject to credit risk. In China, the insurance coverage of each bank is approximately $73,000 (RMB 500,000). As of June 30, 2019, approximately $9,000 was on deposit with a bank located in the US subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

Accounts receivable, other receivables and advances on inventory purchases are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

For the year ended June 30, 2019, the Company had two customers accounting for approximately 25.1% and 13.5% of total revenue. For the year ended June 30, 2018, the Company had one customer accounting for approximately 11.1% of total revenue. For the year ended June 30, 2017, the Company had one customer accounting for approximately 12.0% of total revenue. As of June 30, 2019 and 2018, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor Concentration Risk

For the year ended June 30, 2019, one vendor accounted for 10.1% of total purchases. For the year ended June 30, 2018, the Company had one vendor accounting for approximately 11.4% of total purchases. For the year ended June 30, 2017, the Company had one vendor representing approximately 19.0% of total purchases. As of June 30, 2019 and 2018, no vendor accounted for more than 10% of the total balance of accounts payable.

Note 16 – Subsequent events

In July 2019, the Board granted an aggregate of 400,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $3.5 on July 19, 2019, to two service providers. These shares were issued in July 2019 and will be amortized over the service period of one year starting from July 1, 2019.

On October 31, 2019, the Company entered into a non-binding letter of intent with Sunway Kids International Education Group Ltd Inc. (“Sunway Kids”), an education service provider headquartered in China. The Company will be conducting full financial and legal due diligence of Sunway Kids. The due diligence is satisfactory the Company plans to, negotiate an acquisition agreement with Sunway Kids and its shareholders. The Board will not proceed with the acquisition unless an independent fairness opinion regarding the fairness of the acquisition is obtained.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of their consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries and VIE under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Loss in excess of investment in subsidiaries” and the loss of the subsidiaries is presented as “Equity loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2019 and 2018.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

AS OF JUNE 30, 2019 AND 2018

(UNAUDITED)

	2019	2018

ASSETS
CURRENT ASSETS:
Cash	$60,122	$378,730
Other receivables	2,300	2,300
Prepaid expenses	25,000	40,458
Total current assets	87,422	421,488

OTHER ASSETS:
Intercompany receivable	19,149,878	18,574,784
Total other assets	19,149,878	18,574,784

Total assets	$19,237,300	$18,996,272

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables	$177,092	$2,000
Other payables - shareholders	848,089	-
Accrued liabilities	26,200	-
Total current liabilities	874,289	2,000

OTHER LIABILITIES:
Loss in excess of investment in subsidiaries	17,842,213	9,292,064
Total other liabilities	17,842,213	9,292,064

Total liabilities	18,716,502	9,294,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no share issued or outstanding	-	-
Common stock, $0.001 par value, 74,000,000 shares authorized, 7,174,626 and 5,488,649 shares issued and outstanding as of June 30, 2019 and 2018, respectively	7,175	5,489
Additional paid-in-capital	54,237,082	48,360,368
Deferred stock compensation	(3,161,200)	(2,825,000)
Deficit	(64,031,446)	(49,642,916)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,221,095	7,556,175
Total shareholders’ equity	520,798	9,702,208
Total liabilities and shareholders’ equity	$19,237,300	$18,996,272

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(UNAUDITED)

	2019	2018	2017

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$(1,756,972)	$(858,605)	$(600,000)
STOCK COMPENSATION EXPENSE	(4,592,200)	(1,388,501)	(289,000)
LOSS FROM OPERATIONS	(6,349,172)	(2,247,106)	(889,000)

OTHER INCOME (EXPENSE), NET
Interest income	84	13	-
Finance expense	(1,465)	(26)	-
Equity loss of subsidiaries	(8,037,977)	(5,152,846)	(10,149,120)
TOTAL OTHER EXPENSE, NET	(8,039,358)	(5,152,859)	(10,149,120)

NET LOSS	(14,388,530)	(7,399,965)	(11,038,120)

OTHER COMPREHENSIVE INCOME (LOSS) -
foreign currency translation income (loss)	(335,080)	347,097	(499,361)

COMPREHENSIVE LOSS	$(14,723,610)	$(7,052,868)	$(11,537,481)

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(UNAUDITED)

	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	4,592,200	1,388,501	289,000
Loss from subsidiaries	8,037,977	5,152,846	10,149,120
Changes in operating assets and liabilities
Other receivables	-	(2,300)	-
Prepaid expenses	15,458	(40,458)	-
Intercompany receivable	(575,094)	(42,350)	-
Other payables	175,092	2,000	-
Other payables - shareholders	540,000	720,000	600,000
Accrued expenses	334,289	-	-
Net cash used in operating activities	(1,268,608)	(221,726)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares	950,000	600,000	-
Net cash provided by financing activities	950,000	600,000	-

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	-	-	-

NET CHANGE IN CASH	(318,608)	378,274	-

CASH, beginning of year	378,730	456	456

CASH, end of year	$60,122	$378,730	$456

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Common stocks issued to repay shareholders	$4,928,400	$3,859,443	$-
Accrued liabilities reclassified to loans payable – employees upon tri-party agreements	$308,089	$-	$-